Exhibit 99.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

SAP SE,

HUMMINGBIRD ACQUISITION CORP LTD.

and

WALKME LTD.

dated as of

June 4, 2024

Execution Version
TABLE OF CONTENTS

Page

ARTICLE I. THE MERGER	3

Section 1.1	The Merger	3
Section 1.2	Closing	3
Section 1.3	Effective Time	3
Section 1.4	Effect of the Merger	3
Section 1.5	Articles of Association	4
Section 1.6	Officers and Directors of the Surviving Company	4

ARTICLE II. TREATMENT OF SECURITIES	4

ARTICLE III. REPRESENTATIONS AND WARRANTIES OF THE COMPANY	15

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ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	48

ARTICLE V. COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER	52

ARTICLE VI. ADDITIONAL AGREEMENTS	66

ii

ARTICLE VII. CONDITIONS TO CONSUMMATION OF THE MERGER	75

Section 7.1	Conditions to Each Party’s Obligations to Effect the Merger	75
Section 7.2	Conditions to Obligations of Parent and Merger Sub	76
Section 7.3	Conditions to Obligations of the Company	77
Section 7.4	Frustration of Closing Conditions	77

ARTICLE VIII. TERMINATION	78

Section 8.1	Termination	78
Section 8.2	Effect of Termination; Termination Fee	79

ARTICLE IX. MISCELLANEOUS	81

iii

Execution Version
AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this “Agreement”), dated as of June 4, 2024, is made by and among (i) SAP SE, a European stock corporation (Societas Europaea) under the Laws of Germany and the European Union (“Parent”), (ii) HUMMINGBIRD ACQUISITION CORP LTD., a company organized under the Laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”), and (iii) WALKME LTD., a company organized under the Laws of the State of Israel (the “Company”). All capitalized terms used in this Agreement will have the meanings ascribed to such terms in Section 9.5 or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise. Parent, Merger Sub and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, the Parties wish to effect a merger of Merger Sub with and into the Company, with the Company being the surviving entity (the “Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of Sections 314‑327 of the Israeli Companies Law, 5759-1999 (together with the rules and regulations promulgated thereunder, the “ICL”), following which Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Parent, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in connection with the Merger, each ordinary share, no par value, of the Company (each, a “Company Share”) issued and outstanding immediately prior to the Effective Time will be automatically converted into the right to receive the Per Share Merger Consideration upon the terms and conditions set forth in this Agreement and in accordance with the ICL;

WHEREAS, prior to the execution of this Agreement, the board of directors of the Company (the “Company Board”) has unanimously adopted resolutions (a) determining that this Agreement and the transactions contemplated hereby, including the Merger (collectively, the “Transactions”), are fair to, advisable, and in the best interests of the Company and Company Shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company (as defined below) will be unable to fulfill the obligations of the Company to its creditors, (b) approving the execution, delivery, and performance of this Agreement, and the consummation of the Merger and the other Transactions on the terms and subject to the conditions set forth herein, (c) directing that the performance of this Agreement and the consummation of the Merger and the other Transactions be submitted to the Company Shareholders for their adoption and approval, and (d) resolving to recommend that the Company Shareholders adopt and approve the performance of this Agreement, the Merger and the other Transactions (such recommendation to the Company Shareholders, the “Company Board Recommendation”);

WHEREAS, prior to the execution of this Agreement, the board of directors of Merger Sub (the “Merger Sub Board”) has unanimously adopted resolutions (a) determining that this Agreement and the Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole shareholder and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors, (b) approving the execution, delivery, and performance of this Agreement, and the consummation of the Merger and the other Transactions on the terms and subject to the conditions set forth herein, (c) directing that the performance of this Agreement and the consummation of the Merger and the other Transactions be submitted to the sole shareholder of Merger Sub for its adoption and approval, and (d) resolving to recommend that the sole shareholder of Merger Sub adopts and approves this Agreement, the Merger and the other Transactions;

WHEREAS, prior to the execution of this Agreement, each of the Executive Board and Supervisory Board of Parent (together, the “Parent Board”) has adopted resolutions (a) determining that this Agreement and the Transactions are fair to, advisable, and in the best interests of Parent and its shareholders and (b) approving and declaring advisable this Agreement, the execution, delivery, and performance of this Agreement, and the consummation of the Merger and the other Transactions on the terms and subject to the conditions set forth herein;

WHEREAS, as a condition to the willingness of Parent to enter into this Agreement and as a material inducement in consideration therefor, concurrently with the execution and delivery of this Agreement, (a) certain Company Shareholders are entering into voting and support agreements with Parent (the “Support Agreements”), pursuant to which, among other things, each such Company Shareholder is agreeing, subject to the terms thereof, to vote all Company Shares owned by such Company Shareholder in favor of the approval and adoption of this Agreement, the Merger and the other Transactions and (b) each of the Waiver Employees is entering into a waiver agreement, pursuant to which, among other things, each such Waiver Employee is agreeing, subject to the terms thereof, to waive and modify certain provisions governing such Waiver Employee’s compensatory arrangements (collectively, the “Waiver Agreements”); and

WHEREAS, the Parties desire to make certain representations, warranties, covenants, and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the covenants, premises, representations, warranties, and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, upon the terms and subject to the conditions set forth herein, the Parties agree as follows:

ARTICLE I.
THE MERGER

Section 1.1          The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the ICL, at the Effective Time, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the Merger) will be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet) in the Merger), whereupon the separate existence of Merger Sub will cease, with the Company surviving the Merger (the Company, as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Company”), such that following the Merger, the Surviving Company will (a) be a wholly owned subsidiary of Parent, (b) continue to be governed by the Laws of the State of Israel, and (c) succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the ICL.

Section 1.2          Closing. The closing of the Merger (the “Closing”) will take place remotely by electronic exchange of documents and signature pages thereto as soon as practicable and by no later than the fourth Business Day after the satisfaction or (to the extent permitted by Law or under this Agreement) waiver of the last to be satisfied or waived of the conditions set forth in Article VII (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law or under this Agreement) waiver of such conditions at the Closing), unless another date or place is mutually agreed to in writing by the Company and Parent. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.3          Effective Time. As soon as practicable after the determination of the date on which the Closing is to take place in accordance with Section 1.2, or on such other date as Parent and the Company may mutually agree, each of the Company and Parent shall, and Parent shall cause Merger Sub to, in coordination with each other, deliver to the Registrar of Companies of the Israeli Corporations Authority (the “Companies Registrar”) a notice (the “Merger Notice”) of the contemplated Merger and the proposed date on which the Companies Registrar is requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”) after notice that the Closing has occurred is served to the Companies Registrar, which the Parties shall deliver on the Closing Date. The Merger will become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL (the time at which the Merger becomes effective is referred to herein as the “Effective Time”). The Parties will use reasonable best efforts to coordinate with the Companies Registrar the issuance of the Certificate of Merger as of the Closing Date or on another date reasonably agreed between the Parties.

Section 1.4          Effect of the Merger. The Merger will have the effects set forth in the ICL and this Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any Company Shareholder, (a) Merger Sub will be merged with and into the Company, the separate existence of Merger Sub will cease and the Company will continue as the Surviving Company, (b) all the properties, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Surviving Company, (c) all debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Company by way of universal succession, and (d) all the rights, privileges, immunities, powers and franchises of the Company (as the Surviving Company) will continue unaffected by the Merger in accordance with the ICL.

Section 1.5          Articles of Association. At the Effective Time, the articles of association of Merger Sub, as in effect immediately prior to the Effective Time, will be the articles of association of the Surviving Company, until such articles of association are thereafter duly changed or amended as provided therein or by applicable Law.

Section 1.6          Officers and Directors of the Surviving Company. At the Effective Time, the directors of Merger Sub immediately before the Effective Time will become the directors of the Surviving Company, until their respective successors have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the articles of association of the Surviving Company. At the Effective Time, the individuals designated by Parent prior to the Closing Date will become the officers of the Surviving Company, until their respective successors have been duly appointed, designated or qualified, or until their earlier death, resignation or removal in accordance with the articles of association of the Surviving Company.

ARTICLE II.
TREATMENT OF SECURITIES

Section 2.1          Treatment of Securities.

(a)          Treatment of Company Shares. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or holders of any securities of the Company or of Merger Sub, subject to Section 2.1(b) and except as provided in Section 2.1(a)(ii):

(i)          Conversion of Company Shares. Each Company Share issued and outstanding immediately prior to the Effective Time (other than Company Shares represented by Excluded Shares) will be cancelled in exchange for the right to receive, without interest, an amount in cash equal to $14.00 (subject to adjustment under Section 2.1(b)) (the “Per Share Merger Consideration”) payable as provided in Section 2.2. From and after the Effective Time, the holders of all Company Shares (other than Company Shares represented by Excluded Shares) issued and outstanding immediately prior to the Effective Time (including all uncertificated Company Shares represented by book-entry form (“Book-Entry Shares”) and each certificate that, immediately prior to the Effective Time, represented any such Company Shares (each, a “Certificate”)) will cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration to such Company Shares, without interest, as provided in Section 2.2, and the right to receive any dividends or other distributions with a record date prior to the Effective Time which may have been declared by the Company and which remain unpaid at the Effective Time.

(ii)          Treatment of Excluded Shares. At the Effective Time, all Excluded Shares will be automatically cancelled and will cease to exist and no Per Share Merger Consideration or any other consideration will be due or delivered in exchange therefor or in respect thereof.

(iii)          Treatment of Merger Sub Share Capital. At the Effective Time, each ordinary share, par value ten Israeli Agurot (NIS 0.10) per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be automatically and without further action converted into and become one validly issued, fully paid and nonassessable ordinary share, par value ten Israeli Agurot (NIS 0.10) per share, of the Surviving Company and such ordinary shares will constitute the only outstanding share capital of the Surviving Company. Each certificate evidencing ownership of such ordinary shares of Merger Sub immediately prior to the Effective Time will, as of the Effective Time, evidence ownership of such shares of the Surviving Company.

(b)          Adjustment. In the event that, between the date of this Agreement and the Effective Time, any change in the outstanding Company Shares will occur as a result of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into or exchangeable for Company Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar event, the Per Share Merger Consideration will be equitably adjusted to reflect such event and to provide to Company Shareholders the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing in this Section 2.1(b) will be deemed to permit or authorize the Company to take any such action or effect any such change that it is not otherwise authorized or permitted to take place pursuant to Section 5.1.

Section 2.2            Payment for Company Shares; Surrender of Certificates.

(a)          Payments with respect to Company Shares (other than Section 102 Shares). Prior to the Effective Time (but in no event later than five Business Days prior to the Closing Date), Parent will designate (i) a bank or trust company reasonably acceptable to the Company to act as the exchange agent in connection with the payment and delivery of the Per Share Merger Consideration (the “Exchange Agent”) and (ii) in connection with the provisions of the Withholding Tax Ruling (as defined herein), an Israeli information and withholding agent reasonably acceptable to the Company (the “Israeli Withholding Agent”) to assist in reviewing any requisite residency certificate and/or other declarations and supporting documents for Israeli Tax withholding purposes and/or a Valid Tax Certificate, as applicable, and, in connection therewith, shall enter into agreements with the Exchange Agent and the Israeli Withholding Agent in a form reasonably satisfactory to the Company. The Exchange Agent will also act as the agent for the Company Shareholders for the purpose of receiving and holding their Certificates and Book-Entry Shares and will obtain no rights or interests in the Company Shares represented thereby. Prior to or at the Effective Time, Parent or Merger Sub will deposit, or cause to be deposited, with the Exchange Agent, cash in immediately available funds in an amount sufficient to pay the aggregate amount of Per Share Merger Consideration (other than consideration to be paid with respect to Section 102 Shares, which payment will be concurrently transferred directly to the 102 Trustee) (the “Exchange Fund”) for the sole benefit of the Company Shareholders (other than the holders of Excluded Shares and Section 102 Shares) entitled to Per Share Merger Consideration at the Effective Time in accordance with Section 2.1(a). In the event that the Exchange Fund is insufficient to pay the aggregate amount of all Per Share Merger Consideration due to the Company Shareholders (other than the holders of Excluded Shares and Section 102 Shares), Parent or Merger Sub will promptly deposit additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment. Parent will direct the Exchange Agent to make, pursuant to irrevocable instructions, delivery of the Per Share Merger Consideration out of the Exchange Fund in accordance with this Agreement. The Exchange Fund will not be used for any purpose that is not expressly provided for in this Agreement. The Exchange Fund will be invested by the Exchange Agent as reasonably directed by Parent; provided, however, that no such investment or loss thereon shall relieve Parent or the Exchange Agent from making the payments required by this Agreement, including the obligation to deposit additional funds with the Exchange Agent to cover any deficiency in the Exchange Fund, nor shall it affect the amounts payable to holders of a Certificate or Book-Entry Share pursuant to this Article II. Any interest and other income resulting from such investments will be paid to Parent or the Surviving Company (at the election of Parent) which will bear, in either case, any taxes applicable in connection with any such interest or other income, on the earlier of (A) one year after the Effective Time or (B) the full payment of the Exchange Fund. To the extent that Parent or the Surviving Company is required to bear any Taxes applicable to such investments, Parent or the Surviving Company (as applicable) will be entitled to receive a portion of such interest or other income as determined by Parent or the Surviving Company (as applicable) in order to satisfy any Taxes which may be imposed on Parent or the Surviving Company (determined as if such interest or other income constitutes the only taxable income derived during the period); provided, however, that no such withdrawal from the Exchange Fund to satisfy any Taxes applicable to investments of the Exchange Fund shall relieve Parent or the Exchange Agent from making the payments required by this Agreement, including the obligation to deposit additional funds with the Exchange Agent to cover any deficiency in the Exchange Fund, nor shall it affect the amounts payable to holders of a Certificate or Book-Entry Share pursuant to this Article II.

(b)          Payments with respect to Section 102 Shares. On or prior to the Effective Time, Parent will cause the transfer of the aggregate Per Share Merger Consideration payable with respect to the Section 102 Shares to the 102 Trustee, on behalf of holders of Section 102 Shares, in accordance with Section 102 and the Options Tax Ruling (as defined herein) and/or the Interim Options Tax Ruling (as applicable) (as defined herein), in each case, if obtained (the “Section 102 Share Consideration”). The Section 102 Share Consideration will be held in trust by the 102 Trustee pursuant to the applicable provisions of Section 102 and the Options Tax Ruling and/or the Interim Options Tax Ruling (as applicable), in each case, if obtained, and will be released by the 102 Trustee, together with any interest earned thereon by virtue of the investment of such amounts by the 102 Trustee, in accordance with the terms and conditions of Section 102 and the Options Tax Ruling and/or the Interim Options Tax Ruling (as applicable), in each case, if obtained.

(c)          Procedures for Surrender. As soon as reasonably practicable, and in any event within five Business Days after the Effective Time, Parent or the Surviving Company will direct the Exchange Agent to mail to each holder of record as of the Effective Time of a Certificate and whose Company Shares (other than Excluded Shares and the Section 102 Shares) were converted pursuant to Section 2.1 into the right to receive the Per Share Merger Consideration (i) a letter of transmittal, which will specify that delivery will be effected, and risk of loss and title to the Certificate will pass, only upon delivery of the Certificate (or affidavit of loss in lieu thereof) to the Exchange Agent and will be in such form as Parent and the Exchange Agent may reasonably specify (and will not contain any conditions to the payment of any portion of the Per Share Merger Consideration not agreed to by the Company prior to the Closing or contain any provisions that are not contemplated by this Agreement, other than customary provisions) and (ii) instructions for effecting the surrender of the Certificate (or affidavit of loss in lieu thereof) in exchange for payment of the Per Share Merger Consideration pursuant to Section 2.1. As soon as reasonably practicable, and in any event within five Business Days after the Effective Time, Parent or the Surviving Company will direct the Exchange Agent to mail to each holder of record as of the Effective Time of a Certificate or Book-Entry Share and whose Company Shares (other than Excluded Shares and the Section 102 Shares) were converted pursuant to Section 2.1 into the right to receive the Per Share Merger Consideration a form of declaration for Tax withholding purposes (or such other forms as are required under any applicable Tax Law) in which the beneficial owner of a Company Share provides certain information (and, if applicable, supporting documentation) necessary for Parent or the Exchange Agent or the Israeli Withholding Agent, as applicable, to determine whether any amounts need to be withheld from the consideration payable to such beneficial owner hereunder pursuant to the terms of the Ordinance (in each case, subject to the terms of the Withholding Tax Ruling, if obtained, the Code, or any provision of applicable Law). Subject to the Withholding Tax Ruling, upon surrender of a Certificate (or an affidavit of loss in lieu thereof) for cancellation to the Exchange Agent, together with such letter of transmittal and declaration for Tax withholding purposes (including all required supporting documentation) and/or a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law), in each case, duly completed and validly executed in accordance with the respective instructions thereto and such other documents as may reasonably be required pursuant to such instructions, Parent will direct the Exchange Agent to pay to the holder of such Certificate the applicable Per Share Merger Consideration pursuant to the provisions of this Article II for each Company Share formerly represented by such Certificate, as soon as reasonably practicable, and in any event within three Business Days (subject to the delay of up to 365 days contemplated by Section 2.4) following the later to occur of (x) the Effective Time and (y) the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) and a declaration for Tax withholding purposes (including all required supporting documentation) and/or a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law), and the Certificate (or affidavit of loss in lieu thereof) so surrendered will be forthwith cancelled. No holder of record of a Book-Entry Share will be required to deliver a letter of transmittal or surrender such Book-Entry Shares to the Exchange Agent, and in lieu thereof, upon receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer and documentation as the Exchange Agent may reasonably request), the holder of such Book-Entry Share shall be entitled to receive the applicable Per Share Merger Consideration pursuant to the provisions of this Article II for each Company Share formerly represented by such Book-Entry Share, as soon as reasonably practicable, and in any event within five Business Days (subject to the delay of up to 365 days contemplated by Section 2.4) following the later to occur of (x) the Effective Time and (y) the Exchange Agent’s receipt of a declaration for Tax withholding purposes (including all required supporting documentation) and/or a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law). The Exchange Agent will accept a Certificate (or affidavit of loss in lieu thereof) upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If payment of the Per Share Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it will be a condition precedent of payment that (A) the Certificate so surrendered will be properly endorsed or will be otherwise in proper form for transfer and (B) the Person requesting such payment will have paid any transfer and other similar Taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of the Certificate surrendered or will have established to the satisfaction of the Surviving Company that such Tax either has been paid or is not required to be paid. Any other transfer Taxes shall be borne by Parent. Payment of the applicable Per Share Merger Consideration with respect to a Book-Entry Share will only be made to the Person in whose name such Book-Entry Share is registered. Until surrendered as contemplated by this Section 2.2, each Certificate and Book-Entry Share will be deemed at any time after the Effective Time to represent only the right to receive the applicable Per Share Merger Consideration as contemplated by this Article II, without interest thereon and less applicable Taxes (if any) required to be withheld.

(d)          Transfer Books; No Further Ownership Rights in Company Shares. At the Effective Time, the share transfer books or ledger of the Company will be closed, and thereafter there will be no further registration of transfers of Company Shares on the records of the Company. From and after the Effective Time, the holder of a Certificate or Book-Entry Share outstanding immediately prior to the Effective Time will cease to have any rights with respect to the Company Shares represented thereby except as otherwise provided for herein or by applicable Law. If, after the Effective Time, a Certificate or Book-Entry Share is presented to the Surviving Company for any reason, it will be cancelled and exchanged as provided in this Agreement.

(e)          Termination of Exchange Fund; No Liability. Unless otherwise determined in the Withholding Tax Ruling, at any time following 12 months after the Effective Time, Parent will be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, or for which disbursement is pending subject only to the Exchange Agent’s routine administrative procedures, to holders of a Certificate or Book-Entry Share (other than holders of Excluded Shares), and thereafter such holders will be entitled to look only to the Surviving Company and Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the Per Share Merger Consideration payable upon due surrender of their Certificate or Book-Entry Share and compliance with the procedures in Section 2.2(c) (with Parent acting as the Exchange Agent), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Company, Parent, Merger Sub, or the Exchange Agent will be liable to any holder of a Certificate or Book-Entry Share for any Per Share Merger Consideration, dividends, or other amounts properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar applicable Law.

(f)          Lost, Stolen or Destroyed Certificates. In the event that any Certificate is lost, stolen or destroyed, Parent will, or will direct the Exchange Agent to, issue, in exchange for such lost, stolen or destroyed Certificate, upon the making of an affidavit of that fact by the holder thereof (such affidavit to be in a form reasonably satisfactory to Parent and the Exchange Agent), the Per Share Merger Consideration payable in respect thereof pursuant to Section 2.1; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificate to deliver a bond in such reasonable and customary amount as Parent may direct as indemnity against any claim that may be made against Parent, Merger Sub or the Exchange Agent with respect to the Certificate alleged to have been lost, stolen or destroyed.

Section 2.3          Treatment of Company Equity Awards.

(a)	Company Options.

(i)          Each Company Option to the extent vested, outstanding and unexercised as of immediately prior to the Effective Time in accordance with its terms (after giving effect to any vesting that occurs as a result of the Transactions in respect of the members of the Company Board and subject in all cases to the terms of the applicable Waiver Agreement) (such Company Option, a “Vested Cashed-Out Company Option”), without any action on the part of Parent, Merger Sub, the Company, the holder of such Vested Cashed-Out Company Option or any other Person, will be cancelled and converted at the Effective Time into the right to receive from the Surviving Company (except for Vested Option Consideration paid with respect to Section 102 Awards and Section 3(i) Awards, which shall be paid through the 102 Trustee) an amount in cash equal to the product of (x) the number of Company Shares subject to such Vested Cashed-Out Company Option, multiplied by (y) the excess, if any, of the Per Share Merger Consideration over the applicable per share exercise price of such Vested Cashed-Out Company Option (the “Vested Option Consideration”).

(ii)          Each Company Option to the extent unvested, outstanding and unexercised as of immediately prior to the Effective Time and held by a Continuing Employee or Continuing Service Provider (such Company Option, an “Unvested Cashed-Out Company Option” and, together with the Vested Cashed-Out Company Options, the “Cashed-Out Company Options”), without any action on the part of Parent, Merger Sub or the Company, will be cancelled and converted at the Effective Time into the right to receive from the Surviving Company (except for Unvested Option Consideration paid with respect to Section 102 Awards and Section 3(i) Awards, which shall be paid through the 102 Trustee) an amount in cash per Company Share subject to such Unvested Cashed-Out Company Option equal to the excess, if any, of the Per Share Merger Consideration over the applicable per share exercise price of such Unvested Cashed-Out Company Option, payable subject to the same vesting terms applicable to the Unvested Cashed-Out Company Option immediately prior to the Effective Time (the “Unvested Option Consideration” and, together with the Vested Option Consideration, the “Option Consideration”); provided, however, that Parent may, in its sole discretion, adjust the original vesting dates scheduled to occur following the Effective Time to align with the next Quarterly Vesting Date following each such original vesting date. Each Company Option that is outstanding and unvested as of immediately prior to the Effective Time and not held by a Continuing Employee or Continuing Service Provider will be cancelled without the payment of any consideration therefor.

(iii)          For the avoidance of doubt, each Cashed-Out Company Option with a per share exercise price that is equal to or greater than the Per Share Merger Consideration will, in each case, as of the Effective Time, be cancelled without the payment of any consideration therefor.

(iv)          Any payments with respect to Cashed-Out Company Options will be made in accordance with Section 2.3(d) below, subject to all applicable Tax withholding requirements.

(b)	Company RSU Awards.

(i)          Each Company RSU Award that is outstanding, vested and unsettled as of the Effective Time in accordance with its terms (after giving effect to any vesting that occurs as a result of the Transactions in respect of the members of the Company Board and subject in all cases to the terms of the applicable Waiver Agreement) that is not assumed by Parent in accordance with Section 2.3(b)(ii) (each, a “Cashed-Out Company RSU Award”), without any action on the part of Parent, Merger Sub, the Company, the holder of such Cashed-Out Company RSU Award or any other Person, will be cancelled and converted at the Effective Time into the right to receive from the Surviving Company (except for Cashed-Out RSU Consideration (as defined below) paid with respect to Section 102 Awards and Section 3(i) Awards, which shall be paid through the 102 Trustee) an amount in cash equal to the product of (x) the number of Company Shares subject to such Cashed-Out Company RSU Award and (y) the Per Share Merger Consideration (the “Cashed-Out RSU Consideration”). Any such payment with respect to Cashed-Out Company RSU Awards will be made in accordance with Section 2.3(d) below, subject to all applicable Tax withholding requirements.

(ii)          Subject to Section 2.3(b)(iii) and Section 2.3(b)(iv) below, each Company RSU Award that is outstanding and unvested as of the Effective Time and held by a Continuing Employee or Continuing Service Provider (each, an “Unvested Company RSU Award”), without any action on the part of Parent, Merger Sub, the Company, the holder of such Company RSU Award or any other Person, will be assumed by Parent and converted at the Effective Time into an award of Parent restricted stock units (an “Assumed RSU Award”), subject to substantially the same terms and conditions as were applicable to such Company RSU Award immediately prior to the Effective Time, including, without limitation, any service-based vesting terms (except (x) for terms rendered inoperative by reason of the Transactions as determined by Parent in its sole and reasonable discretion and (y) that with respect to any Company RSU Award that is subject to performance-based vesting criteria, no performance-based vesting metrics or criteria shall apply from and after the Effective Time, other than (I) forfeiture terms for awards not subject to, or no longer subject to, service-based vesting conditions and (II) any recoupment provisions) covering a number of ordinary shares of Parent, rounded down to the nearest whole share, determined by multiplying (A) the number of Company Shares subject to such Unvested Company RSU Award by (B) the Exchange Ratio; provided, however, that with respect to any Unvested Company RSU Award that remains subject to performance-based vesting criteria in respect of a performance period that has not ended as of immediately prior to the Effective Time, the performance-based vesting criteria in respect of such ongoing performance period will be deemed achieved at target (or at such lower level of achievement, if any, required by the terms of the applicable Company RSU Award upon consummation of the Merger), and the number of Company Shares subject to such Unvested Company RSU Award for purposes of the immediately foregoing sentence shall be based on such target achievement (or at such lower level of achievement, if any, required by the terms of the applicable Company RSU Award upon consummation of the Merger) (this proviso, the “Open Performance Period Treatment”). For the avoidance of doubt, if any performance-based vesting criteria applicable to a Company RSU Award has been achieved below target in respect of a performance period that has ended prior to the Effective Time (“Actual Achievement Level”), such performance-based vesting criteria shall be deemed achieved at the Actual Achievement Level and the portion of the Company RSU Award to which such achieved performance-based vesting criteria applied shall be assumed based on the performance-based vesting criteria being achieved at the Actual Achievement Level (and such portion of such Company RSU Award shall under no circumstances be deemed earned at target) (the “Actual Achievement Treatment” and, together with the Open Performance Period Treatment, the “PSU Award Treatment”), in each case, notwithstanding anything to the contrary set forth in the applicable award agreement, plan document or any other agreement or arrangement. Except as expressly provided above, following the Effective Time, each Assumed RSU Award shall continue to be governed by substantially the same terms and conditions (including service-based vesting), as were applicable to such Unvested Company RSU Award immediately prior to the Effective Time (provided, however, that, with respect to each Assumed RSU Award, Parent may, in its sole discretion, adjust the original vesting dates scheduled to occur following the Effective Time to align with the next Quarterly Vesting Date following each such original vesting date). Each Company RSU Award that is outstanding and unvested as of immediately prior to the Effective Time and not held by a Continuing Employee or Continuing Service Provider will be cancelled without the payment of any consideration therefor.

(iii)          Notwithstanding the foregoing, Parent reserves the right, in its sole discretion, to settle any Assumed RSU Award in cash.

(iv)          Notwithstanding the foregoing, Parent shall, at the Effective Time, instead cancel and convert each Unvested Company RSU Award which is a Section 102 Award or Section 3(i) Award into the right to receive through the 102 Trustee an amount in cash per Company Share subject to such Unvested Company RSU Award (with the number of shares subject to such Unvested Company RSU Award determined in accordance with Section 2.3(b)(ii) after application of the PSU Award Treatment) equal to the Per Share Merger Consideration, payable subject to the same service-based vesting, forfeiture and recoupment terms described in Section 2.3(b)(ii); provided, however, that Parent may, in its sole discretion, adjust the original vesting dates scheduled to occur following the Effective Time to align with the next Quarterly Vesting Date following each such original vesting date. Each Company RSU Award that is outstanding and unvested as of immediately prior to the Effective Time and not held by a Continuing Employee or Continuing Service Provider will be cancelled without the payment of any consideration therefor.

(c)          Company ESPP. If the Effective Time occurs on or before the last Purchase Date in an Offering Period (as each such term is defined in the Company ESPP) in effect as of the date of this Agreement (the “Final Offering Period”) and there are purchase rights then outstanding with respect to such Final Offering Period, the Company Board will, prior to the Effective Time, take such actions as are necessary to terminate the Final Offering Period on a date determined by the Company Board that is no later than ten days prior to the Closing Date (the “New Purchase Date”) and cause any purchase rights outstanding under the Company ESPP as of the New Purchase Date to be automatically exercised on the New Purchase Date in accordance with the terms of the Company ESPP. The Company shall take all actions necessary to (i) cause no additional Offering Period to commence following the date of this Agreement, (ii) prevent any new participants into the Company ESPP after the date hereof, (iii) prevent any existing participants from increasing his or her payroll deduction election under the Company ESPP in effect as of the date hereof and (iv) terminate the Company ESPP as of immediately prior to the Effective Time.

(d)          Payments with respect to Company Equity Awards Paid or Settled in Cash. Subject to Section 2.4:

(i)          (A) on or prior to the Effective Time, Parent will cause the transfer of the aggregate consideration payable under Section 2.3(a)(i) or Section 2.3(b)(i), as applicable, and, at the applicable time, Parent will cause the transfer of any Unvested Option Consideration (or the applicable portion thereof) payable under Section 2.3(a)(ii) and any consideration (or the applicable portion thereof) payable under Section 2.3(b)(iv), in each case, with respect to Section 102 Awards or Section 3(i) Awards, to the 102 Trustee, on behalf of holders of Section 102 Awards or Section 3(i) Awards, as applicable, in accordance with Section 102 (if applicable) and the Options Tax Ruling and/or the Interim Options Tax Ruling (as applicable), in each case if obtained (the “Section 102 Award Consideration” and the “Section 3(i) Award Consideration”), and (B) the Section 102 Award Consideration and the Section 3(i) Award Consideration will be held in trust by the 102 Trustee pursuant to the applicable provisions of Section 102 (if applicable) and the Options Tax Ruling and/or the Interim Options Tax Ruling (as applicable), in each case if obtained, and will be released by the 102 Trustee, together with any interest earned thereon by virtue of the investment of such amounts by the 102 Trustee, in accordance with the terms and conditions of Section 102 (if applicable) and the Options Tax Ruling and/or the Interim Options Tax Ruling (as applicable), in each case if obtained;

(ii)          on or prior to the Effective Time, Parent will cause the deposit of the aggregate amount of consideration payable under Section 2.3(a)(i) or Section 2.3(b)(i) with respect to Company Equity Awards (other than Section 102 Awards and Section 3(i) Awards) with the Surviving Company or its Subsidiaries at one or more accounts designated by the Company (which accounts shall be designated by the Company prior to the Closing) for the benefit of the holders of Company Equity Awards (other than Section 102 Awards and Section 3(i) Awards), which amounts will be paid by the Surviving Company or its applicable Subsidiaries to the respective holders thereof through the Surviving Company’s or its applicable Subsidiary’s payroll systems, subject to applicable withholding Taxes, promptly and, in any event, no later than ten Business Days following the Closing;

(iii)          Unvested Option Consideration (or the applicable portion thereof) payable under Section 2.3(a)(ii) (other than Unvested Option Consideration payable with respect to Section 102 Awards and Section 3(i) Awards) shall be paid by the Surviving Company or its applicable Subsidiaries to the respective holders of Unvested Cashed-Out Company Options through the Surviving Company’s or its applicable Subsidiary’s payroll systems, subject to applicable withholding Taxes, on the next payroll date following the applicable vesting date (or as soon as practicable thereafter); and

(iv)          any consideration that may be payable pursuant to Section 2.3(b)(iii) (or the applicable portion thereof) shall be paid by the Surviving Company or its applicable Subsidiaries to the respective holders of Unvested Company RSU Awards through the Surviving Company’s or its applicable Subsidiary’s payroll systems, subject to applicable withholding Taxes, on the next payroll date following the applicable vesting date (or as soon as practicable thereafter).

(e)          Parties’ Obligations. Prior to the Closing Date, the Company, Merger Sub and Parent will take all actions and adopt such resolutions as are necessary and appropriate to give effect to and accomplish the transactions contemplated by this Section 2.3. Parent will, or will cause the Surviving Company to, make the payments due under this Section 2.3, and Parent will take all actions necessary to ensure that, if applicable, the Surviving Company and the 102 Trustee have cash sufficient to satisfy the payment obligations set forth in this Section 2.3, including, to the extent necessary, depositing with the Surviving Company and the 102 Trustee the amounts due under this Section 2.3.

Section 2.4             Withholding.

(a)          Parent, Merger Sub, the Surviving Company, the 102 Trustee, the Exchange Agent, the Israeli Withholding Agent, and any other third-party paying agent (each a “Payor”) will each be entitled to deduct and withhold, or cause to be deducted and withheld, from the consideration (in cash or in kind) otherwise payable to a holder of Company Shares or Company Equity Awards pursuant to this Agreement, any amounts that are required to be withheld or deducted pursuant to the Code, the Ordinance or any applicable provisions of Israeli or non-Israeli Tax Law, and in accordance with the Withholding Tax Ruling and the Options Tax Ruling, if obtained. To the extent that amounts are so withheld and timely remitted to the appropriate Governmental Authority, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the person in respect of whom such deduction and withholding was made.

(b)          Notwithstanding the foregoing provisions and subject to any other provision to the contrary in the Withholding Tax Ruling (if obtained), with respect to Israeli Taxes, the consideration payable to each Company Shareholder (other than the holders of Section 102 Shares) will be retained by the Exchange Agent for the benefit of each such Company Shareholder for a period of up to 365 days from Closing (the “Withholding Drop Date”), unless Parent or the Exchange Agent is otherwise explicitly instructed in writing by the ITA (during which time no Payor will make any payments to any Company Shareholder and withhold any amounts for Israeli Taxes from the payment deliverable pursuant to this Agreement, except as provided below and during which time each Company Shareholder may obtain (or, if one already exists, present to the Israeli Withholding Agent) a Valid Tax Certificate). If a Company Shareholder delivers, no later than three Business Days prior to the Withholding Drop Date a Valid Tax Certificate to a Payor, then the Per Share Merger Consideration due to such Company Shareholder will be paid to such Company Shareholder and the deduction and withholding of any Israeli Taxes will be made only in accordance with such Valid Tax Certificate, subject to any non-Israeli withholding which is applicable to the payment under applicable Law (if any). If any Company Shareholder (a) does not provide Payor with a Valid Tax Certificate, by no later than three Business Days before the Withholding Drop Date, or (b) submits a written request with Payor to release his portion of the consideration prior to the Withholding Drop Date and fails to submit a Valid Tax Certificate at or before such time, then the amount to be withheld from such Company Shareholder’s portion of the consideration will be calculated according to the applicable withholding rate on the date of payment, as reasonably determined by the Israeli Withholding Agent. Unless otherwise determined in the Withholding Tax Ruling, any withholding made in New Israeli Shekels with respect to payments made hereunder in Dollars will be calculated based on a conversion rate on the date the payment is actually made to any recipient and any currency conversion commissions will be borne by the applicable payment recipient and deducted from payments to be made to such payment recipient. Notwithstanding the foregoing, if the Withholding Tax Ruling is not obtained, and provided that the Israeli Withholding Agent delivers to Parent, prior to the Closing, an undertaking as required under Section 6.2.4.3 of the Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that includes Consideration that will be Transferred to the Seller at Future Dates), then the Per Share Merger Consideration payable to each Company Shareholder (other than the holders of Section 102 Shares) will be paid, free of any withholding, to the Israeli Withholding Agent, and such amounts will be paid to Company Shareholders (other than the holders of Section 102 Shares) via the Exchange Agent, subject to the provisions of this Section 2.4, which will apply, mutatis mutandis, to the Israeli Withholding Agent, and the Parties agree to adjust the payment procedures accordingly pursuant to Section 2.6.

(c)          Notwithstanding the provisions of Section 2.4(a), any payments (in cash or in kind) made to holders of Company Options, holders of Company RSU Awards and holders of Section 102 Shares will be subject to deduction or withholding of Israeli Tax pursuant to the Ordinance on 16th day of the calendar month following the month during which the Closing occurs, unless (i) with respect to holders of Section 102 Awards and Section 3(i) Awards, the Options Tax Ruling (or the Interim Options Tax Ruling) shall have been obtained before the 16th day of the calendar month following the month during which the Closing occurs, and in such case, Parent or the Company, or any Person acting on their behalf shall act in accordance with the Options Tax Ruling (or the Interim Options Tax Ruling), (ii) subject to provisions of the Withholding Tax Ruling, if obtained, with respect to any non-Israeli resident holders of Company Options or Company RSU Awards that were granted such awards in consideration for work or services performed entirely outside of Israel and that provide to Parent, no later than five Business Days prior to the Closing Date, with a validly executed declaration in a form satisfactory to Parent, then such payments will not be subject to any withholding or deduction of Israeli Tax, and will be made through the applicable Company Subsidiary’s payroll or accounts payable system, as applicable, subject to any non-Israeli withholding required under applicable Law, and (iii) with respect to holders of Company Options and Company RSU Awards that do not fall under clauses (i) and (ii) above, a Valid Tax Certificate was provided.

(d)          Notwithstanding the provisions of Section 2.3(d)(ii) and this Section 2.4 and, if the Interim Options Tax Ruling is not obtained prior to the Closing Date, then the Section 3(i) Award Consideration will be delivered to the 102 Trustee free of withholding of Israeli Tax only if the 102 Trustee provides to Parent, prior to the Closing Date, an undertaking as required under Section 6.2.4.3 of the Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that includes Consideration that will be Transferred to the Seller at Future Dates) with respect to such amounts.

Section 2.5  Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Company will be authorized to execute and deliver, in the name and on behalf of the Company, Merger Sub or otherwise, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger.

Section 2.6  Adjustment of Payment Procedures. If following the date hereof, the Parties mutually determine in good faith, based on discussions with the Exchange Agent and Israeli Withholding Agent, or based on the Withholding Tax Ruling or Options Tax Ruling (in each case, if obtained), that the Parties are required to act in a manner other than as provided for in Section 2.2, Section 2.3, and Section 2.4 above with respect to the Tax withholding and payment procedures set forth therein, the Parties agree to take all action necessary or advisable, subject to mutual agreement between the Parties, to act in accordance with such required Tax withholding and payment procedures.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (a) the reports, schedules, forms, statements and other documents filed or furnished by the Company with the SEC and made publicly available, in each case, prior to the date of this Agreement (excluding any forward looking disclosures or “risk factors” set forth therein, in each case, to the extent that such statements are predictive, cautionary, protective or forward-looking in nature) or (b) the correspondingly numbered Section of that certain disclosure letter delivered by the Company to Parent and Merger Sub concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure), the Company represents and warrants to Parent and Merger Sub as set forth below in this Article III as of the date hereof. For the purposes of this Article III (other than Section 3.1, Section 3.2, Section 3.3, Section 3.19, Section 3.25 and Section 3.26), the term “Company” will be deemed to refer to the Company and/or any Subsidiary of the Company (each, a “Company Subsidiary”).

Section 3.1          Corporate Organization; Subsidiaries.

(a)          The Company is a corporation duly organized and validly existing under the Laws of the State of Israel and has the requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. The Company is in good standing (to the extent such concept is recognized under applicable Law) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          Section 3.1(b) of the Company Disclosure Letter sets forth a true, correct and complete list of each Company Subsidiary and the type of legal entity, jurisdiction of organization, directors and issued and outstanding equity interests of each Company Subsidiary. Neither the Company nor any Company Subsidiary owns, directly or indirectly, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in any Person, other than in a Company Subsidiary, and each Company Subsidiary is a direct or indirect wholly owned Subsidiary of the Company. Each Company Subsidiary is duly organized, validly existing and, to the extent such concept is recognized under applicable Law, in good standing under the Laws of the jurisdiction of its organization and has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to be so duly organized, validly existing, in good standing or have such power and authority would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.2        Articles of Association. The Company has Made Available to Parent a true, correct and complete copy of its amended and restated articles of association (as amended to date and as currently in effect as of the date of this Agreement, the “Company Charter Documents”) and equivalent organizational documents of each Company Subsidiary. The Company Charter Documents and the equivalent organizational documents of each Company Subsidiary are in full force and effect. The Company is not in material violation of any provision of the Company Charter Documents, and no Company Subsidiary is in material violation of any provision of its organizational documents.

Section 3.3          Capitalization.

(a)          The registered (authorized) share capital of the Company consists of 900,000,000 Company Shares.

(b)          All outstanding Company Shares are duly authorized, validly issued, fully paid and nonassessable and are issued free and clear of any and all Liens, preemptive rights, put or call rights, restrictions on the Company’s voting rights or other rights of third parties or any similar rights or restrictions under any provision of the ICL, the Company Charter Documents or any Contract to which the Company or a Company Subsidiary is party. All Company Shares subject to issuance upon the exercise, vesting or conversion of any convertible security that may be issued prior to the Effective Time are duly authorized and will, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, be validly issued, fully paid and nonassessable and be issued free and clear of any and all Liens, preemptive rights, put or call rights, restrictions on the Company’s voting rights or other rights of third parties or any similar rights or restrictions under any provision of the ICL, the Company Charter Documents or any Contract to which the Company or a Company Subsidiary is party.

(c)	As of the close of business on May 30, 2024 (the “Capitalization Date”):

(i)	93,103,770 Company Shares were issued and outstanding;

(ii)	no Company Shares were represented by American depositary shares;

(iii)	no Company Shares were held by a Company Subsidiary;

(iv)	no Company Shares were held in the treasury of the Company;

(v)         10,441,896 Company Shares were subject to outstanding Company Options, of which (A) 7,985,240 Company Shares were subject to outstanding vested Company Options and (B) 2,456,656 Company Shares were subject to outstanding unvested Company Options; and

(vi)        8,322,303 Company Shares were subject to outstanding Company RSU Awards, of which (A) 111,875 Company Shares were subject to outstanding vested Company RSU Awards and (B) 8,210,428 Company Shares were subject to outstanding unvested Company RSU Awards.

(d)          Section 3.3(d) of the Company Disclosure Letter sets forth a true, correct and complete list of (i) each Company Equity Award outstanding as of the Capitalization Date, (ii) the Company Equity Plan under which such Company Equity Award was issued, (iii) the anonymized identification number of the holder thereof, (iv) the number of Company Shares issuable thereunder (at “target” performance with respect to any Company Equity Award subject to performance-based vesting in respect of a performance period that is ongoing as of the date of this Agreement), (v) if the holder is not a natural person (excluding the 102 Trustee), the type of entity of the holder, (vi) whether the holder is a current or former employee, individual consultant, individual independent contractor or non-employee director of the Company or any Company Subsidiary, (vii) the grant date, exercise price (or similar purchase price) and expiration date thereof (as applicable), (vii) the vesting schedule of such Company Option or Company RSU Award, including to the extent vested as of the date hereof, and whether such vesting is subject to acceleration as a result of or in connection with the consummation of the Transactions, including the Merger or any other events, (viii) with respect to each Company Option, whether such Company Option is a non-statutory option or intended to qualify as an incentive stock option (as defined in Code Section 422), (ix) whether such Company Option or Company RSU Award is a Section 102 Award and, for each such Section 102 Award, the date of deposit of such Section 102 Award with the 102 Trustee and the date of deposit of the applicable board of directors resolution with the 102 Trustee, (x) the country in which the holder thereof provides services to the Company or any Company Subsidiary and (xi) such other information which Parent may reasonably request. Each Company Option and Company RSU Award was granted under one of the Company Equity Plans.

(e)          Except for changes since the Capitalization Date resulting from the exercise of Company Options, the vesting and settlement of Company RSU Awards outstanding on such date or issuances of Company Shares in connection with the exercise of purchase rights under the Company ESPP, or actions taken after the date of this Agreement expressly authorized or permitted by Section 5.1 of this Agreement, neither the Company nor any Company Subsidiary has issued or is subject to any (i) options, warrants, calls, subscriptions, or other rights, Contracts, arrangements or commitments of any character relating to the issued or unissued share capital of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue, grant or sell any shares of, or other equity interests in, the Company or any Company Subsidiary, or securities convertible into or exchangeable or exercisable for such equity interests, (ii) shares of, or other voting securities or ownership interests in, the Company or any Company Subsidiary, or (iii) restricted shares, restricted share units, share appreciation rights, performance shares, contingent value rights, “phantom” shares or similar securities or rights that are derivative of or provide economic benefits based, directly or indirectly, on the value or price of any shares or other voting securities (including any bonds, debentures, notes or other indebtedness having voting rights or convertible into securities having voting rights) or ownership interests in the Company or any Company Subsidiary (the items in clauses (i) through (iii) being referred to collectively herein as the “Company Securities”), other than as described in Section 3.3(c).

(f)          Without limiting the generality of the foregoing, except for the Support Agreements, there is no voting agreement, voting trust, shareholder agreement, proxy or other Contract to which the Company or any Company Subsidiary is a party or, to the Knowledge of the Company, to which any other Person is a party, with respect to the voting of any Company Share or of any other equity interest of the Company or any Company Subsidiary or restricting any Person from selling, pledging or otherwise disposing of any Company Shares.

(g)          Except as set forth in Section 3.3(g) of the Company Disclosure Letter, there are no outstanding contractual obligations (contingent or otherwise) of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Company Shares or any other Company Securities or any equity interests of any Company Subsidiary, to pay any dividend or make any other distribution in respect thereof or to provide funds to, make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or any other Person. Each outstanding equity interest of each Company Subsidiary is duly authorized, validly issued, fully paid and nonassessable and issued free of any preemptive rights or similar rights, and each such equity interest is owned beneficially and of record by the Company or another Company Subsidiary free and clear of all Liens or Contracts or other limitations on the Company’s or any Company Subsidiary’s voting rights. In the last 12 months, neither the Company nor any Company Subsidiary has declared or paid any dividends (other than dividends to or among the Company and Company Subsidiaries).

Section 3.4          Authority, Execution and Delivery; Enforceability.

(a)          The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform and comply with each of its obligations hereunder and, subject to receipt of the Company Shareholder Approval, to consummate the Transactions. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings or actions on the part of the Company and no other Company Shareholder votes are necessary to authorize the execution and performance by the Company of this Agreement or to consummate the Transactions (except for (i) receipt of the Company Shareholder Approval and (ii) the filing of the Merger Proposal (as defined herein) and Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the Governmental Authority before which any Action therefor may be brought.

(b)          The Company Board, at a meeting duly called and held in compliance with the requirements of ICL and the Company Charter Documents prior to the execution of this Agreement, unanimously adopted resolutions (i) determining that this Agreement and the Transactions are fair to, advisable, and in the best interests of the Company and Company Shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, (ii) approving the execution, delivery, and performance of this Agreement, and the consummation of the Merger and the other Transactions on the terms and subject to the conditions set forth herein, (iii) directing that the performance of this Agreement and the consummation of the Merger and the other Transactions be submitted to the Company Shareholders for their adoption and approval, and (iv) resolving to recommend that the Company Shareholders adopt and approve the performance of this Agreement, the Merger and the other Transactions. As of the date of this Agreement, such resolutions of the Company Board have not been rescinded, modified or withdrawn in any way.

Section 3.5          No Conflict; Required Filings; Consents.

(a)          The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation of the Transactions will not (i) assuming the Company Shareholder Approval is obtained, conflict with or violate the Company Charter Documents or the equivalent organizational documents of any Company Subsidiary, (ii) assuming that all Consents, approvals, authorizations, and permits of, filings with and notifications to Governmental Authorities described in Section 3.5(b) have been obtained or made, as applicable, and any waiting periods thereunder have terminated or expired, materially conflict with or violate any Law or Order applicable to the Company or by which any property or asset of the Company is bound or affected, (iii) subject to filing the IIA Notice and the IIA Undertaking, conflict with or violate any of the terms or requirements of, or give a Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate, modify or exercise any material right or remedy, or require any material refund or recapture with respect to, any Government Grant or other Permit, or any benefit provided or available under any Government Grant or other Permit that is held by the Company or (iv) assuming the giving, making or obtaining of those filings, notices, reports, Consents, registrations, approvals, permits, waivers, expirations of waiting periods and authorizations set forth in Section 3.5(a) of the Company Disclosure Letter, result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default or breach) under or give to others any right of termination, cancellation, vesting, payment, renegotiation, modification, amendment, suspension, revocation or acceleration of any obligation or loss or modification of any benefit of, or result in the creation of a Lien (other than Permitted Liens) on any property or asset of the Company pursuant to any Company Material Contract, Permit or Company Plan.

(b)          Without limiting the generality of clause (ii) of Section 3.5(a), the execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Authority, except (i) the IIA Notice and IIA Undertaking, (ii) the filing of the Merger Proposal and Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (iii) the filing of requests for receipt of the Options Tax Ruling and the Withholding Tax Ruling, (iv) any filings, notices and Consents as may be required under the rules and regulations of Nasdaq, (v) the furnishing of a proxy statement relating to the Company Special Meeting (such proxy statement (including a proxy card (Ktav Hatzbaa) required under the ICL and the regulations promulgated thereunder), as amended or supplemented, being referred to herein as the “Proxy Statement”) to the SEC on Form 6-K, (vi) applicable requirements, if any, of the Securities Act, the Exchange Act and state securities or “blue sky” Laws (“Blue Sky Laws”), (vii) the pre-merger notification requirements of the HSR Act and other applicable Antitrust Laws, and (viii) such filings and other approvals as may be required solely by reason of Parent’s or Merger Sub’s (as opposed to any third party’s) participation in the Merger or the other Transactions.

Section 3.6          Permits; Compliance; TID U.S. Business; Government Contracts.

(a)          (i) The Company is in possession of all authorizations, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Authority necessary for the Company to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Permits”) in all material respects, and (ii) all Permits are in full force and effect in all material respects, and, in each case, as of the date of this Agreement, no suspension, cancellation, withdrawal or revocation of a Permit is pending or, to the Knowledge of the Company, threatened. The Company is not in material conflict with, default under or violation of, any Law applicable to the Company or by which any property or asset of the Company is bound or affected. In the last five years, the Company has not received any notice from a Governmental Authority of any suspension, cancellation, withdrawal, or revocation of any Permit or threatening to suspend, cancel, withdraw, or revoke any Permit. As of the date of this Agreement, there are no Actions pending or, to the Knowledge of the Company, threatened, that seek the suspension, cancellation, withdrawal, or revocation of any Permit. In the last five years, the Company has obtained, utilized, and maintained all Permits in compliance with all applicable Laws (including Applicable Anticorruption Laws (as defined below), Trade Control Laws and Sanctions) in all material respects.

(b)          In the last five years, neither the Company nor, to the Knowledge of the Company, any Person acting on behalf of the Company (including any Representative thereof acting on its behalf) has, directly or indirectly, taken any action which would cause them to be in violation of: (i) the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder; (ii) Sections 291 and 291A of the Israeli Penal Law, 1977; (iii) the Israeli Prohibition on Money Laundering Law, 2000; (iv) the UK Bribery Act of 2010; (v) the German Criminal Act, or any applicable Laws implementing the Organization for Economic Co-operation and Development’s (OECD) Convention on Combating Bribery of Foreign Public Officials in Business Transaction; and (vi) any other applicable anticorruption and/or anti-bribery Laws of any Governmental Authority of any jurisdiction applicable to the Company (whether by virtue of jurisdiction, organization or conduct of business) (collectively, the “Applicable Anticorruption Laws”).

(c)          In the last five years, the Company (including any Representative thereof acting on its behalf) has not, directly or indirectly, corruptly offered, paid, promised to pay, or authorized a payment, of any money or other thing of value (including any fee, gift, sample, commission payment, discount, travel expense, or entertainment) to any of the following Persons, or to any Person on behalf of the following Persons, for the purpose of (i) influencing any act or decision of such Person, (ii) inducing such Person to do or omit to do any act in violation of the lawful duty of such Person, (iii) securing any improper advantage, or (iv) inducing such Person to use such Person’s influence with a Governmental Entity to assist the Company in obtaining or retaining business for or with, or directing the business to, any Person: (A) any Person who is an agent, representative, official, officer, director, or employee of, or who acts in an official capacity for or on behalf of, any Governmental Entity or any department, agency, or instrumentality thereof (including officers, directors, and employees of state-owned, operated or controlled entities) or of a public international organization; (B) any political party or officer, employee, representative, or official thereof; (C) any candidate for political or political party office (such recipients in clauses (A), (B) and (C) of this subsection (c), collectively, “Government Officials”); or (D) any other Person while knowing or having reason to believe that all or any portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to any Government Official.

(d)          In the last five years, the Company (including any Representative thereof acting on its behalf) has not:

(i)          made, purchased, provided, directed, or authorized any unlawful contributions, gifts, entertainment or other unlawful payments relating to any Government Official, or funding for the same;

(ii)         provided, directed, or authorized funding for political activity, except to the extent disclosed to the Company and in compliance with the Company’s policies and procedures as in effect at such time;

(iii)        made or authorized any other Person to make any payments or transfers of value with the purpose or effect of commercial bribery;

(iv)        accepted kickbacks or other unlawful or improper means of obtaining or retaining business related to the Company;

(v)         otherwise made or authorized any bribe or unlawful rebate, payoff, influence payment, kickback or other unlawful payment of funds or received or retained any funds in violation of any Law; or

(vi)	taken any other action in violation of any Applicable Anticorruption Law.

(e)          (i)(A) There are no current, pending, or, to the Knowledge of the Company, threatened charges, proceedings, investigations, audits, other enforcement actions, disclosures, complaints or other Actions by any Governmental Authority with respect to any Applicable Anticorruption Laws against (x) the Company or (y) to the Knowledge of the Company, any Representative or affiliate of the Company, or any other Person acting on behalf of the Company, and (B) in the last five years, neither the Company nor any Person acting on behalf of the Company (including any Representative thereof, acting in their capacity as such) has been subject to any such Action, actual or threatened; and (ii) each of the Company and its directors, officers, and employees, (A) is not aware of any current circumstances that are reasonably likely to result in a finding of noncompliance with Applicable Anticorruption Laws by the Company or its Representatives and (B) does not currently intend to make and is not considering making any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any violation, potential violation, or liability arising out of or relating to any Applicable Anticorruption Laws.

(f)          (i) In the last five years, the Company (including any Representative thereof acting on its behalf) has not (A) commenced or conducted any internal investigation in relation to the matters referred to above in this Section 3.6, nor has it received, any allegations of or learned of violations or potential violations, of Applicable Anticorruption Laws or any other potential misconduct, including relating to the Company (including any Representative thereof acting on its behalf) or (B) received allegations of such misconduct; and (ii) since June 15, 2021, the Company has had in place a mechanism by which Representatives or any other Person acting on behalf of the Company could report allegations of a breach of the applicable code of conduct, policies, or suspected or actual misconduct, including an option to report such matters anonymously or confidentially.

(g)          The Company has had, at all times during the last five years, and currently has, in place (i) a compliance program and controls reasonably designed to detect and prevent the types of misconduct most likely to occur in its line of business, including to prevent breaches of, and to promote compliance with, applicable Law, including Applicable Anticorruption Laws, and to endeavor that business is conducted in an ethical and compliant manner, including a hotline or other reporting or other mechanism to allow for reporting of concerns or potential issues, and (ii) policies and procedures relating to anti-bribery and anti-corruption, gifts, entertainment and travel expenses, political and charitable contributions, third-party risk management, supply chain management, and appropriate monitoring, risk assessments and internal audit procedures.

(h)	Since April 24, 2019, the Company has:

(i)          been in material compliance with all applicable Trade Control Laws and Sanctions;

(ii)          obtained, utilized, and maintained all permits, records, licenses, license exceptions, Consents, notices, waivers, Orders, authorizations, approvals, registrations, declarations, clearances, filings and classifications with any Governmental Authority required by applicable Trade Control Laws and Sanctions for the development, design, manufacture, sale, import, export, re-export, and transfer of commodities, services, Software, technology, and technical data and releases of technologies and Software to foreign nationals located in the United States and abroad (“Export Approvals”);

(iii)          complied with the terms of all applicable Export Approvals in all material respects; and

(iv)          not engaged directly or indirectly in any dealings or transactions with any Sanctioned Person, or in any Sanctioned Territory.

(i)          Since June 15, 2021, the Company has had in place adequate policies, procedures, controls and systems designed to ensure compliance with applicable Trade Control Laws and Sanctions;

(j)          No Export Approval for the transfer of Export Approvals to Parent or any of its affiliates will be required in connection with the Transactions.

(k)          Neither the Company nor any director, officer, employee or, to the Knowledge of the Company, agent of the Company is a Sanctioned Person.

(l)          During the last five years, the Company has been in full compliance with all applicable U.S. and non-U.S. anti-money laundering and countering the financing of terrorism Laws, including, without limitation, the Currency and Foreign Transactions Reporting Act of 1970 (31 U.S.C. §§ 5311 et. Seq.), as amended, the Bank Secrecy Act, the Money Laundering Control Act (18 U.S.C. §§ 1956 and 1957), and the Israeli Prohibition on Money Laundering Law, 2000 (collectively, “Anti-Money Laundering Laws”).

(m)          There are no pending, or, to the Knowledge of the Company, threatened, Actions against the Company or with respect to any Trade Control Laws or Sanctions. Since April 24, 2019, the Company has not been subject to any such Actions or has made, or is aware of any reason to or intends to make any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any violation, potential violation, or liability arising under or relating to any Trade Control Laws, Sanctions, or Anti-Money Laundering Laws. The Company is not aware of any event, fact or circumstance that has occurred or exists that is reasonably likely to result in a finding of noncompliance with any Trade Control Laws, Sanctions, or Anti-Money Laundering Laws.

(n)          Section 3.6(n) of the Company Disclosure Letter sets forth a true, correct and complete list of all export control classifications applicable to the products and services of the Company.

(o)          The Company does not engage in (i) the design, development, production, manufacture, fabrication or testing of one or more “critical technologies” as defined at 31 C.F.R.
§ 800.215; (ii) the ownership, operation, maintenance, supply, manufacture, or servicing of “covered investment critical infrastructure” as defined at 31 C.F.R. § 800.212; or (iii) the maintenance or collection, directly or indirectly, of “sensitive personal data” as defined at 31 C.F.R. § 800.241 of U.S. citizens.

(p)          With respect to Government Contracts, within the past five years: (i) the Company has maintained adequate performance qualifications, certifications, approvals, policies and controls designed to ensure, and has been in, material compliance with contract requirements, Laws and regulations pertaining to Government Contracts; (ii) all representations, certifications, and claims by or pursuant to the Company applicable to such Government Contracts or to bids or proposals for prospective Government Contracts were accurate in all material respects when made; (iii) invoices submitted were accurate in all material respects and any required adjustments have been promptly reported and credited to the customer; (iv) no Government Contract was awarded on the basis of any “Small Business” or preferred bidder designation or provides for payment on the basis of incurred costs or was based on a disclosure of internal costs or the pricing offered to other customers or a pricing guarantee, or includes a duty to accumulate, allocate or report costs of performance, or requires or involves access to classified information or facilities, or requires customization of software for a Governmental Authority or customer; (v)(A) the Company has not asserted, or received written notice of, an alleged material violation or breach of representation, certification, disclosure obligation, contract term, or specification with respect to a Government Contract, and (B) the Company has not received any written notice of breach or for cure, show cause, deficiency, default, termination, inaccurate certification, improper billing, false or reckless claim, false statement, fraud, kickback, or violation of law arising under or related to a Government Contract or to bids or proposals for prospective Government Contracts; (vi) none of the Company or, to the Knowledge of the Company, any of its Principals as that term is defined in 48 C.F.R. 2.101 (A) has been suspended, debarred or excluded by a Governmental Authority, (B) to the Knowledge of the Company, has been threatened with suspension, debarment or exclusion, or (C) has been in violation of any applicable restriction on conflict of interest, lobbying or political activity; and (vii) the Company has not received or been provided written (or, to the Knowledge of the Company, oral) notice of audit or investigation by a Governmental Authority in connection with a Government Contract.

Section 3.7          SEC Filings; Financial Statements.

(a)          The Company has timely filed or furnished all forms, reports, schedules, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by it with the SEC since June 15, 2021 (all such forms, reports, schedules, statements and other documents filed or furnished since June 15, 2021, and those filed or furnished by the Company with the SEC subsequent to the date of this Agreement, if any, including any amendments thereto and information incorporated by reference therein, the “Company Reports”). At the time it was filed or furnished (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each Company Report (i) complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, the Sarbanes-Oxley Act of 2002 (“SOX”) and the applicable rules and regulations promulgated thereunder, each as in effect on the date such Company Report was filed, and (ii) did not, at the time it was filed or furnished (or, if amended or superseded by a filing prior to the date of this Agreement, as of the date of such filing) contain any untrue statement of a material fact, or omit to state a material fact, required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b)	The Company is a “foreign private issuer” (as defined in Rule 3b-4 of the Exchange Act).

(c)
Each of the consolidated financial statements (including any related notes and schedules thereto) contained or incorporated by reference in the Company Reports filed with the SEC (i) complied as of their respective dates of filing, in all material respects, with the applicable accounting requirements and the rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP applied on a consistent basis with the Company’s past practices throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by the rules and regulations of the SEC), and (iii) fairly presents, in all material respects and in accordance with GAAP, the consolidated financial position, results of operations and cash flows of the Company and its consolidated Company Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal and recurring year-end audit adjustments that are not, individually or in the aggregate, material). Such consolidated financial statements have been prepared from, and are in accordance with, in all material respects, the books and records of the Company and Company Subsidiaries. No financial statements of any other Person are required by GAAP to be included in the consolidated financial statements of the Company.

(d)          The Company does not have any liabilities or obligations of any nature (whether or not accrued, absolute, contingent, determined, determinable or otherwise), except for (i) as specifically disclosed, reflected and adequately reserved against in the audited consolidated balance sheet of the Company for the fiscal year ended December 31, 2023 (the “Company Balance Sheet”) included in the Form 20-F publicly filed by the Company with the SEC on March 18, 2024, (ii) liabilities and obligations incurred since the Company Balance Sheet Date in the ordinary course of business consistent with past practice, including as to amounts (none of which results from, arises out of, relates to, is in the nature of or was caused by any breach of Contract, breach of warranty, product liability claim, tort claim, infringement claim, misappropriation, violation of Law or litigation), (iii) in the form of executory obligations under any Contract to which the Company is a party or is bound (none of which results from, arises out of, relates to, is in the nature of or was caused by any breach of Contract, breach of warranty, product liability claim, tort claim, infringement claim, misappropriation, violation of Law or litigation), (iv) liabilities and obligations arising out of or in connection with this Agreement or the Transactions, and (v) liabilities or obligations that, individually or in the aggregate, would not have a Company Material Adverse Effect.

(e)          Each of the principal executive officer of the Company and the principal financial officer of the Company has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of SOX and the rules and regulations promulgated by the SEC or Nasdaq with respect to the Company Reports filed with the SEC, and prior to the date of this Agreement, neither the Company nor any of its executive officers has received written notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing such certifications. For purposes of this Section 3.7(e), “principal executive officer” and “principal financial officer” have the meanings given to such terms in SOX. Neither the Company nor any of the Company Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(f)          The Company has implemented, and, at all times since June 15, 2021, has maintained, a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15(d)-15(f) under the Exchange Act) designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and including those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and Company Subsidiaries; (ii) provide reasonable assurance that (A) transactions are executed only in accordance with management’s general or specific authorizations, (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (C) access to assets that could have a material effect on the Company’s financial statements is permitted only in accordance with management’s general or specific authorization, (D) the maintenance of records in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the Company on a consolidated basis, and (E) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets that could have a material effect on the financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2023, and such assessment concluded that such controls were effective. Any material change in internal controls over financial reporting required to be disclosed in any Company Report has been so disclosed.

(g)          The Company has implemented, and, at all times since June 15, 2021, has maintained, “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to ensure that material information (both financial and non-financial) that is required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and made known to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the Company’s principal executive officer and principal financial officer to make the certifications required under the Exchange Act with respect to such reports.

(h)          The Company is in compliance in all material respects with the applicable provisions of the Securities Act, the Exchange Act, and the applicable listing and governance rules and regulations of Nasdaq. As of the date of this Agreement, (i) there are no outstanding or unresolved comments with respect to the Company or the Company Reports filed with the SEC noted in comment letters or, to the Knowledge of the Company, other correspondence received by the Company or its attorneys from the SEC, and (ii) to the Knowledge of the Company, there are no pending (A) formal or informal inquiries or investigations of the Company by the SEC or any internal investigations pending or threatened or (B) inspection of an audit of the Company’s financial statements by the Public Company Accounting Oversight Board.

(i)          The Company has adopted a code of ethics, as defined by Item 406(b) of Regulation S-K of the SEC applicable to its officers and directors, including its principal executive, principal financial and principal accounting officers, or persons performing similar functions. The Company has promptly disclosed any change in or waiver of the Company’s code of ethics with respect to any such persons, as required by Section 406(b) of SOX.

(j)          The Company neither is a party to nor has any commitment to become a party to any joint venture, securitization transaction, off-balance sheet partnership or any similar Contract (including any material Contract or arrangement relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or the Company Reports.

(k)        Since June 15, 2021, the Company has not received any written notification of any (i) “significant deficiency” in the design or operation of the internal controls over financial reporting of the Company, (ii) “material weakness” in the design or operation of the internal controls over financial reporting of the Company, (iii) illegal act or fraud, whether or not material, that involves management or other employees of the Company who have a role in the preparation of financial statements or internal controls over financial reporting of the Company, or (iv) any claim or allegation regarding any of the foregoing. The Company has Made Available to Parent true and complete copies of any such disclosure contemplated as of the date of this Agreement by clause (i), (ii), (iii) or (iv) in this Section 3.7(k) made by management to the Company’s independent auditors or to the audit committee of the Company Board.

(l)          To the Knowledge of the Company, since June 15, 2021, (i) neither the Company nor any of its Representatives has received any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of the Company Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or any of the Company Subsidiaries has engaged in questionable accounting or auditing practices, in each case which set forth allegations of circumstances that if determined to be true, would be material to the Company and the Company Subsidiaries, taken as a whole, and (ii) no attorney representing the Company or any of the Company Subsidiaries has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Representatives to the Company Board or any committee thereof or to any non-employee director or the General Counsel or Chief Executive Officer of the Company pursuant to Section 307 of SOX.

(m)          Since June 15, 2021, there have not been any transactions or Contracts that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been disclosed in the Company Reports filed prior to the date hereof.

Section 3.8           Information Supplied. The Proxy Statement will not, as of the date the Proxy Statement or any amendment or supplement thereto is filed with or furnished to the SEC or mailed to the Company Shareholders and at the time of the Company Special Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading, or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Special Meeting that has become false or misleading. Notwithstanding the foregoing sentence, the Company makes no representation or warranty with respect to the accuracy of any information supplied by Parent, Merger Sub or any of their Representatives in writing specifically for inclusion in the Proxy Statement. The Proxy Statement and any amendment or supplement thereto will comply as to form and substance with the applicable requirements of the ICL, the SEC, the Securities Act, the Exchange Act, and, in each case, the rules and regulations promulgated thereunder, and other applicable Laws.

Section 3.9           Absence of Certain Changes or Events. Since the Company Balance Sheet Date, (a) except as contemplated or permitted by this Agreement, the Company has conducted its business only in the ordinary course of business and in a manner consistent with past practice; (b) except for entering into any non-exclusive license, non-disclosure, or advertising agreements in the ordinary course of business and in a manner consistent with past practice, the Company has not sold, transferred, granted or otherwise conveyed to any third party any rights with respect to any Intellectual Property material to the Company; and (c) there has not been any event, condition, circumstance, development, change, occurrence or effect that has had, or could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.10         Absence of Litigation. As of the date of this Agreement, there are no, and, for the last five years, there have not been any (a) Actions pending, or, to the Knowledge of the Company, threatened against the Company, any present or former director, officer, or employee of the Company, or any material property or asset of the Company or (b) inquiries, audits or investigations by any Governmental Authority pending or, to the Knowledge of the Company, threatened. As of the date of this Agreement, neither the Company nor any property or asset of the Company is, and, for the last five years, neither the Company nor any property or asset of the Company has been, subject to any continuing Order, settlement agreement or similar written agreement with any Governmental Authority, or any Order, determination or award of any Governmental Authority, in each case, that contains material ongoing obligations.

Section 3.11          Employee Benefit Plans.

(a)          Section 3.11(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all Material Company Plans. The Company has provided or Made Available to Parent with respect to each Material Company Plan (in each case to the extent applicable): (i) a copy of the Material Company Plan document (or, to the extent such Material Company Plan is unwritten, a written description of such Material Company Plan), including all currently effective amendments thereto; (ii) the most recent annual reports for each of the prior three years; (iii) the most recent summary plan description and all currently effective summaries of material modifications with respect to the Material Company Plan; (iv) if the Material Company Plan is funded through a trust or any third party funding vehicle, the trust or other funding agreement and the latest financial statements thereof; (v) any material non-routine correspondence received or submitted to any Governmental Authority within the last three years; (vi) the most recently received IRS determination or opinion letter with respect to each Material Company Plan intended to qualify under Section 401(a) of the Code; and (vii) any Tax rulings issued by the ITA to the Company with respect to the Material Company Plan or any grants made thereunder.

(b)          (i) Each Company Plan intended to be qualified under Section 401(a) of the Code either has received a favorable determination letter from the IRS or may rely upon a favorable prototype opinion letter from the IRS as to its qualified status; (ii) each trust created thereunder has been determined by the IRS to be exempt from Tax under the provisions of Section 501(a) of the Code, and (iii) to the Knowledge of the Company, nothing has occurred since the date of any such determination or opinion letter that would reasonably be expected to cause the loss of the qualified status of such Company Plan.

(c)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)          Each Company Plan is and has been operated in accordance with its terms and the requirements of all applicable Laws, including, without limitation, ERISA and the Code;

(ii)          With respect to each Company Plan, (i) all required contributions and premium payments have been made or properly accrued; (ii) other than routine claims for benefits, there are no Actions pending or, to the Knowledge of the Company, threatened, with respect to any Company Plan; and (iii) no nonexempt “prohibited transaction” (within the meaning of Section 4975 of the Code and Section 406 of ERISA) has occurred. All amounts required to have been paid to any Governmental Authority in respect of any Company Plan have been paid, made or timely accrued as a liability in the financial statements of the Company.

(iii)          The Company has not, nor, to the Knowledge of the Company, has any of its respective directors, officers or employees or any other “fiduciary,” as such term is defined in Section 3(21) of ERISA, committed any breach of fiduciary responsibility imposed by ERISA or any other applicable Law with respect to the Company Plans which would subject the Company or any of its directors, officers or employees to any actual or contingent liability under ERISA or any applicable Law.

(d)          Neither the Company nor any Company ERISA Affiliate sponsors, maintains or contributes to, or has sponsored, maintained or contributed to (or has, within the last six years, sponsored, maintained or contributed to) an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) subject to Title IV of ERISA or any “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) or “multiple employer plan” (within the meaning of Section 413(c) of the Code).

(e)          No Company Plan provides for post-retirement or other post-employment life insurance, medical, health or other welfare benefits (other than health care continuation coverage required by Law, including under Section 4980B of the Code or similar state or local Law (“COBRA”)) to any current or former employee, officer, individual consultant, individual independent contractor or non-employee director of the Company (or any dependent or beneficiary thereof).

(f)          The consummation of the Transactions will not cause any amounts to fail to be deductible for U.S. federal income Tax purposes by virtue of Section 280G of the Code. Except as contemplated by this Agreement, the consummation of the Transactions will not, either alone or in combination with another event, (i) entitle any current or former employee, officer, individual consultant, individual independent contractor or non-employee director of the Company to any material severance pay, incentive compensation or other compensatory payment, or (ii) accelerate the time of payment or vesting of any compensatory amount or employee benefit or materially increase the amount of compensation due to any such current or former employee, officer, individual consultant, individual independent contractor or non-employee director of the Company pursuant to any Company Plans.

(g)          Section 3.11(g) of the Company Disclosure Letter sets forth a true, correct and complete list of all pension liabilities or obligations (in any country or jurisdiction) of the Company arising from or in connection with pension or other long-term employee benefit promises of the Company. If and to the extent applicable to a Company Plan, any liabilities thereunder are adequately covered either through “plan assets” within the meaning of the International Accounting Standard 19 (IAS 19) or the applicable local GAAP or are adequately accrued as a liability in the financial statements of the Company in line with GAAP.

(h)          Each Company Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) is in documentary, and has been operated and administered in, compliance with Section 409A of the Code.

(i)          The Company has no liability, whether fixed or contingent, with respect to any indemnification or gross-up payment, in either case, for any Tax incurred under Section 409A or 4999 of the Code.

(j)          The Company has no written Contract, plan or commitment, whether legally binding or not, to create any additional Company Plan, or any plan, agreement or arrangement that would be a Company Plan if adopted, or to modify any existing Company Plan.

(k)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each Company Plan that is maintained outside of the United States for the benefit of any current or former employees or individual service providers who are regularly employed or primarily providing services outside of the United States or is otherwise subject to any Law other than United States federal, state or local Law (each, a “Non-U.S. Plan”), (i) the Company is in compliance with each such Company Plan and all employer and employee contributions to each such Company Plan required by Law or by the terms of such Company Plan have been made, or, if applicable, accrued in all respects to the extent required by GAAP, (ii) (A) each such Non-U.S. Plan that is required to be registered or approved by a non-U.S. Governmental Authority has been registered or approved and has been maintained in good standing with applicable Governmental Authorities, and (B) no event has occurred since the date of the most recent approval or application therefor relating to any such Non-U.S. Plan that could reasonably be expected to affect any such approval relating thereto or increase the costs relating thereto, and (iii) each Non-U.S. Plan that is required to be funded under applicable Law is fully funded, fully insured or fully book reserved.

Section 3.12          Labor and Employment Matters.

(a)          Solely with respect to employees of the Company who reside or work in Israel or to whom Israeli Law applies (“Israeli Employees”): (i) the Company neither has nor is subject to, and no Israeli Employee benefits from, any extension order (tzavei harchava) (other than extension orders applicable to all employees in Israel); (ii) the Company’s obligations to provide statutory severance pay to Israeli Employees pursuant to the Severance Pay Law, 5723-1963 (including Section 14 arrangements under the Israeli Severance Pay Law, 5723-1963), vacation pursuant to the Israeli Annual Leave Law, 5711-1951, and contributions to any funds, including all pension arrangements and any personal employment agreement or any other binding source, have been satisfied in all respects or have been fully funded by contributions to appropriate funds (other than routine payments, deductions or withholdings to be timely made in the normal course of business and consistent with past practice) or, if not required to be fully funded under any source, are fully accrued in the Company’s financial statements to the extent required by the applicable accounting standards; and (iii) the Company is in compliance, in all material respects, with all applicable Law, regulations, Permits and Contracts relating to employment, wages and other compensation matters and terms and conditions of employment related to its Israeli Employees, including the Advance Notice of Discharge and Resignation Law, 5761-2001, the Notice to Employee (Terms of Employment) Law, 5762-2002, the Prevention of Sexual Harassment Law, 5758-1998, the Hours of Work and Rest Law, 5711-1951, the Annual Leave Law, 5711-1951, the Salary Protection Law, 5718-1958, the Law for Increased Enforcement of Labor Laws, 5711-2011, Foreign Employees Law, 5751-1991, the Employment of Employee by Manpower Contractors Law, 5756-1996, the Equal Rights for Persons with Disabilities Law, 5748-1988, the Employment (Equal Opportunities) Law, 5748-1988, the Women’s Equal Rights Law, 5711-1951, the Protection of Employees (Exposure of Offences of Unethical Conduct and Improper Administration), 5757-1997, and the Sick Pay Law, 5736-1976. The Company has not engaged any Israeli Employee whose employment would require special licenses, permits or approvals from any Governmental Authority. For the purposes hereof, the term “Israeli Employee” does not include any consultants, sales agents or other independent contractors who would not be deemed to be an employee under applicable Law. All amounts that the Company is legally or contractually required either (x) to deduct from its Israeli Employees’ salaries or to transfer to such Israeli Employees’ pension or provident, life insurance, incapacity insurance, continuing education fund, managers’ insurance, severance fund or other similar funds or (y) to withhold from its Israeli Employees’ salaries and benefits and to pay to any Governmental Authority as required by the Ordinance and Israeli National Insurance Law, 5713-1953, or otherwise have, in each case, been duly deducted, transferred, withheld and paid (other than routine payments, deductions or withholdings to be timely made in the normal course of business and consistent with past practice), and the Company does not have any outstanding obligations to make any such deduction, transfer, withholding or payment (other than such that has not yet become due).

(b)          The Company is not a signatory or party to, or otherwise bound by, any collective bargaining agreement or similar labor union agreement with any labor union, labor organization or works council, and, as of the date of this Agreement, no such agreement is being negotiated. There are no current or threatened, and there have not in the past four years been any, labor strikes, slowdowns, work stoppages, walkouts, lockouts, or any similar labor disruptions, in each case, against or affecting the Company. There are no pending or, to the Knowledge of the Company, threatened unfair labor practice charges, complaints or other Actions against the Company.

(c)          The Company is, and during the last four years has been, in compliance with all applicable Laws respecting employment, including terms and conditions of employment, its policies and practices, immigration, work authorization, occupational health and safety, workers’ compensation, plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws (the “WARN Act”)), child labor, wages and hours, employment discrimination, disability rights or benefits, equal opportunity, worker classifications (including the proper classification of workers as independent contractors, consultants and employees as exempt or non-exempt), setting up proper employing entities to employ its employees or to engage with its contractors (including, but not limited to, complying with any and all requirements with respect to registering as an employer of record, setting up and paying applicable payroll and business taxes and providing legally required benefits), affirmative action and affirmative action plans (if applicable), labor relations, termination, unemployment insurance and employee leave issues (“Employment Practices”), in each case, in all material respects. There are no Actions pending, or, to the Knowledge of the Company, threatened pertaining to the Employment Practices of the Company. Further, in the past four years, no claims of employment discrimination, employment harassment, sexual assault, sexual harassment or other unlawful misconduct have been raised, brought, threatened, or settled relating to any officer or director of the Company involving or relating to his or her employment or services provided to the Company.

(d)          To the Knowledge of the Company, no employee or independent contractor of the Company is in violation of any term of any employment, consulting, independent contractor, non-disclosure, non-competition, non-solicitation, inventions assignment, restrictive covenant, common law nondisclosure obligation, fiduciary duty, or any other obligation to (i) the Company or (ii) a former employer or engager of any such individual relating to (A) the right of any such individual to work for the Company or (B) the knowledge or use of Trade Secrets or proprietary information.

(e)          Section 3.12(e) of the Company Disclosure Letter sets forth a true, correct and complete list of each employee, consultant or independent contractor currently employed or engaged by the Company, including their (i) anonymized identification number, (ii) job title (including, if a non-employee, non-employee status, whether full-time or part-time, and in the case of non-exempt employees or contractors, the estimated hours worked per week) and employing entity, (iii) date of hire, (iv) location of work (and for any U.S. workers, the state in which they are based), (v) annual rate of base salary or hourly compensation, (vi) estimated or target annual incentive compensation, (vii) the exempt or non-exempt classification of such person, (viii) whether such person is employed or engaged pursuant to a fixed term or an at-will basis, and (ix) whether such person is actively employed or currently on leave; provided, however, that such a list may be delivered confidentially to Parent as the Parties may reasonably agree.

(f)          All employees and individual independent contractors of the Company have executed the Company’s standard employment or services agreement.

(g)          Except as set forth on Section 3.12(g) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary employs any employees through a professional employer organization or other similar agency. All Persons providing services, or who have provided services, to the Company as an independent contractor are, or were, correctly treated as independent contractors.

Section 3.13          Property and Leases.

(a)          The Company neither (i) owns or has previously owned any real property nor (ii) is party to any agreement, option or Contract to purchase any real property.

(b)          Section 3.13(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, (i) a true and complete list of all real property leased or subleased by the Company (collectively, the “Company Leased Real Property”), (ii) the address for each parcel of Company Leased Real Property, and (iii) a description of the applicable lease, sublease, license or similar occupancy agreement under which the Company leases, holds, uses or operates any real property (including any and all amendments and modifications relating thereto, the “Company Lease Agreements”). No Company Lease Agreement is subject to any Lien, including any right to the use or occupancy of any Company Leased Real Property, other than Permitted Liens. True, complete, and correct copies of each Company Lease Agreement, including any amendments thereto, have been Made Available.

(c)          The Company has not transferred or assigned any material interest in any Company Lease Agreement or subleased or otherwise granted material rights of use or occupancy of any of the premises described therein to any Person. The Company Leased Real Property and the personal property owned or leased by the Company are in good operating condition and repair and free from any material defects, reasonable wear and tear excepted, and are suitable for the uses for which they are being used, in each case, in all material respects. The use and operation of the Company Leased Real Property in the conduct of the business of the Company do not violate in any material respect any Law, covenant, condition, restriction, permit or agreement.

(d)          The Company does not own or hold, and is not obligated under or a party to, any option, right of first refusal, or other contractual right to purchase, acquire, sell, assign, or dispose of any real estate or any portion thereof or interest therein.

(e)          The Company has a valid leasehold interest in all of its properties and assets (whether real, personal, tangible, or intangible) necessary to conduct all of the business and operations of the Company as currently conducted, subject to Permitted Liens. There is no past due payment or other material default (or event that with notice or the lapse of time or both would become such a material default) by or with respect to the Company under the Company Lease Agreements, or, to the Knowledge of the Company, by or with respect to any other parties to the Company Lease Agreements. The Company Lease Agreements are in full force and effect with respect to the Company and, to the Knowledge of the Company, the other parties thereto.

Section 3.14          Intellectual Property.

(a)          Section 3.14(a) of the Company Disclosure Letter sets forth a true, correct and complete list of (i) all Company Registered Intellectual Property, including Patents, indicating, as applicable, the owner of such Intellectual Property and, for Company Registered Intellectual Property, the countries in which such Company Registered Intellectual Property is patented, registered, or applied for, the application, registration, and grant number, and the filing and renewal dates thereof; and (ii) Company Products, indicating for each, as applicable, its name, version number and whether the Company provides or intends to provide support or maintenance therefor. For each item of Company Registered Intellectual Property, all necessary registration, maintenance and renewal fees have been paid and all necessary documents and articles in connection with such Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities for the purpose of maintaining such Company Registered Intellectual Property. Except as set forth in Section 3.14(a) of the Company Disclosure Letter, there are no actions that must be taken within 120 calendar days after the Closing Date, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or articles, for the purposes of maintaining, perfecting, preserving or renewing any Company Registered Intellectual Property.

(b)         The Company has Made Available to Parent true, correct and complete copies of the Company’s standard forms, as currently used by the Company, of each of the following: (i) end-user license agreement, terms of use or service, or similar agreement regarding the end-use of Company Products; (ii) proprietary information and inventions agreement (for employees); (iii) consulting agreement (for independent contractors and consultants); (iv) confidentiality agreement  and  other  nondisclosure  agreement;  (v) maintenance  and  support  agreement; (vi) distribution, reseller, value-added reseller, referral, or  other similar agreement;  (vii) manufacturing and supply or related sourcing agreement; and (viii) data license and data protection agreement.

(c)          Each item of Company Owned Intellectual Property is valid and enforceable, and each item of Company Registered Intellectual Property is subsisting and in full force and effect. There is no, and, within the last five years, there has not been, any dispute, inventorship challenge, opposition, cancellation, revocation, expiration, review (including an inter partes review or post- grant review), re-examination (including a supplemental re-examination), interference or other Action (including a derivative proceeding or re-proceeding), whether settled, pending, or threatened (including in the form of offers to obtain a license) challenging the validity, enforceability, registrability, patentability, or ownership of any Company Owned Intellectual Property. The Company neither has taken part nor does take part in any standards-setting initiative. None of the Patents that comprise Company Registered Intellectual Property are standard-essential patents. The Company is not party to any pooling or sharing arrangements with respect to any Company Owned Intellectual Property.

(d)          Except as set forth in Section 3.14(d)(i) of the Company Disclosure Letter, all Company Owned Intellectual Property, including the Company Source Code and each item of Company Registered Intellectual Property, is solely and exclusively owned by the Company, and the Company has the valid and enforceable right to use all other Intellectual Property used or held for use in or necessary for the conduct of its business as currently conducted (collectively, the “Business Intellectual Property”), in each case free and clear of all Liens (other than Permitted Liens). Except as set forth in Section 3.14(d)(ii) of the Company Disclosure Letter, the Company has not granted any third party an exclusive license to any Intellectual Property.

(e)          The conduct of the Company’s business as currently conducted and as conducted within the previous five years, including the offering of any Company Products in connection therewith, has not infringed, violated, diluted or misappropriated and does not infringe, violate, dilute or misappropriate the Intellectual Property rights of any Person, and the Company has not received any written (or, to the Knowledge of the Company, non-written) notice from any Person related to any of the foregoing. Within the previous five years, no Actions are or have been pending or, to the Knowledge of the Company, are or have been threatened in writing, (i) alleging any infringement, misappropriation, dilution or other violation by the Company or any Company Product of the Intellectual Property of any other Person; or (ii) by the Company alleging any infringement, misappropriation, dilution or other violation by any Person of any Company Owned Intellectual Property.

(f)          All current and former employees and independent contractors of the Company or any Company Subsidiary who contributed to the invention, creation, or development of any material Intellectual Property within the scope of work done by such Persons for the Company or such Company Subsidiary have assigned to the Company or such Company Subsidiary all of their rights in same and have waived all moral rights, in each case, pursuant to binding, valid and enforceable written Contracts. With respect to such current and former employees who contributed to the invention, creation, or development of any Intellectual Property for the Company and are Israeli Employees, such Israeli Employees have, to the fullest extent permitted under applicable Law, executed a waiver of all rights for any additional compensation or remuneration in connection with their contribution to any Intellectual Property rights of the Company invented, created, or developed by such Israeli Employees within the scope of work done for the Company pursuant to Section 134 of the Israel Patent Law, 5727-1967. Section 3.14(f)(i) of the Company Disclosure Letter further identifies any Contract with an employee or a consultant of the Company pursuant to which such employee or consultant reserved or retained any Intellectual Property related to the business or research and development of the Company that arose in connection with the performance of services for the Company. Except as set forth in Section 3.14(f)(ii) of the Company Disclosure Letter, immediately following the Closing, the Business Intellectual Property will be available for use by Parent, the Surviving Company, and their respective Subsidiaries on terms substantially similar to those under which the Company used such Business Intellectual Property immediately prior to the Closing in all material respects. Except as set forth in Section 3.14(f)(iii) of the Company Disclosure Letter, neither the execution and performance of this Agreement nor the consummation of any of the Transactions will result in any of Parent, the Surviving Company, the Company, or their respective Subsidiaries in any material respect (w) granting to any Person any right, title, or interest in or to any Business Intellectual Property, (x) granting to any Person the right to terminate any Contract in whole or in part (including in connection with an assignment or change of control), (y) being bound by, or subject to, any non-competition or other restriction on the operation or scope of their respective businesses, or (z) being obligated to pay any royalties or other amounts to any Person in excess of those amounts payable by any of them in the absence of this Agreement or the Transactions.

(g)          The Company has taken commercially reasonable measures to maintain and enforce the Company Owned Intellectual Property and to protect and preserve the confidentiality and value of Trade Secrets of the Company, in each case, in all material respects. Except as set forth in Section 3.14(g) of the Company Disclosure Letter, the Company has entered into written non-disclosure agreements with all Persons having access thereto. To the Knowledge of the Company, there have been no breaches to any non-disclosure agreements between the Company and any Persons having access to the Trade Secrets of the Company.

(h)          Section 3.14(h) of the Company Disclosure Letter contains a true, correct and complete list of the following information for each Government Grant that was received by the Company from the IIA (each, an “IIA Grant”) which is currently in effect with respect to which the Company currently has any outstanding obligations: (i) the total amount of the benefits approved for and received by the Company under such IIA Grant and the total amount of the benefits available for future use by the Company under such IIA Grant; (ii) the time period in which the Company received, or will be entitled to receive, benefits under such IIA Grant; (iii) the type of revenues based on which royalty or other payments are required to be made under such IIA Grant; (iv) the total amount of any payments made by the Company prior to the date of this Agreement with respect to such IIA Grant; (v) the Company Products which incorporate IIA funded Intellectual Property; and (vi) any restrictions with respect to the use, sale, license, assignment, lease, transfer or securitization of any Company Owned Intellectual Property listed in subsection (v) hereof or with respect to manufacturing that contains any such Company Owned Intellectual Property.

(i)          No Company Owned Intellectual Property was developed by or on behalf of, or using grants or any other subsidies of, any Governmental Authority, university or research institution or under any Contract with any Governmental Authority. To the Knowledge of the Company, no current or former employee, consultant or independent contractor of the Company who was involved in, or who contributed to, the creation or development of any material Intellectual Property rights of the Company has performed or does perform services for a Governmental Authority, government-owned institution, or university, college, or other educational institution or research center, during a period of time during which such employee, consultant or independent contractor was also performing services for the Company. The Company has not disclosed, delivered, licensed, or otherwise made available (or has a duty or obligation (whether present, contingent, or otherwise) to disclose, deliver, license, or otherwise make available) any Company Source Code to any other Person, other than an employee or independent contractor of the Company pursuant to a valid and enforceable written agreement prohibiting use or disclosure thereof except in the performance of services for the business of the Company. To the Knowledge of the Company, (x) there has been no unauthorized theft, reverse engineering, decompiling, disassembling, or other unauthorized disclosure of or access to any Company Source Code, and (y) without limiting the foregoing, neither the execution of this Agreement nor the consummation of any of the Transactions will result in the release from escrow or other delivery to any Person of any Company Source Code.

(j)          The Company maintains a written policy regarding its use of Open Source Materials, a copy of which has been Made Available to Parent. The Company is, and has at all times been, in compliance with all applicable Open Source Materials licenses, including notice requirements relating to such Open Source Materials licenses, in all material respects. No Open Source Materials subject to a Copyleft License are embedded with, linked to, bundled with, or otherwise included in (or solely in the case of Open Data, used in the development of), any Company Product in a manner that does, will, or would reasonably be expected to require the (i) disclosure or distribution of any Company Product or any other material Company Source Code; (ii) license or other provision of any Company Product or any other material Company Source Code on a royalty-free basis; or (iii) grant of any patent license, non-assertion covenant, or other rights under any material Company Owned Intellectual Property or rights to modify, make derivative works based on, decompile, disassemble, or reverse engineer any Company Product or any other material Company Source Code.

(k)          There are no bugs, errors, defects or other performance or functionality problems or issues with respect to any Company Product or Company Source Code, in each case, which materially adversely affect, or may reasonably be expected to materially adversely affect, the value, functionality or fitness for the intended purposes of the Company Products.

(l)          To the Knowledge of the Company, no Software used in the operation of the business of the Company or provision of any Company Product or Developing Product contain any “time bomb,” “Trojan horse,” “back door,” “worm,” virus, malware, spyware, or other device or code (“Malicious Code”) designed or intended to, or that could reasonably be expected to, materially (i) disrupt, disable, harm, or otherwise impair the normal and authorized operation of, or provide unauthorized access to, any computer system, hardware, firmware, network, or device on which any Company Product, Developing Product or such other Software is installed, stored, or used, or (ii) damage, destroy, or prevent the access to or use of any data or file without the user’s consent. The Company has taken commercially reasonable steps to prevent the introduction of Malicious Code into the Company Products and Developing Products.

(m)          All Company Products (i) comply in all material respects with all applicable Law, including with respect to security, and (ii) conform in all material respects to all applicable contractual commitments.

(n)          Except as set forth in Section 3.14(n) of the Company Disclosure Letter and, except as would not be material to the business of the Company, there are no Actions pending or threatened in writing (or to the Knowledge of the Company, otherwise threatened) for any warranty or product liability by any third party (whether based on contract or tort) arising from (i) services rendered by the Company, (ii) the sale, distribution, or installation of any Company Products, or (iii) the operation of the businesses of the Company.

(o)          Except as set forth in Section 3.14(o) of the Company Disclosure Letter, the Company has not received any notification from any provider of any software application with which the Company Products interact that the Company Products’ interaction with such software application is unauthorized or in violation of applicable contracts or Laws, and the Company is not aware of any basis for any such claims. The Company has obtained all necessary rights, authorizations, licenses, Consents and any other formality required under applicable Law or Contract to enable the Company’s Processing of data from all users of the Company Products and all third party applications or platforms accessed, viewed, captured or otherwise used in connection with the Company Products.

(p)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Company IT Systems are in good working condition and are sufficient for the operation of the Company’s business as currently conducted. Except as would not be material to the business of the Company, during the previous five years and as of the date of this Agreement, there has been no malfunction, failure, continued substandard performance, denial-of-service, or other cyber incident, including any cyber attack, or other impairment of the Company IT Systems that has resulted or is reasonably likely to result in disruption or material damage to the business of the Company.

(q)          Except as listed in Section 3.14(q) of the Company Disclosure Letter, the Company does not own any proprietary AI Technologies. To the extent an AI Technology is listed in Section 3.14(q) of the Company Disclosure Letter, Section 3.14(q) of the Company Disclosure Letter describes the Training Data used in such AI Technology, including (x) whether such data was licensed, generated, or is Scraped Data, (y) the specific categories of data, including each element of Personal Information and Sensitive Personal Information, and (z) sources of the Training Data. The Company has Made Available to Parent all documentation resulting from the use of AI Technologies owned by the Company, including all analyses regarding the risk of bias and how to mitigate such risk and all documentation regarding managing accuracy, legal basis, transparency and Data Subject Rights in relation to the use of AI Technologies.

(r)          Section 3.14(r) of the Company Disclosure Letter sets forth a true, correct and complete list of (i) each Third-Party Generative AI Product used in the operation of the business of the Company, (ii) each Third-Party AI Product used in the operation of the business of the Company, and (iii) for each item scheduled under (i) or (ii), a link to or list of the terms governing the Company’s use (specifying for each, the title, status and effective date) (“Third-Party AI Terms”), copies of which Third-Party AI Terms have been Made Available to Parent. The Company uses and has used all AI Technologies in compliance with all applicable Third-Party AI Terms and has informed its customers about the usage of AI Technologies in the operation of its business, including incorporation of specific terms in Contracts with customers to comply with such Third-Party AI Terms.

(s)          All Training Data used by the Company and data submitted to AI Technologies on the Company’s behalf (x) are proprietary to the Company or (y) have been obtained by the Company in compliance with applicable Data Protection Requirements and other applicable Law and Contracts governing such use, in each case, in all material respects. The Company has not permitted any Company Data, works or other information to be used as Training Data by any other Person.

(t)          The Company subjects any Software created (in whole or in part) by Generative AI Technologies by the Company and, to the Knowledge of the Company, on the Company’s behalf to a standard code review process before use of such Software by the Company or any third party, including (i) supplementary quality review by a qualified human developer and (ii) scans for Open Source Materials and security vulnerabilities.

(u)          The Company has not used, does not use and is not required to use any confidential information of the Company or its suppliers, vendors, customers or end users in connection with any Third-Party Generative AI Product or Third-Party AI Product. The Company is not required to make any data that it Processes on behalf of its customers available to any of its suppliers or vendors for use by such suppliers or vendors for their own commercial purposes, including in connection with the suppliers’ or vendors’ development of Intellectual Property.

(v)          The Company maintains a technical description of the AI Technologies used by, in or with any Company AI Products that is, in all material respects, sufficiently detailed such that the relevant AI Technologies can be identified, modified, debugged and improved from time to time by programmers skilled in the development of AI Technologies. The Company has not received any written (or to the Knowledge of the Company, non-written) (i) complaint from any Person or (ii) inquiry from a Governmental Authority related to its use of AI Technologies.

(w)          The Company has conducted impact assessments that evaluate ethical, bias, adequacy, privacy and security risks for all uses of AI Technologies to the extent (i) required under applicable Law, (ii) the input, prompt or output of the AI Technologies involves the Processing of Sensitive Personal Information, (iii) the AI Technologies involve the large scale monitoring of public spaces, online activities, network activities or communications channels or (iv) the output of the AI Technologies is used in making decisions that have legal or similar effects on an individual, natural Person, including decisions relating to employment, credit and insurance eligibility. The Company has taken appropriate technical and organizational measures to minimize risks identified in such impact assessments.

Section 3.15          Data Protection and Privacy.

(a)          The Company (i) is, and, during the last five years, has been, in material compliance with all applicable Data Protection Requirements, (ii) has not during the last five years, to the Knowledge of the Company, received any written inquiries, subpoenas, demands, complaints or other notices from any Governmental Authority or any other Person alleging or investigating into any actual or potential violation of any Data Protection Requirement, (iii) to the extent required under applicable Data Protection Laws, has published Privacy Policies on its public-facing websites that in all material respects are complete, accurate, and compliant with all applicable Data Protection Laws and has Made Available to Parent copies of the most recent versions of such Privacy Policies and (iv) has entered into a Contract or Contracts with each third party supplier, vendor or service provider Processing Personal Information on the Company’s behalf each of which establishes the supplier’s, vendor’s or service provider’s role as a Processor or sub-Processor and contains all data processing terms to address all Data Protection Requirements, including all data protection obligations and restrictions imposed on the Company by its customers.

(b)          The Personal Information Processing described in the Record of Processing as Made Available to Parent is a complete and accurate description of all Processing of Personal Information by and on behalf of the Company. The Company does not Process the Sensitive Personal Information of any natural Person through the Company Products. Except as described in Section 3.14(w) of the Company Disclosure Letter, the Company only Processes the Personal Information of end users and authorized representatives of the Company’s customers as a Processor in connection with the Company Products and, to the Knowledge of the Company, in no case has the Company used any Sensitive Data, including Personal Information of any customer end user to develop or improve the Company Products, including any Company AI Product or any Third-Party AI Product. To the Knowledge of the Company, in no case has the Company exceeded the authorization or instruction granted by the Company’s customers, who act as the Controllers of such Personal Information, with respect to the Company’s Processing of Personal Information on behalf of these Controllers.

(c)          Taking into account the state of the art, the costs of implementation and the nature, scope, context and purposes of processing as well as the risk of varying likelihood and severity for the rights and freedoms of natural persons, the Company has implemented and maintains, with no gaps in compliance, organizational, physical, administrative, and technical safeguards designed to protect the Sensitive Data in the Company’s possession against Security Breaches, that are materially consistent with applicable Data Protection Requirements. The Company maintains, with no gaps in compliance, the Company’s privacy and cybersecurity certifications, including those listed on https://www.walkme.com/walkme-security/ as of the date of this Agreement.

(d)          During the last five years, (i) there have not been any Security Breaches, and (ii) the Company neither has notified nor has been required by any applicable Data Protection Requirements, to notify any Person of any Security Breach or breach of the Company’s compliance with applicable Data Protection Requirements.

(e)          During the last five years, the Company has not, to the Knowledge of the Company, been subject to any data protection enforcement Action (including any fine, order or other sanction) from any Governmental Authority with respect to Sensitive Data in the possession of the Company.

(f)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company has contractually obligated all third parties that Process Sensitive Data for or on behalf of the Company (i) comply with applicable Data Protection Laws and (ii) taking into account the state of the art, the costs of implementation and the nature, scope, context and purposes of processing as well as the risk of varying likelihood and severity for the rights and freedoms of natural persons, maintain organizational, physical, administrative, and technical safeguards designed to protect Sensitive Data against any Security Breach.

(g)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Transactions will not conflict with any applicable Data Protection Requirements or impair Parent’s ability to Process any Sensitive Data necessary for conducting the Company’s business operations as currently conducted or to transfer Sensitive Data to Parent, including internationally, in accordance with and subject to applicable Data Protection Requirements to which the Company is subject.

Section 3.16          Taxes.

(a)          (i) The Company has timely filed all material Tax Returns that it was required to file under applicable Laws and (ii) all such Tax Returns are true, correct and complete in all material respects. The Company has paid all material Taxes that are required to be paid by it (whether or not shown on any Tax Return), except for Taxes with respect to which adequate reserves have been established in accordance with GAAP.

(b)          The Company is not a party to or bound by any Tax allocation, indemnification or sharing agreement (other than (i) agreements entered into in the ordinary course of business, the primary purpose of which is unrelated to Tax and (ii) any agreement between or among any of the Company and the Company Subsidiaries).

(c)          The Company neither has performed nor was part of any action or transaction that is classified as a “reportable transaction” under Section 131(g) of the Ordinance, a “reportable opinion” under Sections 131D of the Ordinance, or a “reportable position” under Section 131E of the Ordinance or any similar provision under any other local Israeli Tax Law, and including with respect to VAT (as defined below). The Company has not engaged in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(d)          The Company has timely withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid to any current and former employee, independent contractor, creditor, shareholder or other third party.

(e)          No deficiencies for material Taxes against the Company have been claimed, proposed or assessed in writing by any Governmental Authority that remain unpaid except for deficiencies with respect to which adequate reserves have been established in accordance with GAAP. There are no ongoing or pending, or, to the Knowledge of the Company, threatened (in writing) audits, assessments, or other Actions for or relating to any liability in respect of material Taxes of the Company, nor has the Company received written notice of the expected commencement of any Actions with respect to any material Taxes of the Company. There are no waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes of the Company.

(f)          There are no Liens for material Taxes other than Permitted Liens upon the assets of the Company.

(g)          No claim has been made in writing by any Governmental Authority in any jurisdiction in which the Company does not file Tax Returns that the Company is or may be subject to material Tax or required to file a Tax Return with respect to material Tax in such jurisdiction.

(h)          The Company has not (i) applied for or received any Tax ruling, competent authority relief or similar agreement from any Governmental Authority, (ii) entered into a closing agreement (including any audit agreement (Heskem Shuma) with the ITA or as described in Section 7121 of the Code) or any other Contract with any Governmental Authority, or (iii) received a written Tax opinion from counsel with respect to any acquisition or divestiture transaction relating to the Company.

(i)          The Company has not been a real property corporation (Igud Mekarke’in) within the meaning of such term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963.

(j)          The Company is not subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made with reference to the provisions of such Part E2 or otherwise.

(k)          The Company is duly registered for the purposes of Israeli value added tax and has complied with all material requirements concerning Israeli value added Taxes (“VAT”). The Company (i) has not made any exempt transactions (as defined in the Israel Value Added Tax Law of 1975) and there are no circumstances by reason of which there might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies, and other transactions and imports made by it, (ii) if and to the extent applicable has collected and timely remitted to the relevant Governmental Authority all output VAT which it is required to collect and remit, to the extent required under any applicable Law and (iii) has not received a refund for input VAT for which it is not entitled under any applicable Law. None of the Company’s non-Israeli Subsidiaries is required to register in Israel for Israeli VAT purposes.

(l)          Section 3.16(l) of the Company Disclosure Letter lists all Government Grants, including any election or claim made by the Company to be treated as or for benefits of “Approved Enterprise” status from the Investment Center or “Benefited Enterprise” (Mifaal Mutav) or taken any position of being a “Preferred Enterprise” (Mifaal Muadaf) or a “Preferred Technology Enterprise” (Mifaal Technology Muadaf) under the Israeli Law for Encouragement of Capital Investments, 1959. The Company is in compliance, in all material respects, with the terms, conditions and requirements of its Government Grants. To the Knowledge of the Company, no Governmental Authority has any intention to revoke or modify any of the Government Grants.

(m)          The Company is in material compliance with all applicable transfer pricing Laws and regulations, including Treasury Regulations promulgated under Section 482 of the Code and Section 85A to the Ordinance and the Income Tax Regulations (Determination of Market Terms) 2006.

(n)          The Company has not (i) had a permanent establishment (within the meaning of an applicable Tax treaty), (ii) had an office or fixed placed of business, or (iii) otherwise been a resident for Tax purposes in any country other than the country of its formation.

(o)          None of the non-Israeli Company Subsidiaries is a controlled foreign corporation within the meaning of Section 75B of the Ordinance, and the Company has never held any interest in such a corporation.

(p)          The Company has not made an entity classification election pursuant to Treasury Regulations Section 301.7701-3 with respect to the Company or any Company Subsidiary within the last five years.

(q)          The Company has not elected to be treated as a “domestic corporation” under Section 897(i) of the Code. The Company has not ever been treated as “domestic corporation” or a “surrogate foreign corporation” within the meaning of Section 7874 of the Code.

(r)          The Company (i) has not ever been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is the Company) and (ii) is not liable for any liability for the Taxes of any Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or Israeli or non-Israeli Law), as a transferee or successor under applicable Law or otherwise by operation of Law, or by Contract (other than (x) a Contract entered into in the ordinary course of business, the primary purpose of which is unrelated to Tax, and (y) any Contract between or among any of the Company and any Company Subsidiary).

(s)          Within the last two years, the Company has not distributed the stock of any corporation in a transaction intended to satisfy the requirements of Section 355 of the Code.

(t)          Each Company Plan (i) is intended to qualify as a capital gains route plan under Section 102 of the Ordinance, (ii) has received a favorable determination or approval letter from, or are otherwise approved by, or deemed approved by passage of time without objection by, the ITA, and (iii) is currently in compliance in all respects with the applicable requirements of Section 102 of the Ordinance and applicable written requirements of the ITA. All Section 102 Shares and Section 102 Awards were and are currently in compliance in all respects with the applicable requirements of Section 102 of the Ordinance (including the relevant sub-sections of Section 102) and the written requirements of the ITA, including the filing of the necessary documents with the ITA, the grant of Section 102 Awards only following the lapse of the required 30-day period from the filing of the Company Plan with the ITA, the receipt of the required signed award and/or grant agreements from holders of Section 102 Awards, the appointment of an authorized trustee to hold the Section 102 Awards, and the due deposit of such Section 102 Awards with such trustee pursuant to the terms of Section 102 of the Ordinance, and applicable regulations and rules and the guidance published by the ITA on July 24, 2012 and clarification dated November 6, 2012, as applicable, and will be entitled to capital gains treatment upon sale or cancellation thereof as part of the Transactions. All Tax rulings, opinions, memoranda and filings with the ITA relating to the Company Plan and any award thereunder have been Made Available to Parent.

Section 3.17        Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company is in compliance with applicable Environmental Laws and has obtained and complied with all Environmental Permits. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company has not, in a manner that could give rise to liability under applicable Environmental Laws, (a) Released any Hazardous Materials in, on, under, from or affecting any Company Leased Real Property during the period of the Company’s operation or lease thereof or (b) retained or assumed by Contract any liabilities or obligations related to the investigation or remediation of Hazardous Materials or violation of any Environmental Law. There are no pending or, to the Knowledge of the Company, threatened Actions alleging material liability arising out of or relating to any Environmental Laws.

Section 3.18          Material Contracts.

(a)          Section 3.18(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of each of the following Contracts to which the Company is a party or by which the Company or any of its assets or businesses are bound, other than any Material Company Plan (and any amendments, supplements and modifications thereto) (collectively, the “Company Material Contracts”):

(i)          any Contract or group of related Contracts with the same party (or affiliates thereof) for the purchase of products or services providing for annual expenses by the Company in excess of $500,000 in fiscal year 2023;

(ii)          any Contract or group of related Contracts (excluding routine purchase orders issued in the ordinary course of business) involving sales, a reseller, a partner, a customer or a distributor and providing for end annual recurring revenue in excess of  $1,000,000 in fiscal year 2023;

(iii) any Contract purporting to limit in any respect the right of the Company to (A) engage or compete in any line of business or sell, supply, license or distribute any material product or service or use, sell, transfer, deliver, license, or otherwise exploit any Company Products, Developing Products or other Company Owned Intellectual Property, in each case, in any geographic area during any period of time on or after the date hereof, whether or not such restricted period commenced prior to the date hereof, with any Person or (B) solicit or hire any Person;

(iv)          any Contract for the employment of, or receipt of any services from, (A) any director or officer of the Company or (B) any other individual Person on a full-time, part-time, consulting or other basis providing for aggregate annual compensation in excess of $225,000;

(v)          any Contract granting any Person other than the Company any (A) “most favored nation” or similar preferred pricing rights (other than preferred rights to affiliates of a customer), (B) rights of first refusal, rights of first offer, rights of first negotiation or similar rights that limit the ability of the Company to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business, or (C) obligations that the Company purchase all of the Company’s purchasing requirements from a third party;

(vi)          any Contract prohibiting payment of dividends or distributions in respect of equity interests of the Company, the pledging of equity interests of the Company or the incurrence or guarantee of indebtedness for borrowed money by the Company;

(vii)        any Contract (excluding licenses for Off-the-Shelf Software that are not material to the Company Products or the business of the Company, proprietary information and inventions agreements for employees on the Company’s standard form without material deviation, and marketing agreements entered into in the ordinary course of business for content that is not material to the business of the Company) pursuant to which the Company is (A) provided with any development services for any Software, content (including textual content and visual, photographic or graphical content), technology or other Intellectual Property for the Company that is material to the business of the Company or (B) granted any license, option or other right or immunity (including a covenant not to be sued or right to enforce or prosecute any Patents) with respect to any Intellectual Property or AI Technology of a third party that is material to the business of the Company and;

(viii)       any Contract (excluding non-exclusive licenses granted in the ordinary course of business) pursuant to which the Company has granted to a third party any license, option or other right or immunity (including a covenant not to be sued or right to enforce or prosecute any Patents) with respect to any Intellectual Property of the Company;

(ix)         any Contract pursuant to which the Company has provided, agreed to provide, or is required to provide any third party with rights in or access to Company Source Code (including on a contingent basis), or to provide for Company Source Code to be put in escrow;

(x)         to the extent not addressed in clauses (i) and (ii) of this Section 3.18, any (A) advertising, agency, original equipment manufacturing (OEM), sales representative, data center, web hosting, co-location, joint marketing, joint development or joint venture Contract; (B) Contract obligating the Company to (I) provide warranty, maintenance or support with respect to any Company Product (other than non-exclusive licenses issued to customers and partners of the Company in the ordinary course of business) or (II) create or maintain interoperability or compatibility of any Company Product with any technology, products or services of any other Person; and (C) any Contract pursuant to which the Company is obligated to provide services at a certain price fixed, or at a price not to exceed a certain price fixed, before the performance of such services (other than warranty and maintenance Contracts or Contracts providing for a periodic subscription fee or one-off fees);

(xi)
(A) any indentures, credit agreements, loan agreements, promissory notes, bonds and similar Contracts pursuant to which the Company has or will incur or assume any indebtedness or grant a Lien on any property or assets to secure such indebtedness, other than accounts receivable and payables incurred or arising in the ordinary course of business and (B) any other Contract guaranteeing, supporting, assuming or endorsing the liabilities of any other Person;

(xii)	any Contract that is a collective bargaining agreement or other similar Contract with any labor union, trade union or works council;

(xiii)	any Contracts providing for any interest rate, derivatives or hedging transaction involving potential payments by the Company;

(xiv)
any Contract providing for indemnification of any Person with respect to any material liabilities relating to any current or former business of the Company (other than indemnification obligations of the Company pursuant to the provisions of a Contract entered into in the ordinary course of business);

(xv)	any Company Lease Agreement;

(xvi)	any Contract evidencing an Affiliate Transaction (as defined below);

(xvii)
any Contract entered into on or after January 1, 2021 providing for the acquisition, divestiture or disposition of any business, business unit, division, capital stock or other equity interest or asset (whether by merger, stock or asset purchase or sale or otherwise, other than transactions in the ordinary course of business) pursuant to which the Company has any remaining material covenants, indemnities, payment obligations or other obligations, including any potential earn-out, deferred or contingent payment obligation;

(xviii)	any Government Contract providing for end annual recurring revenue in excess of $250,000 in fiscal year 2023;

(xix)
any Contract entered into in connection with the settlement or other resolution of any Action (A) that would otherwise materially limit the operation of the Company or, following the Effective Time, the Surviving Company, Parent or any affiliate or (B) that involved, or would reasonably be expected to involve, payment by the Company in excess of $200,000 after the date of this Agreement;

(xx)           any Contract that results in any Person holding a power of attorney from the Company (other than statutory powers of attorney or powers of attorney to employees in its area of business or to legal and tax advisors in the ordinary course of business); and

(xxi)           any Contract that would be required to be filed pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, including any “material contract” (as defined therein).

(b)          Each Company Material Contract is legal, valid, binding and enforceable by the Company and, to the Knowledge of the Company, each other party thereto in accordance with its terms and is in full force and effect, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Authority before which any Action seeking enforcement may be brought. Except as would not reasonably be expected to be material to the Company, the Company is not (with or without notice or lapse of time, or both) in breach or default thereunder and, to the Knowledge of the Company, no other party to any Company Material Contract is (with or without notice or lapse of time, or both) in breach or default under any Company Material Contract. Since the Company Balance Sheet Date, the Company has not received written or, to the Knowledge of the Company, oral, notice of any actual or alleged violation of, or failure to comply with, any term or requirement of any Company Material Contract. The Company has Made Available to Parent true and complete copies of all Company Material Contracts, including any material amendments and supplements thereto.

Section 3.19          Nasdaq; No Other Listing. The Company is in compliance in all material respects with the applicable criteria for continued listing of the Company Shares on Nasdaq, including all applicable corporate governance rules and regulations. The Company Shares are not listed on any stock exchange other than Nasdaq.

Section 3.20           Insurance.

(a)          Section 3.20(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all currently effective insurance policies issued in favor of the Company and indemnity bonds issued at the request or for the benefit of the Company (the “Company Insurance Policies”) and includes the type of policy, insurer, form of coverage, policy number, coverage dates, annual premiums, named insured and limit of liability of each Company Insurance Policy. True and complete copies of all Company Insurance Policies have been Made Available to Parent.

(b)          Section 3.20(b) of the Company Disclosure Letter sets forth a true, correct and complete list of all material claims filed by the Company under any Company Insurance Policy in the last three years.

(c)          The Company Insurance Policies are valid, outstanding, enforceable and in full effect (other than policies that have expired in accordance with their terms in the ordinary course) and provide insurance coverage for the assets of the Company and operation of its business, of the kinds, in the amounts and against the risks required to comply with applicable Law or any contractual or other obligations and as are customary in the businesses in which they are engaged, in each case, in all material respects. There is no pending, or, to the Knowledge of the Company, threatened termination of, or material premium increase with respect to, any Company Insurance Policy, nor is there any basis for any such termination or material premium increase. There is no material claim, notice (written or otherwise) of circumstance, limitation in coverage or rejection of any material claim, insurance carrier litigation or dispute pending under any Company Insurance Policy. The Company has not received notice of any refusal or denial of any material coverage, reservation of rights or rejection of any material claim under any Company Insurance Policy. All premiums payable under each Company Insurance Policy have been timely paid since the inception of such Company Insurance Policy. To the Knowledge of the Company, no insurer on a Company Insurance Policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

Section 3.21        Brokers and Expenses. Except for Qatalyst Partners LLC and Morgan Stanley & Co. LLC, neither the Company nor any of its officers or directors on behalf of the Company has employed any agent, broker, finder, investment banker or financial advisor or has incurred any liability for any financial advisory, brokerage, commission or finder’s fees in connection with this Agreement or any Transaction.

Section 3.22         Takeover Statutes. Assuming the accuracy of Parent’s representations and warranties in the first sentence of Section 4.6, no “fair price,” “moratorium,” “control share acquisition” or other anti-takeover Law or any anti-takeover provision in the Company Charter Documents is applicable to this Agreement and the Transactions.

Section 3.23          Affiliate Transactions. No present or former officer, director, employee or affiliate of the Company or any “immediate family member” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any of the foregoing Persons, or any beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of 5% or more of Company Shares (a) is a party to any Contract with or binding upon the Company or any of its properties or assets or has any interest in any property owned by the Company, (b) has any outstanding amounts payable to or receivable from or advances by the Company or is otherwise a creditor or debtor to the Company or (c) has engaged in any transaction with the Company, in each case, except for employment or compensation agreements or arrangements with directors, officers and employees of the business made in the ordinary course of business consistent with past practice (any transaction contemplated by this Section 3.23, an “Affiliate Transaction”).

Section 3.24          Vote Required. The Company Shareholder Approval is the only vote of the holders of any class or series of the Company’s share capital necessary to approve the Merger and this Agreement.

Section 3.25         Opinion of Financial Advisors. Qatalyst Partners LLC, the Company’s financial advisor, has delivered to the Company Board its opinion in writing or orally, in which case, such opinion will be subsequently confirmed in writing, to the effect that, as of the date hereof and based upon and subject to the factors, qualifications, limitations and assumptions set forth therein, the Per Share Merger Consideration to be paid to Company Shareholders pursuant to this Agreement is fair from a financial point of view to such holders. A signed copy of the opinion will be made available to Parent for informational purposes only promptly following the execution of this Agreement.

Section 3.26          No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article III (as qualified by the Company Disclosure Letter) or in any other Transaction Document delivered by the Company, none of the Company, any of its affiliates or any other Person on behalf of the Company makes any representation or warranty, whether express or implied, and all other representations and warranties are specifically disclaimed, including in respect of any information made available to Parent or Merger Sub related to the Transactions, and there is and has been no reliance by Parent, Merger Sub or any of their respective affiliates, officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, Representatives or authorized agents on any such representation or warranty with respect to the Company or with respect to any other information provided or made available to Parent, Merger Sub or their respective Representatives or affiliates in connection with the Transactions, including the accuracy or completeness thereof. Without limiting the foregoing, neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub or their Representatives or affiliates or any other Person resulting from Parent’s, Merger Sub’s or their Representatives’ or affiliates’ use of any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their Representatives or affiliates, including any information made available in the electronic data room maintained by the Company for purposes of the Transactions, teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or in any other form in connection with the Transactions, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article III (as qualified by the Company Disclosure Letter) or in any other Transaction Document delivered by the Company.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the disclosure letter delivered by Parent to the Company concurrent with the execution of this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure), Parent and Merger Sub represent and warrant to the Company as set forth below in this Article IV as of the date hereof.

Section 4.1           Corporate Organization. Each of Parent and Merger Sub is a corporation or other entity duly organized, validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its organization and has the requisite corporate or other entity power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Each of Parent and Merger Sub is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.2          Authority, Execution and Delivery; Enforceability.

(a)          Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform and comply with each of its obligations under this Agreement and to consummate the Transactions applicable to such Party (in each case, other than the approval of Parent as the sole shareholder of Merger Sub). The execution and delivery by each of Parent and Merger Sub of this Agreement, the performance and compliance by Parent and Merger Sub with each of its obligations herein and the consummation by Parent and Merger Sub of the Transactions applicable to it have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings or actions on the part of Parent or Merger Sub are necessary to authorize the execution and performance by Parent and Merger Sub of this Agreement or the consummation by Parent and Merger Sub of the Transactions to which it is a party (in each case, other than the approval of Parent as the sole shareholder of Merger Sub). Each of Parent and Merger Sub has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company of this Agreement, this Agreement constitutes Parent and Merger Sub’s legal, valid and binding obligation, enforceable against each of Parent and Merger Sub in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the Governmental Authority before which any Action therefor may be brought.

(b)          The Merger Sub Board has adopted resolutions, prior to the execution of this Agreement, (i) determining that this Agreement and the Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole shareholder and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors and (ii) approving and declaring advisable this Agreement, the execution, delivery, and performance of this Agreement, and the consummation of the Merger and the other Transactions on the terms and subject to the conditions set forth herein.

(c)           The Parent Board has adopted resolutions, prior to the execution of this Agreement, (i) determining that this Agreement, the Merger and the other Transactions are fair to, and in the best interests of, Parent and its shareholders and (ii) approving and declaring advisable this Agreement, the execution, delivery and performance of this Agreement, and the consummation of the Merger and the other Transactions.

Section 4.3          No Conflict; Required Filings; Consents.

(a)          The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance of this Agreement by Parent and Merger Sub will not, (i) conflict with or violate the certificate of incorporation, bylaws or similar organizational documents of Parent or Merger Sub, (ii) assuming that all Consents, approvals, authorizations and other actions described in Section 4.3(b) have been obtained and all filings and obligations described in Section 4.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) require any Consent or approval under, result in any breach of or any loss of any benefit under, constitute a default (or an event which with notice or lapse of time or both, would become a default or breach) under or give to others any right of termination, cancellation, vesting, payment, renegotiation, modification, amendment, suspension, revocation or acceleration of any obligation or loss or modification of any benefit of, or result in the creation of a Lien (other than Permitted Liens) on any property or asset of Parent or Merger Sub pursuant to, any Contract or Permit to which Parent or Merger Sub is a party, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)          Assuming the accuracy of the representations and warranties of the Company in Section 3.4, the execution and delivery of this Agreement by Parent and Merger Sub does not and will not, and the consummation by Parent and Merger Sub of the Transactions and compliance by Parent and Merger Sub with any of the terms or provisions hereof will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing of the Merger Proposal and Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL, with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (ii) any filings as may be required under the rules and regulations of NYSE, the Frankfurt Stock Exchange, the Berlin Stock Exchange or the Stuttgart Stock Exchange, (iii) any filings as may be required under the Securities Act, Exchange Act, Blue Sky Laws and other applicable securities Laws, (iv) the pre-merger notification requirements of the HSR Act and other applicable Antitrust Laws, (v) filing of the IIA Notice and IIA Undertaking and (vi) where the failure to obtain such Consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Authority, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4           Absence of Litigation. As of the date of this Agreement, there are no (a) Actions pending, or, to the Knowledge of Parent, threatened against Parent, any present director, officer, or employee of Parent, or any material property or asset of Parent, or (b) inquiries, audits or investigations by any Governmental Authority pending or, to the Knowledge of Parent, threatened, which, in each case, would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date of this Agreement, neither Parent nor any property or asset of Parent is subject to any Order, settlement agreement or similar written agreement with any Governmental Authority, or any Order, determination or award of any Governmental Authority, in each case that contains ongoing obligations that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.5           Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub in writing specifically for inclusion or incorporation by reference in the Proxy Statement will, as of the date the Proxy Statement or any amendment or supplement thereto is filed with or furnished to the SEC or is mailed to the Company Shareholders and at the time of the Company Special Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing sentence, Parent makes no representation or warranty with respect to any information supplied by the Company, any Company Subsidiary or any of their respective Representatives for inclusion or incorporation in the Proxy Statement.

Section 4.6            Ownership of Company Share Capital. Neither Parent nor Merger Sub owns, or at any time during the past three years has owned, beneficially (within the meaning of Regulation 13D promulgated under the Exchange Act) or otherwise, any Company Shares or Company Equity Awards or any outstanding securities of the Company (or any other economic interest through derivative securities or otherwise in the Company). None of the Persons referred to in Section 320(c) of the ICL with respect to Parent or Merger Sub owns any Company Shares.

Section 4.7           Shareholder and Management Arrangements. Except for this Agreement, any other Transaction Documents, including the Support Agreements, or as expressly authorized by the Company Board, neither Parent nor Merger Sub, nor any of their respective affiliates, is a party to any Contracts, or has made or entered into any formal or informal arrangements or other understandings (including as to continuing employment), with any shareholder, director or officer of the Company relating to this Agreement, the Merger or any other Transactions, or the Surviving Company or any of its affiliates, businesses or operations.

Section 4.8           Sufficient Funds. As of the date of this Agreement, Parent and its Subsidiaries, on a consolidated basis, have the financial capacity to pay and perform its obligations under this Agreement, including as necessary to consummate the Merger, and all funds necessary for Parent to fulfill its obligations under this Agreement, including as necessary to consummate the Merger, will be available to Parent and Merger Sub at Closing. The obligations of Parent hereunder are not subject to any condition regarding Parent’s ability to obtain financing for the Merger and the other Transactions.

Section 4.9            Brokers and Expenses. Except for the financial advisors’ fees of Goldman Sachs & Co. LLC, whose fees will be paid by Parent, none of Parent, Merger Sub or any of their respective officers or directors on behalf of Parent or Merger Sub has employed any agent, broker, finder, investment banker or financial advisor or has incurred any liability for any financial advisory, brokerage, commission or finder’s fees in connection with this Agreement or any Transaction.

Section 4.10         Ownership of Merger Sub. The authorized share capital of Merger Sub consists solely of 10,000 ordinary shares, par value ten Israeli Agurot (NIS 0.10) per share, 1,000 of which are issued and outstanding. At the Effective Time, all of the issued and outstanding shares of Merger Sub will be owned by Parent. Merger Sub was formed solely for the purpose of engaging in the Transactions, including the Merger, and except for matters incident or related to formation, the execution and delivery of this Agreement and the performance of the Transactions, Merger Sub has not, prior to the date of this Agreement, engaged in any other business or activities or incurred, directly or indirectly, any obligations or liabilities of any type or kind whatsoever or entered into any arrangements or agreements with any Person.

Section 4.11         No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article IV (as qualified by the Parent Disclosure Letter), none of Parent, Merger Sub, any of their respective affiliates or any other Person on behalf of Parent or Merger Sub makes any representation or warranty, whether express or implied, and all other representations and warranties are specifically disclaimed, including in respect of any information made available to the Company related to the Transactions, and there is and has been no reliance by the Company or any of its respective affiliates, officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, Representatives or authorized agents on any such representation or warranty with respect to the Parent or Merger Sub or with respect to any other information provided, or made available to the Company or its Representatives or affiliates in connection with the Transactions, including the accuracy or completeness thereof. Without limiting the foregoing, neither Parent nor any other Person will have or be subject to any liability or other obligation to the Company or its Representatives or affiliates or any other Person resulting from the Company or its Representatives’ or affiliates’ use of any information, documents, projections, forecasts or other material made available to the Company or its Representatives or affiliates, including any information made available in any electronic data room, teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Company or its respective Representatives or in any other form in connection with the Transactions, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article IV (as qualified by the Parent Disclosure Letter).

ARTICLE V.

COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.1  Conduct of Business by the Company Pending the Closing. The Company covenants and agrees that, from and after the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except (w) as set forth in Section 5.1 of the Company Disclosure Letter, (x) as otherwise expressly contemplated by this Agreement, (y) as required by applicable Law or Order or (z) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company will, and will cause each Company Subsidiary to, (a) conduct its operations, in all material respects, in the ordinary course of business and (b) use commercially reasonable efforts to preserve intact the business organizations, including keeping available the services of employees and other service providers, of and the current relationships of the Company and each Company Subsidiary with customers, suppliers and other Persons with whom the Company or any Company Subsidiary has material business relations. Except (1) as set forth in Section 5.1 of the Company Disclosure Letter corresponding to the applicable subsection of this Section 5.1, (2) as otherwise expressly contemplated by this Agreement, (3) as required by applicable Law or Order or (4) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company will not, and will cause each Company Subsidiary not to, from and after the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1, take any of the following actions, directly or indirectly:

(a)          amend or modify the Company Charter Documents or equivalent organizational documents of any Company Subsidiary;

(b)          issue, deliver, sell, pledge, dispose of, grant, transfer, subject to any Lien (other than Permitted Liens) or otherwise encumber any Company Shares or other equity interests in the Company or any Company Subsidiary of any class, or securities convertible into, or exchangeable or exercisable for, any such Company Shares or other equity interests, or any options, warrants or other rights to acquire any such Company Shares or other equity interests of the Company or any Company Subsidiary, other than (i) the issuance of shares upon the exercise or settlement, as applicable, of Company Equity Awards or (ii) issuances of Company Shares in connection with the exercise of rights under the Company ESPP in the ordinary course of business;

(c)         sell, assign, transfer, grant any security interest in, lease, license, transfer, exchange, subject to any Lien (other than Permitted Liens), swap, abandon, allow to lapse, disclaim, dedicate to the public, fail to prosecute or maintain in full force and effect, or otherwise dispose of, any property or assets of the Company or any Company Subsidiary, except for (i) the sale, abandonments or other dispositions of inventory, goods and other property in the ordinary course of business consistent with past practice, (ii) sales or dispositions of obsolete or worn-out assets and (iii) non-exclusive licenses of Intellectual Property in the ordinary course of business;

(d)          fail to take or maintain commercially reasonable measures to protect the confidentiality and value of any Trade Secrets or other non-public Company Owned Intellectual Property;

(e)         declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any Company Shares or other equity interests, except for dividends or other distributions paid by a wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary;

(f)          (i) reclassify, combine, split, subdivide or amend the terms of any Company Shares or other equity interests or (ii) redeem, purchase or otherwise acquire, directly or indirectly, any Company Shares or other equity interests, except, with respect to this clause (ii), (x) with respect to any wholly owned Company Subsidiary, (y) in connection with the forfeiture or expiration of outstanding Company Equity Awards and (z) with respect to the withholding of Company Shares to satisfy Tax obligations with respect to the exercise, vesting or settlement, as applicable, of Company Equity Awards;

(g)         merge or consolidate the Company or any Company Subsidiary with any Person or adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, restructuring, merger, consolidation, recapitalization or other reorganization of the Company or any Company Subsidiary, other than transactions solely between or among direct or indirect wholly owned Company Subsidiaries;

(h)         acquire (including by merger, consolidation, or acquisition of stock or assets), directly or indirectly, any Person, any equity interest in such Person or assets, other than (x) acquisitions by the Company from any wholly owned Company Subsidiary or among any wholly owned Company Subsidiaries, (y) the purchase of inventory, equipment, raw material or supplies in the ordinary course of business or (z) non-exclusive inbound licenses of Intellectual Property in the ordinary course of business (provided, however, that nothing in this Section 5.1(h) shall prohibit capital expenditures set forth on the capital expenditure budget as of the date of this Agreement and Made Available by the Company);

(i)         create or incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee, endorse, or otherwise become liable or responsible for (whether directly, contingently or otherwise) the obligations of any Person (other than a wholly owned Company Subsidiary) for borrowed money, except for (x) any indebtedness among the Company and its wholly owned Company Subsidiaries or among wholly owned Company Subsidiaries in the ordinary course of business, or (y) any hedging obligations of the Company or any Company Subsidiary in the ordinary course of business;

(j)          make any capital expenditure, other than the capital expenditures set forth on the capital expenditure budget as of the date of this Agreement and Made Available by the Company;

(k)         make any loans, advances (other than for ordinary course business expenses or pursuant to the Company’s Charter Documents or existing indemnification obligations) or capital contributions to, or investments in, any other Person (other than transactions between or among the Company and wholly owned Company Subsidiaries);

(l)          (i) waive, release, terminate, amend, cancel, or assign any material right or material claim of the Company or any Company Subsidiary under any Company Material Contract, including granting any material refund, credit, rebate or allowance to a customer party to a Company Material Contract that is not otherwise provided for in the terms of such Company Material Contract existing as of the date hereof or (ii) renew, enter into or amend any Contract that, if existing on or prior to the date of this Agreement, would be a Company Material Contract, in each case, other than in the ordinary course of business;

(m)	except as required by the terms of any Company Plan:

(i)          grant, provide, amend or increase any bonus, equity or equity-based compensation, retention or change in control bonus payments or benefits or similar rights to any current or former employee, officer, individual consultant, individual independent contractor or non-employee director of the Company or any Company Subsidiary;

(ii)          grant, provide, amend or increase any severance payments or severance benefits to any current or former employee, officer, individual consultant, individual independent contractor or non-employee director of the Company or any Company Subsidiary;

(iii)          grant any increase in the compensation or benefits payable or to become payable to any of current or former employee, officer, individual consultant, individual independent contractor or non-employee director of the Company or any Company Subsidiary;

(iv)          negotiate, establish, adopt, enter into, modify, amend or terminate any collective bargaining agreement or other Contract with any labor organization, union or employee representative organization relating to any employee of the Company or any Company Subsidiary;

(v)          establish, adopt, enter into, modify or amend any Company Plan (or any arrangement that would be a Company Plan if in effect on the date hereof), other than de minimis administrative amendments that do not (x) have the effect of enhancing any compensation or benefits thereunder or (y) otherwise result in increased costs to the Company;

(vi)            accelerate the vesting or payment date of any Company Equity Awards or accelerate any material payment or benefit, or the funding of any payment or benefit, payable or to become payable under a Company Plan;

(vii)           implement any employee layoffs in violation of WARN or announce, implement or effect any facility closing, lay-off, early retirement programs, severance programs or reductions in force affecting employees of the Company or any Company Subsidiary;

(viii)          waive, release, limit, or condition any restrictive covenant obligation of any current or former employee, officer, individual consultant, individual independent contractor or non-employee director of the Company or any Company Subsidiary; or

(ix)            hire, engage or terminate the employment or services, change the title, office or position, or materially alter the responsibilities of any director, officer, employee, contractor or consultant of the Company or any Company Subsidiary (except for terminations for cause);

(n)          make any material change in the Company’s accounting policies, practices, principles, methods or procedures, other than as required by Law, GAAP or by a Governmental Authority;

(o)         compromise (including forgiving any amount owed to the Company or a Company Subsidiary), waive, settle or agree to settle any Action, other than (i) the settlement of Actions that require payments by the Company or any Company Subsidiary (net of insurance proceeds) in an amount not to exceed $100,000 individually or $500,000 in the aggregate, or (ii) the settlement of Actions disclosed, reflected or reserved against in the Company Balance Sheet for an amount not in excess of the amount so disclosed, reflected or reserved and, in each case of clauses (i) and (ii), that do not involve (x) the imposition of material restrictions on the business or operations of the Company or any of the Company Subsidiaries and (y) any criminal liability, any admission of wrongdoing, liability, fault or wrongful conduct by the Company or the Company Subsidiaries;

(p)          (i) make (except for elections made in the ordinary course of business consistent with past practice) or change any material Tax election; (ii) change any Tax accounting period with respect to a material Tax or material method of Tax accounting; (iii) settle any material Tax liability; (iv) settle or compromise any liability with respect to material Taxes or audit or assessment related to material Taxes or file or surrender any claim for a refund of material Taxes (including any such refund to the extent it is used to offset or otherwise reduce material Tax liability); (v) file any amended material Tax Return (other than any Tax Return which filing would reasonably be expected to be beneficial to the Company or any Company Subsidiary); or (vi) except in the ordinary course of business consistent with past practice, (A) consent to any extension or waiver of the statute of limitations applicable to any claim or assessment with respect to a material amount of Taxes or (B) enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement (other than (x) agreements entered into in the ordinary course of business, the primary purpose of which is unrelated to Tax, and (y) any agreement between or among any of the Company and the Company Subsidiaries);

(q)         sell, dispose of, transfer, assign, encumber, pledge, abandon, dedicate to the public, fail to maintain, or allow to lapse, in whole or in part, any Company Owned Intellectual Property (other than those assignments to customers entered into in the ordinary course of business);

(r)          grant to any third party any license, or enter into any release, immunity or covenant not to sue with respect to any Company Owned Intellectual Property (other than the grant of non-exclusive licenses entered into in the ordinary course of business);

(s)          fail to maintain or protect the confidentiality of any Trade Secret, or proprietary source code related to any Company Product or the business of the Company or any Company Subsidiaries;

(t)          cancel or fail to use commercially reasonable efforts to replace or renew any material Company Insurance Policy;

(u)          enter into any Affiliate Transaction or into any Contract expressly contemplating any Affiliate Transaction;

(v)          enter into any Contract with a counterparty that is a Sanctioned Person in violation of Sanctions;

(w)         (i) make a commission payment to any Representative or (ii) provide a discount to any Representative (to the extent such discount is not set forth in a Contract Made Available to Parent), in each case, in connection with a Government Contract;

(x)          call or convene any general or special meeting of the Company Shareholders, or seek any action or other approval of or from the Company Shareholders, in connection with any action prohibited by this Agreement, including Section 5.2;

(y)          change or discontinue an existing line of business outside of the existing business of the Company and the Company Subsidiaries, taken as a whole; or

(z)          authorize, agree, enter into any Contract or otherwise make any commitment to do any of the foregoing.

Section 5.2          Solicitation by the Company.

(a)          Except as expressly permitted by this Section 5.2, from and after the date of this Agreement until the earlier of the Effective Time or on the date, if any, on which this Agreement is terminated in accordance with Section 8.1, the Company will, and will cause the Company Subsidiaries and its and their respective directors, officers, employees to, and will instruct its and their Representatives to, (x) promptly cease and cause to be terminated any existing solicitation, encouragement, discussions or negotiations with any Third Party that relate to any Acquisition Proposal and disregard all requests made by or on behalf of any Third Party for information in connection with an Acquisition Proposal, (y) request any such Third Party that has, prior to the date of this Agreement, executed a confidentiality or similar agreement in connection with a possible Acquisition Proposal which has not terminated or expired pursuant to its terms to promptly return or destroy all non-public information concerning the Company and Company Subsidiaries furnished to such Third Party, its affiliates or its Representatives on behalf of the Company or its affiliate prior to the date of this Agreement in accordance with the terms of such confidentiality or similar agreement, and (z) prohibit any Third Party from having access to any physical or electronic data rooms hosted by or on behalf of the Company or its affiliate relating to a possible Acquisition Proposal. Except as expressly permitted by this Section 5.2, from and after the date of this Agreement until the earlier of the Effective Time or on the date, if any, on which this Agreement is terminated in accordance with Section 8.1, other than with respect to Parent or Merger Sub, the Company will not, and will cause Company Subsidiaries and each of its and their respective directors, officers and employees not to, and will not instruct or permit its other Representatives on behalf of the Company or any Company Subsidiary to, (i) initiate, solicit, knowingly or intentionally facilitate or encourage the making, submission or announcement of any Acquisition Proposal (or any proposal, offer or indication of interest that is reasonably likely to lead to an Acquisition Proposal); (ii) furnish or otherwise provide access to any non-public information regarding the Company or any Company Subsidiary to any Person in connection with or in response to an Acquisition Proposal; or (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal (except to refer such Person to this Section 5.2).

(b)          Except as expressly permitted by this Section 5.2, from and after the date of this Agreement until the earlier of the Effective Time or on the date, if any, on which this Agreement is terminated in accordance with Section 8.1, neither the Company Board nor any committee thereof will (i) withdraw, change or qualify, or publicly propose to withdraw, change or qualify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation or resolve or agree to take any of the actions contemplated by this clause (i), (ii) approve, accept or recommend, or publicly propose to approve, accept or recommend, any Acquisition Proposal, (iii) approve, permit or cause the Company or any Company Subsidiary to execute or enter into any merger agreement, acquisition agreement, joint venture agreement, partnership agreement, letter of intent, memorandum of understanding or other similar Contract relating to any Acquisition Proposal, in each case, other than an Acceptable Confidentiality Agreement, (iv) fail to include the Company Board Recommendation in the Proxy Statement or (v) resolve or agree to take any action set forth in the foregoing clauses (i), (ii), (iii), or (iv) of this sentence (any action described in the foregoing clauses (i)-(v) being referred to as a “Company Change of Recommendation”).

(c)          Notwithstanding anything to the contrary contained in Section 5.2(a), if at any time following the date of this Agreement and prior to the receipt of the Company Shareholder Approval (i) the Company has received an Acquisition Proposal from a Third Party which is not solicited in, or is otherwise the result of a, breach of this Section 5.2, (ii) the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with its financial advisors and outside counsel, based on information then available, that such Acquisition Proposal constitutes a Superior Proposal or would reasonably be likely to lead to a Superior Proposal (provided, however, that such determination in and of itself shall not constitute a Company Change of Recommendation, a violation of this Section 5.2 or a termination of this Agreement), and (iii) the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with its financial advisors and outside counsel, that the failure to take such action would reasonably be likely to be inconsistent with its fiduciary duties under applicable Laws of the State of Israel (provided, however, that such determination in and of itself shall not constitute a Company Change of Recommendation, a violation of this Section 5.2 or a termination of this Agreement), then the Company and its Representatives may, directly or indirectly, (x) furnish information (including non-public information) with respect to the Company and Company Subsidiaries and provide access to the books, records, personnel and facilities of the Company and Company Subsidiaries to the Third Party making such Acquisition Proposal, its Representatives and potential sources of financing if prior to so furnishing such information or providing access, the Company receives (or has previously received) from such Third Party an executed Acceptable Confidentiality Agreement and (y) participate in discussions or negotiations with the Third Party making such Acquisition Proposal, its Representatives and potential sources of financing regarding such Acquisition Proposal and any changes thereto, including by making counterproposals thereto; provided, however, that any non-public information concerning the Company or Company Subsidiaries provided or made available to any Third Party will, to the extent not previously provided or made available to Parent or Merger Sub, be provided or made available to Parent or Merger Sub as promptly as practicable after it is provided or made available to such Third Party (and in any event, within 24 hours after such information is provided or made available).

(d)          From and after the date of this Agreement until the earlier of the Effective Time or on the date, if any, on which this Agreement is terminated in accordance with Section 8.1, in the event that the Company or any Company Subsidiary or their Representatives receives any Acquisition Proposal or any request for non-public information in connection with a possible Acquisition Proposal, within 24 hours after receipt of such Acquisition Proposal or request, the Company will inform Parent in writing of such Acquisition Proposal or request, including the identity of the Person making or submitting such Acquisition Proposal or request, the material terms and conditions thereof, and, if available, copies of any written documentation received by the Company setting forth such material terms and conditions. The Company will keep Parent reasonably informed with respect to the status of any such Acquisition Proposal or request and any modification or proposed modification thereto.

(e)          Notwithstanding anything to the contrary contained in Section 5.2(a), the Company Board may at any time prior to the receipt of the Company Shareholder Approval, (x) effect a Company Change of Recommendation with respect to such Superior Proposal and/or (y) terminate this Agreement in accordance with Section 8.1(h) solely to the extent and if and only if:

(i)          (A) the Company will have received after the date hereof an Acquisition Proposal which is not solicited in, or is otherwise the result of a, breach of this Section 5.2 and (B) such Acquisition Proposal will not have been withdrawn;

(ii)          the Company Board (or any duly authorized committee thereof) will have determined in good faith, after consultation with its financial advisors and outside counsel, that (A) such Acquisition Proposal constitutes a Superior Proposal and (B) in light of such Superior Proposal, the failure to make a Company Change of Recommendation and/or terminate this Agreement in accordance with Section 8.1(h) would reasonably be likely to be inconsistent with its fiduciary duties under applicable Laws of the State of Israel (provided, however, that such determination in and of itself shall not constitute a Company Change of Recommendation, a violation of this Section 5.2 or a termination of this Agreement);

(iii)          the Company Board will have provided to Parent at least four Business Days’ prior written notice (the “Notice Period”) (A) that it has received a Superior Proposal that was not solicited in, or was otherwise the result of a, breach of this Section 5.2, (B) that it intends to make a Company Change of Recommendation and/or terminate this Agreement in accordance with Section 8.1(h) as a result of such Superior Proposal, and (C) specifying the material terms and conditions of such Superior Proposal, including the identity of the Person making such Superior Proposal and attaching the most current version of any written offer or proposed Contract relating thereto and, if the Company proposes to terminate this Agreement in accordance with Section 8.1(h), a copy of the proposed written, definitive acquisition agreement providing for the consummation of the transaction contemplated by such Superior Proposal (such acquisition agreement, a “Specified Definitive Acquisition Agreement”);

(iv)          during the Notice Period, if requested by Parent, the Company will have, and will have caused its legal and financial advisors to have, reasonably engaged in good faith negotiations with Parent and its Representatives regarding any amendment or amendments to this Agreement proposed in writing by Parent and intended to cause the relevant Acquisition Proposal to no longer constitute a Superior Proposal; and

(v)          the Company Board will have (A) considered in good faith any adjustments and/or proposed amendments to this Agreement (including a change to the price terms hereof) and the other agreements contemplated hereby that may be irrevocably offered in writing by Parent (the “Proposed Changed Terms”) no later than 11:59 p.m., New York City time, on the last day of the Notice Period and (B) determined in good faith that the Superior Proposal would continue to constitute a Superior Proposal if such Proposed Changed Terms were to be given effect and that the failure to make a Company Change of Recommendation or terminate this Agreement under Section 8.1(h) would reasonably be likely to be inconsistent with the fiduciary duties of the Company Board under applicable Laws of the State of Israel in light of such Superior Proposal.

In the event of any revisions to a Superior Proposal offered in writing by the Third Party making such Superior Proposal, the Company will be required to deliver a new written notice to Parent and to again comply with the requirements of this Section 5.2(e) with respect to such new written notice; provided, that the Notice Period shall instead end at 11:59 p.m., New York City time, on the second Business Day immediately following Parent’s receipt of such new written notice.

(f)          Notwithstanding anything to the contrary contained in Section 5.2(a), the Company Board may, at any time prior to the receipt of the Company Shareholder Approval, effect a Company Change of Recommendation in response to a Company Intervening Event solely to the extent and if and only if:

(i)          the Company Board (or any duly authorized committee thereof) will have determined in good faith, after consultation with its financial advisors and outside counsel, that the failure to make a Company Change of Recommendation would reasonably be likely to be inconsistent with the fiduciary duties of the Company Board under applicable Laws of the State of Israel (provided, however, that such determination in and of itself shall not constitute a Company Change of Recommendation, a violation of this Section 5.2 or a termination of this Agreement);

(ii)          the Company will have provided Parent with a written notice (a “Company Intervening Event Notice”) of such determination, stating that such notice constitutes a Company Intervening Event Notice, providing a description of the material facts and circumstances giving rise to a Company Intervening Event, and that the Company Board intends to effect a Company Change of Recommendation (provided, however, that the sole action of giving such Company Intervening Event Notice and of the Company Board authorizing and disclosing (to the extent legally required) such Company Intervening Event Notice shall not constitute a Company Change of Recommendation or a violation of this Section 5.2 or a termination of this Agreement); and

(iii)          during the period commencing on the date of Parent’s receipt of the Company Intervening Event Notice and ending at 11:59 p.m., New York City time, on the date that is the fifth Business Day thereafter, if requested by Parent, the Company will have, and will have caused its legal and financial advisors to have, reasonably engaged in good faith negotiations with Parent and its Representatives regarding any amendment or amendments to this Agreement and will have considered in good faith any proposals made by Parent, and after taking account of Parent’s proposals, if any, the Company Board again makes the determination set forth in Section 5.2(f)(i).

(g)       Nothing contained in this Section 5.2 will prohibit the Company Board from (i) disclosing to the Company Shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act or a position contemplated by Section 329 of the ICL or (ii) making any disclosure to the Company Shareholders if the Company Board (or any duly authorized committee thereof) determines in good faith, after consultation with outside counsel, that the failure to make such disclosure would reasonably be likely to be inconsistent with the fiduciary duties of the Company Board under applicable Laws of the State of Israel. The issuance by the Company or the Company Board of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, will not constitute a Company Change of Recommendation. Notwithstanding the foregoing, this Section 5.2(g) will not be deemed to permit the Company Board to make a Company Change of Recommendation or take any of the actions referred to in Section 5.2(b), except, in each case, to the extent expressly permitted by Section 5.2(e) or Section 5.2(f); provided, however, that, in the case of both clauses (i) and (ii) of the first sentence of this Section 5.2(g), any such disclosure, other than a “stop, look and listen” communication or similar communication of the type contemplated by such Rules 14d-9 and 14e-2(a) or any communication under applicable Laws of the State of Israel with substantially similar content, will be deemed to be a Company Change of Recommendation unless the Company Board expressly publicly reaffirms the Company Board Recommendation in such disclosure.

Section 5.3          Preparation of the Regulatory Filings; Company Special Meeting.

(a)          The Company will prepare and furnish to the SEC on Form 6-K a Proxy Statement as promptly as reasonably practicable following the date of this Agreement (and in any event no later than 35 calendar days following the date of this Agreement). At the Company’s sole discretion, the Proxy Statement may include in the agenda for the Company Special Meeting certain matters required to be included in the agenda for the Annual General Meeting of the Company Shareholders under the ICL to the extent (x) such matters are set forth on Section 5.3(a) of the Company Disclosure Letter or (y) Parent has provided its prior written consent to the inclusion of such matters (the matters contemplated by the immediately preceding clauses (x) and (y), the “Required AGM Matters”). For the avoidance of doubt, the approval of any or all of the Required AGM Matters will neither be a condition to, nor required in connection with, the approval of this Agreement and the Transactions or the consummation of the Transactions, including the Merger. Parent agrees to provide any information with respect to Parent, Merger Sub or their respective affiliates required to be included in the Proxy Statement under applicable Law. The Company will not include in the Proxy Statement any information with respect to Parent, Merger Sub or their respective affiliates, unless the form and content thereof have been consented to in writing by Parent prior to such inclusion. Prior to the filing, furnishing or mailing of the Proxy Statement, the Company will (i) provide Parent with a reasonable opportunity to review and comment on any drafts of the Proxy Statement, (ii) consider in good faith, and will not unreasonably refuse to include in such drafts, all comments proposed by Parent or its Representatives (provided, however, that the Company shall have no obligation to include any such comments to the extent that the Company determines in good faith, in consultation with its counsel, that including such comments would result in the Proxy Statement containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading), and (iii) to the extent reasonably practicable and not prohibited under applicable Law, permit Parent and its outside counsel to have a reasonable opportunity to participate in all communications, if any, with the SEC, Nasdaq or their respective staff, as applicable (including all meetings and telephone conferences) relating to this Agreement or any of the Transactions. Without limiting any of the foregoing, the Proxy Statement will not, without the prior written consent of Parent, submit for approval or consideration at the Company Special Meeting any proposal other than (A) the proposal for the Company Shareholder Approval and (B) a customary proposal regarding postponement or adjournment of the Company Special Meeting. Each Required AGM Matter will be submitted for approval as a separate and detached item from the proposal for the Company Shareholder Approval and will, in no event, be deemed to be included within the definition of “Company Shareholder Approval”. Unless the Company Board has effected a Company Change of Recommendation in compliance with this Agreement, including Section 5.2, the Company will (1) include in the Proxy Statement the Company Board Recommendation and a copy of each fairness opinion obtained by the Company Board in connection with the approval by the Company Board of this Agreement, the Merger and the other Transactions, (2) cause the Proxy Statement to be mailed or made available to Company Shareholders as promptly as reasonably practicable following its date of filing or being furnished to the SEC (and, in any event, no later than three Business Days following such date) and (3) solicit from Company Shareholders proxies in favor of the approval of this Agreement, the Merger and the other Transactions. Unless the Company Board has effected a Company Change of Recommendation in compliance with this Agreement, the Company will use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part to cause the Company Shareholder Approval to be received at the Company Special Meeting or any adjournment or postponement thereof.

(b)          Each of the Company, Parent and Merger Sub further agrees that all documents that such Party is responsible for furnishing to or filing with the SEC in connection with the Transactions, and any amendments or supplements thereto, when filed, furnished or distributed or disseminated, as applicable, will comply as to form and substance in all material respects with the applicable requirements of the SEC, the Securities Act and the Exchange Act, and in each case, the rules and regulations promulgated thereunder, the ICL and any other applicable Laws and the Company Charter Documents.

(c)          Without limiting the obligations set forth in Section 5.3(a), if, at any time prior to the receipt of the Company Shareholder Approval, the Company or Parent determines in its respective reasonable judgment that any information relating to the Company, the Parent or any of their respective affiliates should be set forth in an amendment of, or a supplement to, the Proxy Statement, so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company or Parent, as applicable, will promptly notify the other Party, and, after providing the other Party and its counsel reasonable opportunity to review such information and considering in good faith any comments from the Company or Parent, as applicable, or their respective counsel, the Company and Parent will cooperate in the prompt filing or furnishing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to the Company Shareholders.

(d)          The Company will, in accordance with applicable Law and the Company Charter Documents, and in reasonable consultation with Parent, establish a record date for, duly call, publish the notice of and schedule and convene the Company Special Meeting as soon as reasonably practicable after the date of this Agreement. The Company will comply with the notice requirements applicable to the Company in respect of the Company Special Meeting pursuant to the ICL and the Company Charter Documents. The Company will reasonably consult with Parent regarding the date of the Company Special Meeting, which, subject to the terms of the following sentence relating to postponement and adjournment thereof, will be held no later than 40 days following the date the Proxy Statement is furnished to the SEC. Notwithstanding the foregoing provisions of this Section 5.3(d), the Company will not adjourn, postpone or delay the Company Special Meeting without the prior written consent of Parent, except that it may do so, after reasonable consultation with Parent, if and only if: (i) there are holders of an insufficient number of Company Shares present or represented by a proxy at the Company Special Meeting to constitute a quorum at the Company Special Meeting; (ii) such adjournment, postponement, delay or cancellation is required by applicable Law or a request from the SEC or Nasdaq; or (iii) in the good faith judgment of the Company Board (after consultation with its outside legal advisors), the failure to adjourn, postpone or delay the Company Special Meeting would be reasonably likely to not allow sufficient time under applicable Law for the distribution or dissemination of any required or appropriate supplement or amendment to the Proxy Statement; provided, however, that, without the prior written consent of Parent, (A) no single such adjournment, postponement or delay will be for more than five Business Days and (B) in no event may the Company Special Meeting be postponed to later than the date that is ten Business Days after the date for which the Company Special Meeting was originally scheduled. In the event that the date of the Company Special Meeting as originally called is for any reason adjourned, postponed or otherwise delayed, the Company agrees that, unless Parent has otherwise approved in writing, it will use reasonable best efforts to implement such adjournment, postponement or other delay in such a way that the Company does not establish a new record date for the Company Special Meeting, as so adjourned, postponed or delayed, except as required by applicable Law. Without affecting the representations and warranties made in Section 4.5 and Section 4.6 above, (I) in the event that Parent or any Person listed in Section 320(c) of the ICL casts any votes in respect of the Merger, Parent will disclose to the Company its interest in the Company Shares so voted, and (II) at the Company Special Meeting, Parent and Merger Sub will disclose to the Company its interest in the Company Shares so voted and will cause any Company Shares owned by them and their affiliates (if any) to be voted in favor of the approval of the matters set forth on the agenda of the Company Special Meeting.

Section 5.4          Merger Proposal; Certificate of Merger.

(a)          Subject to the ICL, as promptly as reasonably practicable following the date hereof, the Company and Merger Sub, as applicable, will take the following actions within the timeframes set forth herein (provided, however, that any such actions or the timeframe for taking such actions will be subject to any amendment in the applicable provisions of the ICL (and in case of an amendment thereto, such amendment will automatically apply so as to amend this Section 5.4(a) accordingly)): (i) the Company and Merger Sub will cause a merger proposal (in the Hebrew language) (the “Merger Proposal”) to be prepared and executed in accordance with Section 316 of the ICL; (ii) the Company and Merger Sub will deliver the executed Merger Proposal to the Companies Registrar within three days from the calling of the Company Special Meeting; (iii) the Company and Merger Sub, as applicable, will cause a copy of the Merger Proposal to be delivered to their secured creditors, if any, no later than three days after the date on which the Merger Proposal is delivered to the Companies Registrar; (iv) promptly after the Company and Merger Sub, as applicable, will have complied with the preceding sentence and with clauses (v)(A) and (v)(B) of this Section 5.4(a), but in any event no more than three days following the date on which such notice was sent to the creditors, the Company and Merger Sub, as applicable, will inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors, if any, under Section 318 of the ICL; (v) each of the Company and, if applicable, Merger Sub, will: (A) publish a notice, with respect to subsection (x) to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, Company’s registered office or Merger Sub’s registered office, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (x) two daily Hebrew newspapers, on the day that the Merger Proposal is submitted to the Companies Registrar (or the day immediately thereafter), and (y) in a popular newspaper in New York as may be required by applicable Law, within three Business Days from the date of submitting the Merger Proposal to the Companies Registrar; (B) if applicable, within four Business Days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the Israeli Companies Regulations (Merger) 5760-2000 promulgated under the ICL) that the Company or Merger Sub, as applicable, is aware of, in which it will state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in the immediately preceding clause (A); and (C) send to the Company’s “employees committee” (Va’ad Ovdim) or display in a prominent place at the Company’s premises a copy of the notice published in a daily Hebrew newspaper (as referred to in clause (v)(A)(x) of this Section 5.4(a)), no later than three Business Days following the day on which the Merger Proposal was submitted to the Companies Registrar; (vi) not later than three days after the date on which the Company Shareholder Approval is received, the Company will (in accordance with Section 317(b) of ICL and the regulations thereunder) inform the Companies Registrar of such approval; and (vii) subject to the satisfaction or waiver of the last of the conditions set forth in Article VII to be satisfied or (to the extent permitted) waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted) waiver of such conditions at the Closing), in accordance with the customary practice of the Companies Registrar, the Company and Merger Sub will request that the Companies Registrar declare the Merger effective and issue the Certificate of Merger upon such date, which in no event will be prior to the lapse of 50 days from the filing of the Merger Proposal with the Companies Registrar and 30 days from the date the Company Shareholder Approval is received, as the Company and Merger Sub will advise the Companies Registrar. For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the Parties that the Merger will be declared effective and the Certificate of Merger will be issued on the Closing Date, as a condition to the Closing taking place. For purposes of this Section 5.4(a), “Business Day” will have the meaning set forth in the Israeli Companies Regulations (Merger) 5760-2000 promulgated under the ICL.

(b)          The sole shareholder of Merger Sub has approved the Merger. No later than three days after the date of such approval, Merger Sub will (in accordance with Section 317(b) of the ICL and the regulations thereunder) inform the Companies Registrar of such approval.

Section 5.5          Employee Matters.

(a)          Following the Effective Time and until the first anniversary of the Closing Date (or, if earlier, until the date of termination of employment of the relevant Continuing Employee), Parent shall, or shall cause one of its Subsidiaries (including the Surviving Company) to, provide to each person employed by the Company or any Company Subsidiary as of immediately prior to the Effective Time who, as of the Effective Time, continued his or her employment with Parent or any of its Subsidiaries (including the Surviving Company) (each, a “Continuing Employee”) with (i) an annual base salary or hourly wage rate (as applicable), that is not less than the annual base salary or hourly wage rate (as applicable) provided to such Continuing Employee immediately prior to the Effective Time and (ii) target bonus opportunities and other employee benefits (excluding equity and equity-based compensation) that are substantially comparable in the aggregate to the target bonus opportunities and employee benefits (excluding equity and equity-based compensation) provided to such Continuing Employees immediately prior to the Effective Time.

(b)          With respect to employee benefit plans (excluding defined benefit pension benefit plans and retiree medical) maintained by Parent or any of its Subsidiaries, including the Surviving Company (including any vacation, paid time-off and severance plans) (collectively, the “New Plans”), Parent shall, or shall cause its Subsidiaries (including the Surviving Company) to, use commercially reasonable efforts to, for all purposes, including determining eligibility to participate, level of benefits, vesting, benefit accruals and early retirement subsidies, treat each Continuing Employee’s service with the Company or any Company Subsidiary (or any predecessor entities), as reflected in the Company’s records and to the same extent such service was recognized by the Company, as service with Parent or any Subsidiary thereof, including the Surviving Company; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

(c)          Parent shall, or shall cause its Subsidiaries (including the Surviving Company) to, use reasonable best efforts to waive, or cause to be waived, any pre-existing condition limitations, exclusions, evidence of insurability, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent or any of its Subsidiaries (including the Surviving Company) in which Continuing Employees (and their eligible dependents) will be eligible to participate as of the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Plan immediately prior to the Effective Time (such plans, collectively, the “Old Plans”). Parent shall, or shall cause its Subsidiaries (including the Surviving Company) to, use reasonable best efforts to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each participant in an applicable Old Plan (including his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co- payment limitations under the relevant welfare benefit plans in which such Continuing Employee (and his or her eligible dependents) will be eligible to participate from and after the Effective Time.

(d)          Any vacation or paid time off that is accrued but unused by a Continuing Employee as of immediately prior to the Effective Time shall be credited to such Continuing Employee following the Effective Time; provided, however, that, such accrued but unused vacation or paid time off shall be subject to accrual limits or other forfeiture and may only be used by the applicable Continuing Employee, in each case, in accordance with the terms of the vacation and paid time off policies of Parent and its Subsidiaries as may be in effect from time to time following the Effective Time.

(e)          With respect to any Continuing Employee whose employment is terminated by Parent or any of its Subsidiaries or who resigns from employment with Parent or any of its Subsidiaries during the 12-month period commencing on the Closing Date, Parent shall provide, or shall cause its applicable Subsidiary to provide, severance payments and benefits to such Continuing Employee, which shall be equal to the severance payments and benefits payable to the Continuing Employee upon such termination or resignation, if any, under the Company Plan providing for severance benefits to such Continuing Employee as in effect as of the date hereof; provided, however, that Parent’s obligation to provide such Continuing Employee with such severance payments and benefits shall be subject to (x) such Continuing Employee’s timely execution, delivery and non-revocation of a general release in favor of Parent and its Subsidiaries and (y) to the extent applicable, such Continuing Employee’s Waiver Agreement.

(f)          Nothing in this Section 5.5 will be construed as the establishment of, an amendment of, or undertaking to amend, any Company Plan or New Plan or to prevent the amendment or termination of any Company Plan or New Plan in accordance with its terms. Nothing in this Section 5.5 shall limit the right of Parent, the Surviving Company or any of their respective Subsidiaries to terminate the employment of any Continuing Employee at any time, for any or no reason. The provisions of this Section 5.5 are solely for the benefit of the parties to this Agreement, and no current or former director, officer, employee, other service provider or independent contractor or any other person shall be a third party beneficiary of this Agreement or have any rights or remedies under this Agreement. Nothing herein shall be construed as the establishment of, termination of or an amendment to any Company Plan or New Plan or other compensation or benefit plan or arrangement for any purpose.

ARTICLE VI.
ADDITIONAL AGREEMENTS

Section 6.1          Access; Confidentiality; Certain Notices.

(a)          From the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1, to the extent permitted by applicable Law, the Company will, and will cause each of the Company Subsidiaries to (i) afford to Parent, Merger Sub and their respective Representatives reasonable access, during normal business hours and upon reasonable advance notice, to all of their properties, offices, books, Contracts, commitments, personnel and records, and (ii) furnish to Parent, Merger Sub and their respective Representatives all existing information (financial or otherwise) concerning its business, properties and personnel as Parent, Merger Sub and their respective Representatives may reasonably request in order to consummate the Merger; provided, however, that Parent and its Representatives shall use reasonable efforts to conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company. Notwithstanding the foregoing, the Company will not be required by this Section 6.1 to provide Parent, Merger Sub or their respective Representatives with access to or to disclose information that (i) is subject to any attorney client or attorney work product or other legal privilege, (ii) would result in the disclosure of any Trade Secrets of third parties or otherwise breach, contravene or violate any confidentiality obligations of the Company or a Company Subsidiary pursuant to an effective Contract existing prior to the date of this Agreement to which the Company or such Company Subsidiary is a party or (iii) would reasonably be expected to breach, contravene or violate any applicable Law; provided, however, that, in the case of clause (i), (ii) or (iii), the Company will inform Parent and Merger Sub of the general nature of the document or information being withheld and reasonably cooperate with Parent and Merger Sub to provide for substitute disclosures. The Confidentiality Agreement will apply to any non-public information furnished under this Section 6.1 or Section 6.2.

(b)          The Company will, and will cause the Company Subsidiaries and its and their respective employees to and will direct other Representatives to, (i) (A) engage at Parent’s cost, or assist Parent with engaging, a third-party service provider to conduct a scan of all Company Source Code, including to identify and report on the use of Open Source Software in connection therewith (such scan, a “Source Code Scan”), and (B) provide Parent with a copy of any report detailing such third-party service provider’s findings of the Source Code Scan promptly following receipt of such report or authorize the direct sharing of such findings with Parent and (ii) assist Parent and its Representatives, including any qualified third-party security service provider engaged by Parent, with conducting reasonable security assessments and testing of the Company IT Systems and the security program and controls of the Company and Company Subsidiaries, including through audits, penetration testing, vulnerability scanning, or reviews of any applicable tools, Company Products, policies and Contracts.

(c)          The Company will give prompt notice to Parent, and Parent will give prompt notice to the Company, (i) of any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement or the Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, (ii) of any Action commenced or, to the Knowledge of the Company or the Knowledge of Parent, threatened in writing against, the Company or any Company Subsidiary or otherwise relating to, involving or affecting the Company or any Company Subsidiary, in each case in connection with or arising from or otherwise relating to the Transactions, and (iii) upon becoming aware of the occurrence or impending occurrence of any event or circumstance which would reasonably be expected, individually or in the aggregate, to result in the failure to be satisfied of any of the conditions to the other Party’s obligation to effect the Merger or that would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions; provided, however, that the delivery of any notice pursuant to this Section 6.1(c) will not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any Party. The failure to deliver any such notice will not affect any of the conditions set forth in Article VII or give rise to any right to terminate this Agreement under Article VIII.

Section 6.2          Appropriate Action; Consents; Filings.

(a)          Subject to the terms and conditions of this Agreement, including, without limitation, Section 6.2(f) and Section 6.2(g), each Party will use its reasonable best efforts to (i) take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to cause the conditions to Closing to be satisfied as promptly as reasonably practicable (and in any event no later than the Outside Date (as defined below) (as the same may be extended)) and to consummate and make effective the Merger and the other Transactions as soon as practicable after the date of this Agreement, including preparing and filing, in consultation with the other Party and as promptly as reasonably practicable and advisable after the date of this Agreement, all documentation to effect all necessary (or advisable, in Parent’s sole discretion) applications, notices, petitions, filings, registrations, notifications, statements, submissions of information and other documents (including any required (or recommended, Parent’s sole discretion) filings under applicable Laws); (ii) obtain as promptly as reasonably practicable (and in any event no later than the Outside Date (as the same may be extended)) all waiting period expirations or terminations, approvals, Consents, clearances, registrations, Permits and authorizations necessary or advisable to be obtained from any Governmental Authority in order to consummate the Merger or any of the other Transactions; and (iii) obtain all necessary Consents, approvals or waivers from third parties in connection with the Merger and the other Transactions. In furtherance and not in limitation of the foregoing, each Party agrees (x) to make all necessary applications, notices, petitions and filings required with respect to this Agreement or the Transactions in connection with (A) the pre-merger notification under the HSR Act as promptly as reasonably practicable but in no case later than ten Business Days after execution of this Agreement and (B) the pre-merger notification to any Specified Antitrust Authority (other than in the United States), if any, as promptly as reasonably practicable after the execution of this Agreement (in each case, unless another date is mutually agreed between the Parties), or where the ability to control timing of the application, notice, petition or filing is not within the control of the submitting Party, commence pre-submission consultation procedures for, any applications notices, petitions or filings with the Specified Antitrust Authorities, and (y) to promptly determine whether any other filings are required to be made with, and whether any other Consents, approvals, Permits or authorizations are required to be obtained from, any Governmental Authority under any other applicable Law in connection with the Transactions, and if so, to prepare and file any such filings and to seek any such other Consents, approvals, Permits or authorizations (the filings described in the foregoing clauses (i) through (ii), collectively, “Regulatory Filings”).

(b)          Subject to Section 6.2(f) and Section 6.2(g), in connection with, and without limiting, the efforts or the obligations of the Parties under Section 6.2(a), each of Parent and the Company will, to the extent permitted by applicable Law and not prohibited by the applicable Governmental Authority and subject to all applicable privileges (including the attorney client privilege), (i) cooperate and coordinate with the other in the making of Regulatory Filings (and, to the extent permitted by applicable Law and subject to the provisions of Section 6.1(c), the Company will provide copies, or portions thereof, of all such documents to Parent prior to filing and consider all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation, request or other inquiry of any Governmental Authority under any applicable Law with respect to any such filing, (ii) supply outside counsel for the other Party with any information and reasonable assistance that may be required or reasonably requested in connection with the making of such filings, (iii) supply, during the relevant waiting periods, any additional or supplemental information that may be required or reasonably requested by the Federal Trade Commission (the “FTC”), the DOJ, and the relevant Governmental Authorities of any applicable jurisdiction in which any such filing is made under any other applicable Law and (iv) use reasonable best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to obtain the expiration or termination of the applicable waiting periods (and any extension thereof) or of the required approvals (the “Antitrust Approvals”) under the HSR Act, or any other Antitrust Law, in each case, as promptly as reasonably practicable, and to avoid any impediment to the consummation of the Transactions, including the Merger, under any applicable Law, including using reasonable best efforts to take all such action as reasonably may be necessary to resolve such objections, if any, as the FTC, the DOJ, or any other Governmental Authority may assert under Antitrust Laws with respect to the Merger or the other Transactions.

(c)          Promptly following the Closing, the Parent will cause the Surviving Company to deliver to the IIA the IIA Notice and IIA Undertaking executed by the Parent and/or its affiliates.

(d)          Each of Parent and Merger Sub (and their respective affiliates, if applicable), on the one hand, and the Company (and the Company Subsidiaries, if applicable), on the other hand, will, to the extent practicable and unless prohibited by applicable Law or by the applicable Governmental Authority and subject to all applicable privileges (including the attorney client privilege), promptly inform outside counsel for the other Party of any material communication from any Governmental Authority regarding any of the Transactions in connection with any Regulatory Filings or investigations with, by or before any Governmental Authority relating to this Agreement or the Transactions, including any Actions initiated by a private party. If any Party or Subsidiary or other affiliate thereof shall receive a request for additional information or documentary material from any Governmental Authority with respect to a Regulatory Filing, then such Party shall use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable, an appropriate response in compliance with such request. In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by applicable Law or by the applicable Governmental Authority, the Parties will (i) give each other reasonable advance notice of all meetings with any Governmental Authority relating to the Merger or any other Transactions, (ii) give each other’s outside counsel an opportunity to participate in each of such meetings, (iii) keep each other reasonably apprised with respect to any material communications with any Governmental Authority regarding the Merger or any other Transactions, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Merger or any other Transactions, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Authority, (v) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of each other with respect to, all material written communications (including joint applications, analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Authority regarding the Merger or any other Transactions and (vi) provide each other (or its counsel, as appropriate) with copies of all material written communications to or from any Governmental Authority relating to the Merger or any other Transactions. Subject to applicable Law relating to the exchange of information, Parent (in good faith consultation with the Company and after due consideration of the Company’s reasonable suggestions) will have the right (A) to direct all matters with any Governmental Authority relating to the Transactions and (B) to review in advance, and direct the revision of, any filing, application, notification or other document to be submitted by the Company to any Governmental Authority under any Antitrust Law. The Company will not proffer, make proposals, negotiate, execute, carry out or submit to any agreements or Orders with any Governmental Authority in connection with the Transactions without mutual agreement to take such action between Parent and the Company and any such action will be conditioned on the consummation of the Transactions.

(e)          Any disclosures, rights to participate or provisions of information by one Party to the other under this Section 6.2 may be made on a counsel-only basis to the extent required under applicable Law.

(f)          For the avoidance of doubt and notwithstanding anything to the contrary in this Agreement, including in the foregoing provisions of this Section 6.2, in no event will Parent or any of its Subsidiaries or other affiliates be obligated to (i) propose, negotiate, agree or commit to, effect or undertake (A) any action that materially limits the freedom of action with respect to the business conduct of, or the ability to operate any of the businesses, product lines or assets of, Parent or any of its Subsidiaries, (B) any sale, divestiture, transfer, license, disposition or hold separate (through the establishment of a trust or otherwise) of any assets, properties or businesses of Parent or any of its Subsidiaries; or (C) any action that could, individually or in the aggregate, reasonably be anticipated to have a material adverse impact on the business or financial condition of Parent or any of its Subsidiaries, including, following the Merger, the Surviving Company, or (ii) commence or participate in any lawsuit or other Action, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or any of the other Transactions.

(g)          Notwithstanding anything to the contrary in this Section 6.2, neither Parent or Merger Sub, on the one hand, nor the Company, on the other hand, will be required to (and the Company will not, without Parent’s prior written consent) agree to any term or take or omit to take any action in connection with obtaining the Antitrust Approvals that is not conditioned upon the consummation of the Merger and the other Transactions.

(h)          From and after the date of this Agreement until the earlier of the Effective Time or on the date, if any, on which this Agreement is terminated in accordance with Section 8.1, neither Parent or Merger Sub, on the one hand, nor the Company, on the other hand, shall take, directly or indirectly, through one or more of their respective affiliates or otherwise, any action, including acquiring or making any investment in any Person or any division or assets thereof, if such action would have the effect of preventing or causing a material delay in the satisfaction of the condition to Closing contained in Section 7.1(b) or Section 7.1(c) or the consummation of the Merger or the other Transactions.

(i)          Parent and the Company will each be responsible for and timely pay 50% of the filing fees associated with the HSR Act filings and any other filings made pursuant to any other Antitrust Law.

Section 6.3           Publicity. So long as this Agreement is in effect, Parent and Merger Sub, on the one hand, and the Company, on the other hand, will not issue any press release or make any public statement with respect to this Agreement, the Merger or the other Transactions without the prior written consent of the other Party (which consent will not be unreasonably withheld, conditioned or delayed), except (a) as may be required by applicable Law or the rules or regulations of Nasdaq, NYSE or Governmental Authority to which the relevant Party is subject, in which case the Party required to make the release or announcement will use its commercially reasonable efforts to allow each other Party reasonable time to comment on such release or announcement in advance of such issuance and consider in good faith all reasonable additions, deletions or changes suggested by the other Party, or (b) with respect to any press release or other public statement by the Company permitted by Section 5.2. The press release announcing the execution and delivery of this Agreement will be a joint release of, and will not be issued prior to the approval of each of, Parent and the Company. Notwithstanding the foregoing provisions of this Section 6.3, (i) Parent and the Company may make press releases and other public announcements concerning this Agreement or the Transactions that consist solely of information previously disclosed in previous press releases and other public announcements made by Parent and/or the Company in compliance with this Section 6.3, (ii) Parent and the Company may make public statements in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements (x) consist solely of information previously disclosed in previous press releases, public disclosures or public statements made by the Company or Parent in compliance with this Section 6.3 and (y) do not reveal non-public information regarding the other Parties, this Agreement or the Transactions, (iii) the Company shall not be required to provide any review or comment to Parent regarding any statement, release or disclosure made by the Company or its Representatives that does not reveal non-public information regarding the Parties, this Agreement or the Transactions in response to or in connection with the receipt and existence of an Acquisition Proposal, the consideration of making a Company Change of Recommendation or any matters related thereto, and (iv) Parent shall not be required to provide any review or comment to the Company regarding any statement, release or disclosure made by the Parent or its Representatives that does not reveal non-public information regarding the Company or the Company Subsidiaries, this Agreement or the Transactions in response to or in connection with the Company’s receipt and existence of, or disclosure in relation to, an Acquisition Proposal, or any matters related thereto. As promptly as practicable after the date of this Agreement, the Company will file a report on Form 6-K with the SEC attaching such joint press release and a copy of this Agreement as exhibits.

Section 6.4          Directors’ and Officers’ Insurance and Indemnification.

(a)          For a period of seven years from and after the Effective Time, Parent will cause the Surviving Company to fulfill and honor in all respects the obligations of the Company pursuant to any indemnification and exculpation, including advancements of expenses, provisions under the Company Charter Documents and policies and any indemnification agreement between the Company, on the one hand, and any of its current or former directors and officers (collectively, the “Covered Persons”), on the other hand, in each case, (x) as in effect on the date hereof and (y) to the extent set forth on Section 6.4 of the Company Disclosure Letter. with respect to acts or omissions by them in their capacities as such at any time at or prior to the Effective Time to the extent permitted by Law (subject to the limitations set forth in Sections 259(b), 263 and 264 of the ICL).

(b)          Prior to the Closing, the Company will obtain a prepaid “tail” directors’ and officers’ liability insurance policy covering acts or omissions occurring prior to the Closing Date with respect to those Persons who are currently covered by the Company’s or of any Company Subsidiary’s directors’ and officers’ liability insurance policy on terms with respect to such coverage and amount no less favorable in the aggregate to the Company’s or of any Company Subsidiary’s directors and officers currently covered by such insurance than those of such policy in effect on the date hereof; provided, however, that such “tail” policy will (x) provide such coverage for seven years from the Closing Date, (y) be obtained, in consultation with Parent, from the Company’s or Parent’s current insurance company or another reputable insurance company reasonably satisfactory to Parent and (z) not have an annual premium in excess of 200% of the last annual premium paid for such a policy by the Company prior to the Closing.

(c)          This Section 6.4 (i) will survive the consummation of the Merger and the Effective Time, is intended to benefit and may be enforced by the Covered Persons, (ii) will be binding on all successors and assigns of Parent and the Surviving Company, and (iii) will not be terminated or modified in any manner that is adverse to the Covered Persons (and their respective successors and assigns). In the event that Parent or the Surviving Company (i) consolidates with or merges into any other Person and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision will be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, will assume the obligations set forth in this Section 6.4.

Section 6.5           Takeover Statutes. The Company and Company Board will (a) take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, take all action necessary so that the Merger and the other Transactions may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Merger and the other Transactions.

Section 6.6           Obligations of Merger Sub and Surviving Company. Parent will take all action necessary to cause Merger Sub and the Surviving Company to perform the respective obligations of Merger Sub and the Surviving Company under this Agreement upon the terms and subject to the conditions set forth in this Agreement.

Section 6.7          Delisting; Transition Period Reports.

(a)          The Company will cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all actions reasonably necessary, proper or advisable on its part pursuant to applicable Law and the rules and regulations of Nasdaq to cause the Company Shares to be delisted from Nasdaq as promptly as practicable following the Effective Time and deregistered under the Exchange Act as promptly as practicable following such delisting; provided, however, that such delisting and deregistration shall not be effective until as of the Effective Time or as promptly as practicable thereafter.

(b)          If (i) the Company is required or reasonably expected to be required to file with or furnish to the SEC any reports pursuant to the Exchange Act following the date hereof and prior to the Effective Time (other than any report relating to any Acquisition Proposal or Company Change of Recommendation) or (ii) the Surviving Company is required or reasonably expected to be required to file with or furnish to the SEC any reports pursuant to the Exchange Act within ten Business Days after the Effective Time (other than any reports relating to this Agreement, the Merger or any of the other Transactions), then the Company will provide to Parent a substantially final draft of each such report and a fully executed version of each certification required to be filed with such report (each report, together with any certifications to be filed therewith and any information incorporated by reference therein, a “Transition Period Report”) as soon as reasonably practicable prior to the filing or furnishing date of such Transition Period Reports (and, in any event, at least ten Business Days prior to the filing of the Company’s Annual Report on Form 20-F and at least seven Business Days with respect to the filing or furnishing of the Company’s reports on Form 6-K (unless otherwise agreed by Parent)). The Company will give due consideration in good faith to all reasonable comments provided by Parent with respect to each Transition Period Report to be filed with or furnished to the SEC. The Company will use reasonable best efforts to timely file or furnish to the SEC each Transition Period Report.

Section 6.8          Transaction Litigation. The Company will give Parent reasonable opportunity (at Parent’s sole cost and expense) to participate in the Company’s defense or settlement of any shareholder litigation against the Company, any Company Subsidiary and/or their respective directors and officers relating to this Agreement and/or the Transactions, including the Merger. To the extent practicable and legally permissible, the Company will promptly notify Parent of any such litigation and will keep Parent reasonably and promptly informed with respect to the status thereof. Prior to the earlier of the Effective Time and the termination of this Agreement in accordance with Section 8.1, the Company will not settle or offer to settle any such litigation commenced after the date of this Agreement against the Company or its directors, executive officers or similar Persons by any Company Shareholder relating to this Agreement and/or the Transactions without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed to the extent such settlement or offer to settle would not have a material adverse impact on Parent, the Surviving Company or any of their respective affiliates following the Effective Time).

Section 6.9           Control of Operations. Without limiting any Party’s rights or obligations set forth in this Agreement, the Parties understand and agree that (a) nothing contained in this Agreement will give Parent or the Company, directly or indirectly, the right to control or direct the other Party’s operations prior to the Effective Time and (b) prior to the Effective Time, each of Parent and the Company will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 6.10          Tax Rulings.

(a)          As soon as practicable after the date of this Agreement (but, in any event, no later than 15 Business Days following the date of this Agreement), the Company will instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for a ruling (which will be approved by Parent or its Israeli counsel prior to its submission and which approval will not be unreasonably withheld, conditioned or delayed) confirming that (i) the cancellation and exchange of the Section 102 Awards in accordance with Section 2.3(a) and Section 2.3(b), and conversion of the Section 102 Shares in accordance with Section 2.1(a) will not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Ordinance) so long as the consideration payable under Section 2.3(a)(i), Section 2.3(a)(ii), Section 2.3(b)(i) and Section 2.3(b)(iv), and the Per Share Merger Consideration are deposited with the 102 Trustee until the end of the respective holding period, and (ii) the deposit of the consideration payable under Section 2.3(a)(i), Section 2.3(a)(ii), Section 2.3(b)(i), and Section 2.3(b)(iv), and the Per Share Merger Consideration with the Exchange Agent and the 102 Trustee will not be subject to any withholding obligation, and such ruling may provide other withholding instructions to the Exchange Agent and Israeli Withholding Agent with respect thereto (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Options Tax Ruling”). The Company will include in the request for the Options Tax Ruling a request to exempt Parent, the Surviving Company, the Exchange Agent and their respective agents from any withholding obligation in relation to any payments made with respect to any Section 102 Awards, Section 102 Shares or Section 3(i) Awards. If the Options Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, the Company will seek to obtain prior to the Closing an interim tax ruling confirming, among other things, that Parent and any Person acting on its behalf (including the Exchange Agent) will be exempt from Israeli withholding Tax in relation to any payments made with respect to any Company Options, Section 102 Shares or Company RSU Awards (whether or not subject to Section 102 of the Ordinance) to the Exchange Agent, the 102 Trustee or the Company in connection with the Merger (the “Interim Options Tax Ruling”). To the extent that prior to the Closing an Interim Options Tax Ruling will have been obtained, then all references in this Agreement to the Options Tax Ruling will be deemed to refer to such Interim Options Tax Ruling, until such time that a final definitive Options Tax Ruling is obtained. The Company will use reasonable best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Options Tax Ruling prior to the Closing. For the avoidance of doubt, obtaining the Interim Options Tax Ruling or the Options Tax Ruling prior to the Closing is not a condition to the Closing.

(b)          As soon as practicable following the date of this Agreement, the Company will instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA an application for a ruling (which will be approved by Parent or its Israeli counsel prior to its submission and which approval will not be unreasonably withheld, conditioned or delayed) that: (i) with respect to holders of Company Shares that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempting Parent, the Exchange Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Per Share Merger Consideration (other than the Company Shares subject to Section 102 of the Ordinance), or clarifying that no such obligation exists, or (B) clearly instructing Parent, the Exchange Agent, the Surviving Company and their respective agents on how such withholding at the source is to be implemented, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non-Israeli residents; (ii) with respect to holders of Company Shares that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (other than the Company Shares subject to Section 102 of the Ordinance) (x) exempting Parent, the Exchange Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Per Share Merger Consideration, or clarifying that no such obligation exists, or (y) clearly instructing Parent, the Exchange Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied; and (iii) and with respect to holders of Company Options and Company RSU Awards which are not Section 102 Awards, that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempting Parent, the Exchange Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Option Consideration and Cashed-Out RSU Consideration, as applicable, or clarifying that no such obligation exists, or (B) instructing Parent, the Exchange Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, the rate or rates of withholding to be applied and how to identify any such non-Israeli residents (the “Withholding Tax Ruling” and, together with the Options Tax Ruling and the Interim Options Tax Ruling, the “Tax Rulings” ). The Company will use reasonable best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Withholding Tax Ruling prior to the Closing. For the avoidance of doubt, obtaining the Withholding Tax Ruling prior to the Closing is not a condition to the Closing.

(c)          Without limiting the generality of Section 6.10(a) and Section 6.10(b), each of the Company and Parent will direct their respective Israeli counsel, advisors and accountants to coordinate all material activities, and to cooperate with each other, with respect to the preparation and filing of any application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Options Tax Ruling (including the Interim Options Tax Ruling) and the Withholding Tax Ruling. The applications for, and the final texts of, the Interim Options Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling will be subject to the prior written confirmation of Parent or its counsel (which confirmation shall not be unreasonably withheld, conditioned, or delayed). In the event that the Interim Options Tax Ruling, the Options Tax Ruling or the Withholding Tax Ruling has not been obtained in accordance with the terms of this Section 6.10, Parent may make such payments and withhold any applicable Taxes in accordance with Article II.

Section 6.11           Resignations. The Company will use reasonable best efforts to cause each member of the Company Board and of each governing body of a Company Subsidiary and, to the extent an officer of the Company and/or a Company Subsidiary is not designated by Parent as an officer of the Surviving Company in accordance with Section 1.6, each such officer of the Company and/or a Company Subsidiary to execute written resignations, in form and substance satisfactory to Parent, effective as of and conditioned upon the Effective Time (the “Resignations”), and the Company will use reasonable best efforts to deliver true, correct and complete copies of such executed Resignations to Parent prior to the Effective Time.

Section 6.12           SVB Credit Facility. The Company will use commercially reasonable efforts to deliver evidence of the termination of that certain Loan and Security Agreement, dated as of August 12, 2021, by and among Silicon Valley Bank, the Company and WalkMe, Inc. (the “SVB Credit Facility”) to Parent prior to the Effective Time (it being understood that (x) promptly following such termination (and, in any event, prior to the Effective Time), any Liens or other security interests created or perfected in connection with the SVB Credit Facility will be terminated and released in all respects and evidence of such termination and release will be delivered to Parent as promptly as practicable thereafter, (y) following such termination, none of the Company, any Company Subsidiary or any affiliate thereof will have any obligations under the SVB Credit Facility and (z) such termination may be effective as of and conditioned upon the Effective Time).

Section 6.13           Japanese JV. Effective as of and conditioned upon the Effective Time, the Company will exercise the call option set forth in Section 3.5(b) of the Japanese JV Agreement (the “Japanese JV Call Option”). In connection with the exercise of the Japanese JV Call Option, the Company will use commercially reasonable efforts to have each equityholder and optionholder of the Japanese JV (other than the Company) execute a release in form and substance reasonably acceptable to Parent and will deliver such releases (to the extent obtained prior to Closing) to Parent as soon as practicable thereafter. Parent shall be responsible for all costs and expenses associated with exercising the Japanese JV Call Option.

Section 6.14           Waiver Agreements. The Company will cause each Waiver Agreement, which will not, without the prior written consent of Parent, be amended or modified in any respect after delivery thereof to Parent concurrently with the execution of this Agreement, to remain in full force and effect from and after the date hereof.

ARTICLE VII.

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 7.1            Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to consummate the Transactions will be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by each or any of Parent, Merger Sub or the Company, as the case may be, to the extent permitted by applicable Law:

(a)          Shareholder Approval. The Company Shareholder Approval will have been obtained.

(b)          No Restraints. No Governmental Authority of competent jurisdiction will have issued an Adverse Law or Order restraining, enjoining or otherwise prohibiting the consummation of the Merger that is continuing and remains in effect.

(c)          Required Clearances. (i) Any applicable waiting period (or extension thereof) relating to the Merger under the HSR Act will have expired or been earlier terminated and (ii) any waiting period, clearance, waiver or affirmative approval of a Governmental Authority set forth on Section 7.1(c) of the Company Disclosure Letter will have been obtained and remain in effect and any waiting period related thereto will have expired; and

(d)          Statutory Waiting Period. (i) At least 50 days will have elapsed after the filing of the Merger Proposal with the Companies Registrar, and (ii) at least 30 days will have elapsed after the Company Shareholder Approval has been obtained.

Section 7.2          Conditions to Obligations of Parent and Merger Sub. The respective obligations of Parent and Merger Sub to consummate the Transactions are further subject to the satisfaction (or waiver in writing by Parent and Merger Sub, as applicable) at or prior to the Effective Time of each of the following additional conditions:

(a)        Representations and Warranties. Each representation and warranty of the Company (i) contained in Section 3.1 (Corporate Organization; Subsidiaries), Section 3.4 (Authority; Execution and Delivery; Enforceability), Section 3.21 (Brokers and Expenses), Section 3.22 (Takeover Statutes), Section 3.24 (Vote Required) and Section 3.25 (Opinion of Financial Advisors) will be, if qualified by materiality or “Company Material Adverse Effect”, true and correct in all respects, and, if not qualified by materiality or “Company Material Adverse Effect”, true and correct in all material respects at and as of the Closing Date as though made on the Closing Date (except for representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time)); (ii) contained in Section 3.9(c) (Absence of Certain Changes or Events) will be true and correct in all respects at and as of the Closing Date as though made on the Closing Date, (iii) contained in Section 3.3(c) (Capitalization) will be true and correct in all respects (other than de minimis inaccuracies) at and as of the Closing Date as though made on the Closing Date (except for representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time)), and (iv) otherwise set forth in Article III, without giving effect to any qualifications as to materiality or Company Material Adverse Effect or other similar qualifications contained therein, will be true and correct at and as of the Closing Date as though made on the Closing Date (except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time)), except as has not had and would not reasonably be expected to have, individually or in the aggregate with all other failures to be true or correct, a Company Material Adverse Effect;

(b)          Covenants. The Company will have complied with or performed, in all material respects, the covenants, obligations and agreements of the Company under this Agreement to be complied with or performed by it on or prior to the Effective Time;

(c)          Company Material Adverse Effect. No Company Material Adverse Effect will have occurred since the date of this Agreement that is continuing; and

(d)          Certificate. The Company will have furnished Parent with a certificate, dated as of the Closing Date and signed by the chief executive officer or chief financial officer of the Company, certifying to the effect that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.

Section 7.3           Conditions to Obligations of the Company. The obligations of the Company to consummate the Transactions are further subject to the satisfaction (or waiver in writing by the Company) at or prior to the Effective Time of each of the following additional conditions:

(a)          Representations and Warranties. Each representation and warranty of Parent and Merger Sub (i) contained in Section 4.1 (Corporate Organization), Section 4.2 (Authority; Execution and Delivery; Enforceability), Section 4.8 (Sufficient Funds) and Section 4.9 (Brokers and Expenses) will be, if qualified by materiality or “Parent Material Adverse Effect”, true and correct in all respects, and, if not qualified by materiality or “Company Material Adverse Effect”, true and correct in all material respects at and as of the Closing Date as though made on the Closing Date (except for representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time)); and (ii) otherwise set forth in Article IV, without giving effect to any qualifications as to materiality or Parent Material Adverse Effect or other similar qualifications contained therein, will be true and correct at and as of the Closing Date as though made on the Closing Date (except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time)), except as has not had and would not reasonably be expected to have, individually or in the aggregate with all other failures to be true or correct, a Parent Material Adverse Effect;

(b)          Covenants. Parent and Merger Sub will have complied with or performed, in all material respects, the respective covenants, obligations and agreements of Parent and Merger Sub under this Agreement to be complied with or performed by them on or prior to the Closing Date; and

(c)          Certificate. Parent will have furnished the Company with a certificate, dated as of the Closing Date and signed by an executive officer of Parent, certifying to the effect that the conditions set forth in Section 7.3(a) and (b) have been satisfied.

Section 7.4  Frustration of Closing Conditions. Neither Parent nor Merger Sub may rely on the failure of any condition set forth in Section 7.1 or Section 7.2 to be satisfied if such failure was primarily caused by the failure of Parent or Merger Sub to perform any of their respective material obligations under this Agreement. The Company may not rely on the failure of any condition set forth in Section 7.1 or Section 7.3 to be satisfied if such failure was primarily caused by the failure of the Company to perform any of its material obligations under this Agreement.

ARTICLE VIII.

TERMINATION

Section 8.1            Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, notwithstanding receipt of the Company Shareholder Approval (except as otherwise provided below) as follows:

(a)	by mutual written consent of Parent and the Company;

(b)          by either the Company or Parent, if a Governmental Authority of competent jurisdiction has issued a final and non-appealable Adverse Law or Order that remains in effect and that permanently restrains, permanently enjoins or otherwise permanently prohibits the consummation of the Merger; provided, however, that the right to terminate this Agreement under this Section 8.1(b) will not be available to any Party where such Party’s failure to fulfill its obligation under this Agreement has been the principal cause of, or resulted in, such Adverse Law or Order;

(c)          by Parent, if (i) there has been a breach by the Company of its representations, warranties or covenants contained in this Agreement, in each case, such that any condition contained in Section 7.1 or Section 7.2 is not reasonably capable of being satisfied while such breach is continuing, (ii) Parent has delivered to the Company written notice of such breach and (iii) such breach is not capable of cure in a manner sufficient to allow satisfaction of the conditions in Section 7.1 and Section 7.2 prior to the Outside Date; provided, however, that Parent will not be permitted to terminate this Agreement pursuant to this Section 8.1(c) if there has been any material breach by Parent or Merger Sub of its representations, warranties or covenants contained in this Agreement, such that any condition contained in Section 7.1 or Section 7.3 is not reasonably capable of being satisfied while such breach is continuing;

(d)          by the Company, if (i) there has been a breach by Parent or Merger Sub of any of its representations, warranties or covenants contained in this Agreement such that any condition contained in Section 7.1 or Section 7.3 is not reasonably capable of being satisfied while such breach is continuing, (ii) the Company has delivered to Parent written notice of such breach and (iii) such breach is not capable of cure in a manner sufficient to allow satisfaction of the conditions in Section 7.1 and Section 7.3 prior to the Outside Date; provided, however, that the Company will not be permitted to terminate this Agreement pursuant to this Section 8.1(d) if there has been any material breach by the Company of its representations, warranties or covenants contained in this Agreement such that any condition contained in Section 7.1 or Section 7.2 is not reasonably capable of being satisfied while such breach is continuing;

(e)          by either Parent or the Company, if the Effective Time will not have occurred on or prior to March 4, 2025 (as it may be extended pursuant to this Section 8.1(e), the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(e) will not be available to any Party whose breach of such Party’s representation, warranty, covenant or agreement set forth in this Agreement has caused, or resulted in, the Effective Time not occurring on or prior to the Outside Date; provided, further, that, if on the Outside Date all of the conditions to Closing, other than the conditions set forth in Section 7.1(b) (No Restraints) or Section 7.1(c) (Required Clearances), shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, which conditions shall be capable of being satisfied at such time), then the Outside Date may, at Parent’s sole discretion, be extended for an additional period of 90 days following the Outside Date;

(f)          by Parent, if, prior to receipt of the Company Shareholder Approval, (i) the Company Board has effected a Company Change of Recommendation, whether or not permitted to do so under Section 5.2, or (ii) the Company materially breaches any of its obligations under Section 5.2;

(g)          by either Parent or the Company, if the Company Shareholder Approval has not been obtained at the Company Special Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken; provided, however, that a Party will not be permitted to terminate this Agreement pursuant to this Section 8.1(g) if the failure of such Party seeking to terminate this Agreement to perform any covenant in this Agreement required to be performed by such Party at or prior to the Effective Time is the principal cause of the failure to obtain the Company Shareholder Approval; or

(h)          by the Company, if, prior to receipt of the Company Shareholder Approval, the Company Board determines to terminate this Agreement in order to accept a Superior Proposal in compliance with Section 5.2(e); provided, however, that the Company, prior to or concurrently with such termination, pays the Company Termination Fee to or for the account of Parent pursuant to Section 8.2.

Section 8.2          Effect of Termination; Termination Fee.

(a)          To terminate this Agreement as provided in Section 8.1 (other than in the case of termination pursuant to Section 8.1(a)), the terminating Party will give written notice to the other Party specifying the subsection of Section 8.1 pursuant to which such termination is made, and this Agreement will become null and void and there will be no liability on the part of Parent, Merger Sub or the Company, except that the Confidentiality Agreement, the last sentence of Section 6.1(a), Section 6.3, this Section 8.2 and Section 9.3 through Section 9.13 will survive such termination; provided, however, that, notwithstanding anything to the contrary herein, each Party will remain liable for its fraud or a willful and material breach of its representations, warranties covenants or agreements set forth in this Agreement prior to such termination and any aggrieved Party will be entitled to all rights and remedies available under applicable Law or in equity.

(b)	Company Termination Fee.

(i)          The Parties agree that if this Agreement is terminated by Parent pursuant to Section 8.1(f) (Company Change of Recommendation) or the Company pursuant to Section 8.1(h) (Superior Proposal), then the Company will pay to Parent prior to or substantially concurrently with such termination, in the case of a termination by the Company, or within two Business Days thereafter, in the case of a termination by Parent, the Company Termination Fee.

(ii)          The Parties agree that if (x) this Agreement is terminated pursuant to Section 8.1(e) (Outside Date) or Section 8.1(g) (Company Shareholder Approval) and, at the time of termination pursuant to Section 8.1(e) (Outside Date), the Company has not held the Company Special Meeting, (y) after the date of this Agreement and prior to the date of the Company Special Meeting, an Acquisition Proposal has been publicly announced (which was not subsequently withdrawn) and (z) within 12 months after such termination, (A) the Company or an affiliate thereof executes a definitive agreement with respect to an Acquisition Proposal (which is consummated) or (B) the transaction contemplated by an Acquisition Proposal is consummated, then the Company will pay the Company Termination Fee to Parent no later than two Business Days after the date of such consummation of such transaction. For purposes of this Section 8.2(b)(ii), the term “Acquisition Proposal” will have the meaning assigned to such term in Section 9.5, except that the references to “20%” will be deemed to be references to “50%”.

(iii)          All payments under this Section 8.2(b) will be made in cash by wire transfer of immediately available funds to an account designated in writing by Parent, or in the absence of such designation, an account established for the sole benefit of Parent.

(iv)          The Company acknowledges that (A) the agreements contained in this Section 8.2(b) are an integral part of the Transactions and that, without these agreements, Parent and Merger Sub would not have entered into this Agreement and (B) the Company Termination Fee is not a penalty and is in a reasonable amount in order to compensate Parent and Merger Sub for their and their Representatives’ respective time, efforts and resources expended and opportunities forgone in anticipation of the consummation of the Transactions. For the avoidance of doubt, in no event will the Company be required to pay the Company Termination Fee on more than one occasion. Accordingly, if the Company fails to pay when due any amount payable under this Section 8.2(b), then, in addition to such amount payable, the Company will (I) reimburse Parent for all reasonable costs and expenses (including reasonable attorney’s fees and reasonable disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by Parent of its rights under this Section 8.2(b) and (II) pay Parent interest on such overdue amount, for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid in full, at a rate per annum equal to 500 basis points over the prime lending rate as published in The Wall Street Journal in effect on the date such payment was originally required to be made. Parent’s right to receive payment from the Company of the Company Termination Fee shall be the sole and exclusive remedy of the Parent Related Parties against the Company Related Parties for any loss suffered as a result of the termination of this Agreement under circumstances requiring payment of the Company Termination Fee pursuant to this Section 8.2, and upon payment of such amount (if entitled under this Section 8.2(b)), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, including the Merger (except that the Company shall remain obligated for, and Parent and its affiliates may be entitled to remedies with respect to, the sections of this Agreement surviving such termination pursuant to Section 8.2). In any circumstance where performance by the Company of its obligations under this Agreement would relieve the Company of its obligation to pay the Company Termination Fee, Parent and Merger Sub may, in their sole discretion (x) seek specific performance pursuant to Section 9.13(c), (y) withdraw any claim for specific performance and require payment of the Company Termination Fee if entitled to payment thereof under this Section 8.2(b), or (z) if Parent and Merger Sub are unable for any reason to obtain specific performance, require payment of the Company Termination Fee if entitled to payment thereof under this Section 8.2(b).

(v)          In the event that the Company reasonably determines it is required to withhold amounts on account of Israeli Taxes from or in connection with the Company Termination Fee, the Company will notify Parent of such determination as promptly as reasonably practicable after making such determination and provide it with reasonable time (but, in any event, no less than 30 days after providing such notification to Parent) to enter into a paying agent agreement with an Israeli paying agent and deliver the Company Termination Fee, without any Tax withholding, to such paying agent, for the benefit of Parent. Such paying agent will be responsible for making any withholding and remitting of Israeli Taxes to the ITA in accordance with such paying agent agreement. Notwithstanding the foregoing, the Company Termination Fee payable to Parent will be deposited and held by such paying agent for the benefit of Parent for a period of up to 180 days from the date such amount was delivered to the paying agent, during which time no amount will be withheld and during which time the Parent may obtain a Valid Tax Certificate allowing the paying agent to make the payment of the Company Termination Fee with no withholding, or a reduced rate of withholding, on account of Israeli Taxes. To the extent that amounts are so withheld and timely remitted to the ITA, such withheld amounts will be treated for all purposes of this Agreement as having been paid to Parent. In the event that Parent requests such time extension as set forth above, then all references in this Agreement to payment of the Company Termination Fee will be deemed to provide for a deferral of the time upon which payment of the Company Termination Fee is due without such deferral limiting any rights of the Company to terminate this Agreement or in connection with such termination.

ARTICLE IX.
MISCELLANEOUS

Section 9.1          Amendment and Modification; Waiver.

(a)          Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented, whether before or after receipt of the Company Shareholder Approval, by written agreement of the Company and Parent; provided, however, that after receipt of the Company Shareholder Approval, no amendment will be made that by Law or in accordance with the rules of any relevant stock exchange requires further approval by Company Shareholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

(b)          At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto or (iii) waive compliance by the other with any of the agreements or covenants contained herein; provided, however, that after receipt of the Company Shareholder Approval, there may not be any extension or waiver of this Agreement which decreases the Per Share Merger Consideration or which adversely affects the rights of the Company Shareholders hereunder without the approval of the Company Shareholders. Any such extension or waiver will be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 9.2          Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement will survive the Effective Time. None of the covenants or agreements of the Parties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement to the extent that it is to be performed prior to the Effective Time will survive the Effective Time. For the avoidance of doubt, this Section 9.2 will not limit any covenant or agreement of the Parties which by its terms expressly contemplates performance at or after the Effective Time.

Section 9.3           Expenses. Except as otherwise expressly provided in this Agreement, all Expenses incurred in connection with this Agreement and the Transactions will be paid by the Party incurring such Expenses.

Section 9.4           Notices. Any notices or other communications to any Party required or permitted under, or otherwise given in connection with, this Agreement will be in writing and will be deemed to have been duly given (a) when delivered if delivered in person, (b) on the fifth Business Day after dispatch by registered or certified mail, (c) on the next Business Day if transmitted by national overnight courier or (d) when delivered by email, if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, in each case, addressed as follows (or to such other Persons or addressees as may be designated in writing by the Party to receive such notice):

If to Parent or Merger Sub, addressed to it at:

SAP SE
Dietmar-Hopp-Allee 16
69190 Walldorf
Germany
Attention:	Dr. Gabriel Harnier Trey White Julian Klose
Email:	gabriel.harnier@sap.com trey.white@sap.com julian.klose@sap.com with copies to (for information purposes only):

Orrick, Herrington & Sutcliffe LLP
1000 Marsh Road
Menlo Park, CA 94025
Attention:	Matthew Gemello Spencer Cohen
Email:	matthew@orrick.com spencer.cohen@orrick.com

Gornitzky & Co.
Vitania Tel-Aviv Tower
20 HaHarash St.
Tel Aviv, Israel 6761310
Attention:	Chaim Friedland Ari Fried
Email:	friedland@gornitzky.com arif@gornitzky.com

If to the Company, addressed to it at:

WalkMe Ltd.
1 Walter Moses St.
Tel Aviv 6789903, Israel
Attention:	Dan Adika Hagit Ynon Paul Shinn
Email:	dan@walkme.com hagit.ynon@walkme.com paul.shinn@walkme.com

with copies to (for information purposes only):

              Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025, U.S.A.
Attention:	Tad J. Freese Mark M. Bekheit
Email:	tad.freese@lw.com mark.bekheit@lw.com

Meitar, Law Offices
16 Abba Hillel Silver Road
Ramat Gan, 5250608, Israel
Attention:	Shachar Hadar Ran Camchy Matthew Rudolph
Email:	shacharh@meitar.com ranca@meitar.com matthewr@meitar.com

Section 9.5          Certain Definitions. For the purposes of this Agreement, the term:

“102 Trustee” means the trustee appointed by the Company from time to time in accordance with the provisions of the Ordinance, and approved by the ITA, with respect to the Section 102 Shares and Section 102 Awards.

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains customary limitations on the use and disclosure of all non-public written and oral information furnished to a Third Party by or on behalf of the Company and Company Subsidiaries and such other confidentiality provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided, however, that any such confidentiality agreement (i) will not be required to contain a standstill provision and (ii) will not restrict the Company’s ability to comply with the terms of Section 5.2.

“Acquisition Proposal” means any bona fide written offer or proposal from a Third Party concerning (a) a merger, consolidation or other business combination transaction involving the Company and/or a Company Subsidiary, (b) a sale, lease or other disposition, by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of the Company (including equity interests of any Company Subsidiary) and/or a Company Subsidiary representing 20% or more of the consolidated assets, revenues or net income of the Company and Company Subsidiaries, (c) an issuance (including by way of merger, consolidation, business combination or share exchange) of equity interests representing 20% or more of the voting power of the Company, or (d) any combination of the foregoing (in each case, for the avoidance of doubt, other than the Merger).

“Action” means any claim, demand, action, arbitration, audit, hearing, inquiry, investigation, examination proceeding, administrative enforcement proceeding, litigation or suit (whether civil, criminal or administrative) commenced, brought, conducted, or heard by or before, or otherwise involving any Governmental Authority or arbitrator.

“Adverse Law or Order” means (a) any Law has been enacted or promulgated by any Governmental Authority of competent jurisdiction prohibiting or making illegal the consummation of the Merger or (b) there is in effect any Order preventing the consummation of the Merger.

“AI Technologies” means any and all Generative AI Technologies and Other AI Technologies.

“Antitrust Laws” mean any antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act and the Israeli Competition Law.

“Business Days” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York, Berlin, Germany, or Tel Aviv, Israel are authorized or required by applicable Law to close.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company AI Products” means any Company Products that employ or make use of AI Technologies.

“Company Balance Sheet Date” means December 31, 2023.

“Company Data” means all data of any kind or character contained in the Company IT Systems or any databases owned or controlled by any of the Company, Company Subsidiaries, or any of its or their designees (including any and all Trade Secrets), and all other information and data compilations collected, generated, obtained, or received in connection with the marketing, delivery, or use of any Company Product, or that is used in or necessary to the conduct of the Company’s and Company Subsidiaries’ business as currently and formerly conducted and as proposed to be conducted.

“Company Equity Awards” means each outstanding award granted under the Company Equity Plans or otherwise (including each outstanding Company Option and Company RSU Award).

“Company Equity Plans” means the Company’s Restated 2012 Share Option Plan, the 2021 Share Incentive Plan and the Company ESPP, in each case, as amended from time to time.

“Company ERISA Affiliate” means any Person which together with the Company is treated as a single employer for purposes of Section 414(b), (c), (m) or (o) of the Code.

“Company ESPP” means the Company’s 2021 Employee Share Purchase Plan.

“Company Intervening Event” means a material positive Effect on the business, assets, properties, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole: (a) that was not known or reasonably foreseeable to the Company Board and the material consequences of which were not reasonably foreseeable, as of the date of this Agreement but become known to the Company Board prior to the receipt of the Company Shareholder Approval, and (b) that does not relate to any Acquisition Proposal; provided, however, that any Effect related to any of the following shall not constitute a Company Intervening Event: (i) the Effects arising from the announcement (whether or not authorized by the Parties, including any pre-signing reports in the press or otherwise, reporting on a potential transaction among the Parties or otherwise relating to the acquisition of the Company) or pendency of this Agreement or the Transactions; and (ii) any change in the trading price or trading volume of Company Shares on Nasdaq or any change in the Company’s credit rating.

“Company IT Systems” means any information technology and computer systems (including Software, computer hardware, servers, networks, platforms, peripherals, and similar or related items of automated, computerized, telecommunications networks and systems for voice, data, and video or other information technology (IT) networks and systems), whether owned or controlled by the Company or any Company Subsidiary, relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information, whether or not in electronic format, used in or related to the conduct of the Company’s and any Company Subsidiary’s business.

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate, (x) has had, or could be reasonably expected to have, a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and Company Subsidiaries, taken as a whole, or (y) prevents or materially impairs or delays or would reasonably be expected to prevent or materially impair or delay the ability of the Company to consummate the Transactions or performance by the Company of any of its obligations under this Agreement; provided, however, that adverse Effects arising out of, resulting from or attributable to the following will not constitute or be deemed to contribute, either individually or in the aggregate, to be a Company Material Adverse Effect, and will not otherwise be taken into account in determining whether a Company Material Adverse Effect has occurred or could reasonably be expected to occur, except that Effects with respect to clauses (a), (b), (c) and (d) of the below will be so considered to the extent (and only to the extent) such Effect disproportionately impacts the Company and Company Subsidiaries, taken as a whole, in any material respect relative to other companies of comparable size operating in the same industries in which the Company and its Subsidiaries operate (in which case only the incremental disproportionate impact will be taken into account in determining whether there has been a Company Material Adverse Effect): (a) changes or proposed changes in applicable Laws, governmental policies (including changes in trade policies or the imposition of or changes in tariffs), GAAP or the interpretation or enforcement thereof, (b) changes in general economic, business, labor or regulatory conditions, or changes in securities, credit or other financial or commodities markets, including interests rates, exchange rates or fuel prices, in the United States or globally, or changes generally affecting the industries (including seasonal fluctuations) in which the Company or Company Subsidiaries operate in the United States or globally, (c) changes in global or national political conditions or changes in such conditions or acts of war, sabotage or terrorism (including the outbreak or escalation of war (whether or not declared), military action, sabotage or acts of terrorism) or cyber attacks, (d) changes due to natural disasters, including earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires, changes in the weather and other force majeure events or changes due to the outbreak or worsening of an epidemic, pandemic or other health crisis, (e) actions or omissions required of the Company under this Agreement or taken or not taken at the written request of, or with the written consent of, the Parent or any of its affiliates, (f) the negotiation, execution, delivery, announcement, performance, compliance with, pendency or consummation of this Agreement and the Transactions, including the identity of, or the effect of any fact or circumstance relating to, the Parent or any of its affiliates or any communication by Parent or any of its affiliates regarding plans, proposals or projections with respect to the Company, Company Subsidiaries or their employees (including any impact on the relationship of the Company or Company Subsidiaries, contractual or otherwise, with its customers, suppliers, distributors, vendors, lenders, employees or partners), (g) any Action arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the Transactions, (h) changes in the trading price or trading volume of Company Shares or any suspension of trading, (i) any failure by the Company or any Company Subsidiary to meet any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, or (j) any breach, violation or non-performance of any provision of this Agreement by Parent or any of its affiliates.

“Company Option” means each option to purchase Company Shares, whether or not granted pursuant to any of the Company Equity Plans, excluding any option or right to purchase Company Shares under the Company ESPP.

“Company Owned Intellectual Property” means any and all (a) Intellectual Property that is exclusively licensed to or owned or purported to be owned by the Company or any Company Subsidiary and (b) Intellectual Property where applicable Law precludes an employee, consultant or other Person from assigning Intellectual Property to the Company or a Company Subsidiary where such Person grants to the Company or a Company Subsidiary, in lieu of such prohibited assignment, exclusive, irrevocable, transferrable and sublicensable licenses and usage rights to fully exploit, use and practice such non-assignable Intellectual Property.

“Company Plans” means all compensation and/or benefit plans, programs, policies, practices, contracts, agreements or other arrangements (whether or not such plan is subject to ERISA), including (a) any employee welfare plan within the meaning of Section 3(1) of ERISA, (b) any employee benefit plan (as defined in Section 3(3) of ERISA) and/or compensation policy according to Section 267(a) to the ICL, (c) any employee pension benefit plan within the meaning of Section 3(2) of ERISA and (d) any defined contribution retirement or defined benefit pension, employment, bonus, stock option, stock purchase, restricted stock, restricted stock unit or other equity-based incentive, cash-based incentive, retention incentive, change in control payment, profit sharing, provident fund (Keren Hishtalmut), vacation pay, paid time off, cafeteria plan, fringe benefit, gross-up arrangements, deferred compensation, severance, supplemental termination pay, golden parachute, education or tuition assistance, welfare, disability, retirement (including retiree medical), insurance (including accident, AD&D, dental, hospitalization, life, medical, split dollar, stop-loss, and vision), supplemental retirement or other compensation or benefit plan, program, agreement or arrangement, in each case, with respect to which the Company or any Company Subsidiary has any actual or contingent liability or that is maintained, contributed to or sponsored by the Company or any Company Subsidiary for the benefit of any current or former employee, officer, individual consultant, individual independent contractor or non- employee director of the Company or any Company Subsidiary.

“Company Products” means all product and service offerings, including all Software, of the Company and each of the Company Subsidiaries (a) that, as of the date of this Agreement, are being, or, within the last five years prior to the date of this Agreement, have been, sold, licensed, or distributed, as applicable, including on a trial, pilot or beta testing basis, or (b) that the Company or any of the Company Subsidiaries is otherwise obligated, as of the date of this Agreement, to license, distribute, support or maintain (in each case, excluding, for the avoidance of doubt, (x) those third party products or Open Source Materials embedded in or otherwise part of the product offering and (y) any of the Company’s support, consulting and/or training services).

“Company Registered Intellectual Property” means all Company Owned Intellectual Property that is Registered Intellectual Property.

“Company RSU Award” means a restricted stock unit award granted under a Company Equity Plan in respect of Company Shares, pursuant to which the holder thereof is entitled to receive, in respect of each restricted stock unit thereunder, the value of one Company Share (whether payable in cash or Company Shares) following the vesting or lapse of restrictions applicable to such restricted stock unit, and whether subject to performance conditions or not, in respect of each unit subject to such award.

“Company Shareholder” means a holder of Company Shares.

“Company Shareholder Approval” means the affirmative vote of Company Shareholders holding at least a majority of the Company Shares actually voted at the Company Special Meeting (in person or by proxy) upon the approval of this Agreement, the Merger and the other Transactions (excluding any absentee votes and any other shares to be excluded pursuant to Section 320(c) of the ICL).

“Company Source Code” means, collectively, any human readable Software source code, or any portion or aspect of the Software source code, in each case for any Company Products, Developing Products or any other Software owned by any of the Company or the Company Subsidiaries.

“Company Special Meeting” means an extraordinary general meeting of the Company Shareholders for the purpose of seeking (a) the Company Shareholder Approval and (b) any postponement or adjournment thereof.

“Company Termination Fee” means $44,248,399.30.

“Confidentiality Agreement” means that certain Mutual Non-Disclosure Agreement, dated as of January 19, 2024, by and between SAP America, Inc., on behalf of itself, Parent, and Parent’s wholly owned Subsidiaries, and the Company.

“Consent” means any consent, approval, authorization, clearance, waiver, permit, grant, agreement, certificate, exemption, Order, registration, declaration, filing, notice of, with or to any Person or under any Law, in each case, required to permit the consummation of the Transactions.

“Continuing Service Provider” means an independent contractor of the Company or any Company Subsidiary as of immediately prior to the Effective Time who, as of the Effective Time, continued his or her service with Parent or any of its Subsidiaries (including the Surviving Company).

“Contracts” means any legally binding agreements, arrangements, contracts, leases (whether for real or personal property), notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of indebtedness, letters of credit, settlement agreements, franchise agreements, undertakings, employment agreements, licenses, or other legally binding commitments to which in each case a Person is a party or to which any of the properties or assets of such Person or its Subsidiaries are subject.

“Controller” means the Person or other body which, alone or jointly with others, determines the purposes and means of the Processing of Personal Information.

“Copyleft License” means any license applicable to Open Source Materials that requires, as a condition of using such Open Source Materials in the manner used by the Company or any of the Company Subsidiaries: (a) the disclosure, licensing, or distribution of any source code or proprietary data of any Company Product or Developing Product to any third party (in each case other than the (i) source code of the Open Source Software itself or (ii) data or database included in the Open Data); (b) the restriction or limitation of the receipt of consideration in connection with the licensing, sublicensing, or distribution of any Company Product or Developing Product to any third party; (c) permitting the decompilation, disassembly, or reverse engineering of any Company Product or Developing Product (or portion thereof) or the licensing of any such Company Product or Developing Product for the purpose of making derivative works thereof (in each case other than the Open Source Software or Open Data itself); or (d) the creation of any obligation for the Company or any Company Subsidiary to grant to any third party any rights or immunities under or with respect to any Company Owned Intellectual Property.

“Copyrights” means any and all copyrights, mask work rights and all other rights with respect to works of authorship and all registrations thereof and applications therefor.

“Data Protection Laws” means any applicable Laws relating to the Processing of Sensitive Data, or data privacy, data security, data breach notification, and the cross-border transfer of Personal Information.

“Data Protection Requirements” means any and all applicable (a) Data Protection Laws, (b) Privacy Policies, (c) terms of any agreements to which the Company is bound relating to the Processing or security of Sensitive Data, (d) Consents obtained by the Company relating to the Company’s Processing of Personal Information, and (e) applicable self-regulatory framework or industry standard or guidance to which the Company or any Company Subsidiary are bound or have publicly committed.

“Data Subject Rights” means rights afforded to natural Persons related to the Processing of that Person’s Personal Information pursuant to applicable Data Protection Requirements.

“Developing Product” means any and all products and service offerings currently under development by the Company or any Company Subsidiary.

“DOJ” means the Antitrust Division of the U.S. Department of Justice. “Domain Names” means all Internet domain name registrations.

“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“Environmental Laws” means any and all applicable, federal, state, provincial, local or foreign Laws, and all rules, regulations, official standards and decrees promulgated thereunder, regulating or relating to Hazardous Materials, pollution, protection of the environment (including ambient air, surface water, ground water, land surface, subsurface strata, wildlife, plants or other natural resources), and/or the protection of human health and safety.

“Environmental Permits” means any permit, certificate, registration, notice, approval, variance, exemption, identification number, license or other authorization required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Ratio” means the quotient of (a) the Per Share Merger Consideration, divided by (b) the Parent Share Price.

“Excluded Share” means any Company Share (a) owned by the Company, any Company Subsidiary, Parent, Merger Sub or by any of their respective Subsidiaries, (b) held in the Company’s treasury, (c) that is a dormant share (menayah redumah) under the ICL, or (d) reserved for issuance, settlement and allocation upon exercise or vesting of Company Options or Company RSU Awards.

“Expenses” means all expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a Party and its affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the Transactions, including the preparation, printing, filing and mailing of the Proxy Statement and all other matters related to the Transactions.

“GAAP” means generally accepted accounting principles, as applied in the United States.

“Generative AI Technologies” means any Software tools with generative capabilities, that can learn from inputs and prompts, and that create novel text, source code, images, audio, video, data, and other output, and hardware or equipment designed to enable the foregoing capabilities.

“Government Contract” means any Contract of any kind, including any prime contract, subcontract, purchase order, blanket purchasing agreement, or teaming agreement, that is currently active in performance or that has otherwise not been closed out, between the Company and/or a Company Subsidiary, on the one hand, and either a Governmental Authority or any prime contractor or higher-tiered contractor of a Governmental Authority in its capacity as a prime contractor or higher-tiered contractor, on the other hand. For the avoidance of doubt, a task, purchase or delivery order issued under a Government Contract will be considered a part of the Government Contract to which it relates.

“Government Grant” means any grant, loan, incentive, qualification, subsidy, award, funding, participation, exemption, holiday, status, cost sharing arrangement, reduction agreement, reimbursement arrangement or other benefit, relief or privilege, from the government of the State of Israel or any other Governmental Authority, or judicial body thereof, any outstanding application to receive the same filed by the Company or any of the Company Subsidiaries, including, any Tax or other incentive granted to, provided or made available to, or enjoyed by the Company or any of the Company Subsidiaries, under the Laws of the State of Israel or any other Governmental Authority, and further including without limitation, by or on behalf of or under the authority of the IIA, the Investment Center or the BIRD Foundation and other bi- or multi-national grant program, framework or foundation.

“Governmental Authority” means any national, federal, state, county, municipal, local or foreign government, or other political subdivision thereof, and any entity or body exercising executive, legislative, judicial, regulatory, taxing, administrative or prosecutorial functions of or pertaining to government.

“Governmental Entity” means any Governmental Authority as well as any governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, regulatory body, or other entity and any court, arbitrator, or other tribunal) and any commercial enterprise, business, or other legal or operating entity that is more than 50% owned by, or is controlled by, the government, including by any of the above government units or authorities.

“Hazardous Materials” means any pollutants, chemicals, contaminants, substances, or wastes or any other toxic, infectious, carcinogenic, reactive, corrosive, ignitable, flammable or otherwise hazardous substance or waste, whether solid, liquid or gas, that is subject to regulation, control, remediation, liability, or standards of conduct under any Environmental Laws, including any quantity of asbestos in any form, urea formaldehyde, per- and polyfluoroalkyl substances, lead, polychlorinated biphenyls, radon gas, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“IIA” means the Israeli Innovation Authority.

“IIA Notice” means a written notice of the Company to the IIA regarding the change in ownership of the Company effected as a result of the Merger, required to be submitted to the IIA in connection with the Merger in accordance with the Innovation Law.

“IIA Undertaking” means a completed and executed undertaking (as required under the Innovation Law) of the Parent to the IIA in customary form.

“Innovation Law” shall mean the Encouragement of Research, Development and Technological Innovation in the Industry Law 1984, as amended from time to time and all rules and regulations thereunder.

“Intellectual Property” means any and all intellectual or industrial property and proprietary rights in any jurisdiction throughout the world, including those in, arising out of, or associated with or arising out of any of the following: (a) Patents; (b) Trade Secrets; (c) Copyrights; (d) Trademarks; (e) Domain Names and uniform resource locators, social media account or user names, handles, and other identifiers, and all associated websites and web pages, social media profiles and pages, and all content and data thereon or relating thereto; (f) Software; (g) rights of publicity; and (h) any similar, corresponding or equivalent intellectual property rights to any of the foregoing anywhere in the world.

“IRS” means the United States Internal Revenue Service.

“Israeli Competition Law” means the Israeli Economic Competition Law-1988.

“ITA” means the Israel Tax Authority.

“Japanese JV” means WalkMe K.K., a Japanese corporation.

“Japanese JV Agreement” means that certain Agreement Between Investors In WalkMe KK, dated as of January 29, 2019, by and between the Company and the entities listed on Exhibit A thereto, as amended on July 26, 2022.

“Knowledge of Parent” means the actual knowledge of the individuals listed in Section 9.5(a) of the Parent Disclosure Letter, after reasonable inquiry of the persons who would reasonably be expected to have actual knowledge of the applicable matter.

“Knowledge of the Company” means the actual knowledge of the individuals listed in Section 9.5(a) of the Company Disclosure Letter, after reasonable inquiry of the persons who would reasonably be expected to have actual knowledge of the applicable matter.

“Law” means any applicable national, provincial, state, municipal and local law, common law, statute, ordinance, decree, rule, regulation, writ, judgment, decree, or other enforceable Order of any Governmental Authority, in each case, having the force of law.

“Lien” means any lien, pledge, hypothecation, mortgage, security interest, encumbrance, claim, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Made Available” means, with respect to any Contract, document, or information, that such Contract, document or information was posted to the virtual data room hosted by Donnelley Financial Solutions Venue named “Project Hummingbird” and was made accessible, without redactions thereto, to Parent and its designated Representatives at least five calendar days prior to the date of this Agreement and has not been modified subsequently.

“Material Company Plans” means all Company Plans other than employment agreements and offer letters establishing at-will employment without obligating the Company to pay or provide any benefit for more than one month of severance, notice of termination or pay in lieu of such notice.

“Nasdaq” means The Nasdaq Stock Market.

“NYSE” means the New York Stock Exchange.

“OFAC” means the U.S. Department of the Treasury’s Office of Foreign Assets Control.

“Off-the-Shelf Software” means commercially available off-the-shelf Software licensed to the Company or any Company Subsidiary pursuant to substantially unmodified standard terms.

“Open Data” means any and all data and databases (including all manuals, documentation, arrangements and rights associated therewith) made available under an “open data license” or similar terms (excluding Open Source Software), including pursuant to the following license types: Open Data Commons Public Domain Dedication and License (PDDL), Open Data Commons Attribution License (ODC-BY), Open Data Commons Open Database License (ODC-ODBL), Community Data License Agreement (CDLA), “Creative Commons” licenses, and the Computational Use of Data Agreement (C-UDA).

“Open Source Materials” means any and all Open Source Software and Open Data.

“Open Source Software” refers to any Software or other material that is distributed as “free software,” “open source software,” or pursuant to any license identified as an “open source license” by the Open Source Initiative (www.opensource.org) (including but not limited to the GNU General Public License (GPL), LGPL, Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), and the Apache License).

“Order” means any injunction, judgment, ruling, injunction, assessment, writ, stipulation, award, temporary restraining order, decree or other order issued by a Governmental Authority of competent jurisdiction.

“Ordinance” means the Israeli Income Tax Ordinance [New Version], 5721-1961, as amended, and the rules and regulations promulgated thereunder.

“Other AI Technologies” means, other than Generative AI Technologies, any and all other deep learning, machine learning, and other artificial intelligence technologies, including proprietary algorithms, software, or systems that make use of or employ neural networks, statistical learning algorithms (such as linear and logistic regression, support vector machines, random forests, or k-means clustering), reinforcement learning, or computer vision, and hardware or equipment designed to enable robotics, computer vision and machine learning.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, prevents or materially impairs or materially delays or would reasonably be expected to prevent or materially impair or materially delay the ability of Parent or Merger Sub to consummate the Transactions or to perform any of their respective obligations under this Agreement.

“Parent Share Price” means the average closing sale price of an ordinary share of Parent as listed on NYSE for the ten consecutive trading days ending on (and including) the third trading day prior to the Closing Date.

 “Patents” means issued patents and patent applications (whether provisional or non-provisional), including divisionals, continuations, continuations-in-part, substitutions, reissues, reexaminations, extensions, or restorations of any of the foregoing, and other Governmental Authority-issued indicia of invention ownership (including certificates of invention, petty patents, and patent utility models).

“Permitted Lien” means (a) Liens for Taxes or assessments, charges or claims of payment of a Governmental Authority that are (i) not yet due and payable or (ii) being contested in good faith by appropriate Actions and for which adequate reserves have been established in accordance with GAAP on the financial statements of the Company and Company Subsidiaries, (b) Liens in favor of landlords, vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens or encumbrances arising by operation of Law or in the ordinary course of business which are not delinquent or which are being contested in good faith and for which accrual or reserves have been established in accordance with GAAP, (c) Liens that are disclosed on the Company Balance Sheet or notes thereto, (d) non-exclusive licenses of Intellectual Property to customers of any Company Products in the ordinary course of business, (e) (i) matters of real property record, (ii) Liens that would be disclosed by a current, accurate survey or physical inspection of such real property, (iii) applicable building, zoning, land use, covenants, conditions and restrictions, and (iv) other imperfections or irregularities in title, charges, restrictions and other encumbrances that do not materially detract from the value or use of Company Leased Real Property to which they relate, (f) Liens incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, (g) Liens relating to intercompany borrowings solely among the Company and its wholly owned Subsidiaries and (h) Liens set forth on Section 9.5(b) of the Company Disclosure Letter.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act), including a Governmental Authority.

“Personal Information” means any data or information that identifies, relates to, describes, is capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular natural person, device or household or any other data or information that constitutes “personally identifiable information,” “personal data,” “personal information,” “protected health information” or the similar terms under applicable Data Protection Requirements.

“Privacy Policies” means all currently published, posted, and effective internal or external notices and policies relating to the Company’s Processing of Personal Information.

“Process,” “Processing” or “Processed” means any operation or set of operations which is performed on data, or on sets of data, including Sensitive Data, whether or not by automated means, such as the receipt, access, acquisition, arrangement, collection, copying, creation, maintenance, modification, recording, organization, compilation, selection, structuring, storage, visualization, aggregation, de-identification, adaptation, alteration, retrieval, consultation, use, disclosure by transfer, transmission, dissemination or otherwise making available, alignment or combination, restriction, disposal, erasure or destruction, or training or other learning relating to such data or sets of such data.

“Processor” means the Person or other body which Processes Personal Information on behalf of a Controller.

“Quarterly Vesting Date” means each March 10, June 10, September 10 and December 10 of each year.

“Registered Intellectual Property” means any Intellectual Property that is the subject of an application, filing or registration issued, filed with, or recorded by any Governmental Authority (or a domain name registrar with respect to Domain Names), including any of the following:  (a) issued Patents and Patent applications; (b) Trademark registrations, renewals and applications; (c) Copyright registrations and applications; and (d) Domain Name registrations.

“Release” or “Released” means releasing, disposing, discharging, injecting, spilling, leaking, pumping, pouring, leaching, dumping, emitting, escaping or emptying into or upon the indoor or outdoor environment, including any soil, sediment, subsurface strata, surface water, groundwater, ambient air, the atmosphere or any other media.

“Representatives” means, with respect to a Person, such Person’s directors, officers, employees, accountants, consultants, legal counsel, distributors, agents, sales intermediaries, partners, investment bankers, advisors, agents and other representatives.

“Sanctioned Person” means (a) any Person identified on any Sanctions-related list of designated Persons maintained by OFAC, the U.S. Department of State, the United Nations Security Council, the European Union, or any European Union member state, His Majesty’s Treasury of the United Kingdom, or Israel, (b) any Person located, organized, or ordinarily resident in a Sanctioned Territory, (c) the government of a Sanctioned Territory or the Government of Venezuela, or (d) any Person owned 50% or more in the aggregate, or controlled (where relevant under Sanctions), directly or indirectly, by any such Person or Persons described in clause (a), (b), or (c).

“Sanctioned Territory” means, at any time, a country, region, or territory that is the subject or target of comprehensive territorial Sanctions or is considered as an enemy state under the Trading with Enemy Ordinance, 1939 (at the time of this Agreement, Crimea, the so-called “Donetsk People’s Republic” region of Ukraine, the so-called “Luhansk People’s Republic” region of Ukraine, Cuba, Iran, Lebanon, North Korea, and Syria).

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including, without limitation, OFAC and the U.S. Department of State, (b) the United Nations Security Council, (c) the European Union or any European Union Member state, (d) His Majesty’s Treasury of the United Kingdom, or (e) the government of Israel.

“Scraped Data” means data that was collected or generated using web scraping, web crawling, or web harvesting software, or any software, service, tool, or technology that turns unstructured data found on the internet into machine-readable, structured data.

“SEC” means the United States Securities and Exchange Commission.

“Section 102” means Section 102 of the Ordinance.

“Section 102 Award” means any Company Equity Award that was intended to be granted and taxed pursuant to Section 102(b)(2) of Section 102(b)(3) of the Ordinance and as of the Effective Time are held by the 102 Trustee.

“Section 102 Shares” means any Company Shares that were issued upon exercise or vesting of Section 102 Awards and at the Effective Time are held by the 102 Trustee.

“Section 3(i) Award” means any Company Equity Award that was intended to be granted and taxed pursuant to Section 3(i) of the Ordinance.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Security Breach” means any (a) accidental, unauthorized or unlawful destruction, loss, access, acquisition, disclosure, alteration, corruption, or other misuse of Sensitive Data transmitted, stored or otherwise Processed by or on behalf of the Company or (b) other act or omission that materially compromises the security, integrity, availability or confidentiality of the Company IT Systems or any Sensitive Data.

“Sensitive Data” means (a) Personal Information or (b) material trade secret or confidential or proprietary business information of the Company.

“Sensitive Personal Information” means Personal Information revealing racial or ethnic origin, political opinions, religious or philosophical beliefs, or trade union membership, and the Processing of genetic data, biometric data for the purpose of uniquely identifying a natural person, data concerning mental or physical health, data concerning a natural person’s criminal history, status as the victim of a crime, sex life or sexual orientation, government identifiers, precise geolocation, account identifier and password or PIN providing access to a financial account, or payment card data (as defined under PCI-DSS).

“Software” means any and all (a) software, computer programs, systems, platforms, applications (including mobile apps), application programming interfaces, firmware, middleware, microcode, routines, compilers, assemblers, and software implementations of algorithms or models (including for machine learning, deep learning, and other artificial intelligence technologies), in each case whether in source code, object code, or other form; (b) databases, data files, libraries, and data compilations; (c) screens, user interfaces, report formats, templates, menus, buttons, and icons for any of the foregoing; and (d) documentation, including specifications, files, scripts, developer notes, comments, annotations, user documentation (including user instructions, guides, and manuals), relating to any of the foregoing.

“Specified Antitrust Authority” means (a) any U.S. federal or state Governmental Authority or (b) any non-U.S. or supranational Governmental Authority listed on Section 7.1(c) of the Company Disclosure Letter to the extent such Governmental Authority’s waiting period, clearance, consent or approval is required under Antitrust Laws in connection with the Transactions or where the clearance, consent or approval by such Governmental Authority under its Antitrust Laws is viewed as proper or advisable, in the reasonable judgement of Parent.

“Subsidiary” or “Subsidiaries” means with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

“Superior Proposal” means a bona fide written Acquisition Proposal that, if consummated, would result in a Person or “group” (as defined in the Exchange Act and the rules thereunder) owning, directly or indirectly: (a) 50% or more of the outstanding securities of any class of voting securities (or instruments convertible into or exercisable or exchangeable for 50% or more of such class) of the Company or of the surviving entity in a merger or the resulting direct or indirect parent of the Company or such surviving entity or (b) 50% or more of the assets of the Company and Company Subsidiaries, taken as a whole, which the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with its financial advisors and outside counsel, is more favorable to the Company Shareholders from a financial point of view than the terms of the Merger, taking into account such factors as the Company Board considers in good faith to be appropriate, including the terms and conditions of such Acquisition Proposal and all financial, legal, regulatory and other aspects of such Acquisition Proposal and the Third Party making the Acquisition Proposal (including the conditionality, timing and likelihood of consummation of such Acquisition Proposal and any changes to the terms of this Agreement proposed by Parent to the Company in response to such Acquisition Proposal).

“Takeover Statutes” mean any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar Law.

“Tax” or “Taxes” means any and all taxes, levies, duties, tariffs, imposts and other similar charges and fees imposed by any Governmental Authority, including, income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, social insurance, health tax, workers’ compensation, unemployment compensation, excise, withholding, escheat, unclaimed property, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum, tax, including any interest, penalty, or similar additions to tax.

“Tax Return” means any report, return, certificate, claim for refund, estimated tax filing or declaration required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof, in each case, as required by applicable Law.

“Third Party” means any Person other than the Company, Parent, Merger Sub and their respective affiliates and Representatives.

“Third-Party AI Product” means any product or service of any third party that employs or makes use of AI Technologies.

“Third-Party Generative AI Product” means any product or service of any third party that employs or makes use of Generative AI Technologies.

“Trade Control Laws” means (a) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the U.S. or the Israeli government, including the Arms Export Control Act (22 U.S.C. §1778), the International Emergency Economic Powers Act (50 U.S.C. §§1701–1706), Section 999 of the Internal Revenue Code, the U.S. customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§4801-4852), the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter I, and the Foreign Trade Regulations (15 C.F.R. Part 30), the Trading with Enemy Ordinance, 1939, and the Israeli Defense Export Control Law 2007 administered by the Ministry of Defense’s Defense Export Control Agency; and (b) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. law.

“Trade Secrets” means information that derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other Persons who can obtain economic value from its disclosure or use and all rights therein.

“Trademarks” means all trademarks, service marks, logos, trade dress and trade names indicating the source of goods or services, and other indicia of commercial source or origin (whether registered, common law, statutory or otherwise), all registrations and applications to register the foregoing anywhere in the world and all goodwill associated therewith.

“Training Data” means any data used to develop, train, validate, test or otherwise improve an algorithm or model used in an AI Technology.

“Transaction Documents” means this Agreement and any other agreement, certificate, instrument, or document executed and delivered in connection with this Agreement, including the Support Agreements.

“Treasury Regulations” means the regulations in force as final, proposed or temporary that have been issued by the United States Department of Treasury pursuant to its authority under the Code and any successor regulations.

“Valid Tax Certificate” means a valid certificate, ruling or any other written instructions Tax withholding, issued by the ITA in form and substance reasonably satisfactory to Parent and the Israeli Withholding Agent, that is applicable to the payments to be made pursuant to this Agreement stating that no withholding, or reduced rate of withholding, of Israeli Tax is required with respect to such payments or providing other instructions regarding such payments or withholding. For the avoidance of doubt, (a) the Withholding Tax Ruling and the Options Tax Ruling (and the Interim Options Tax Ruling, if applicable) (provided, however, that (x) they include such instructions and (y) if the applicable ruling requires the affirmative consent of the relevant holder and/or that such holder provides certain declarations and/or supporting documentation, such holder consented in writing to join any such applicable ruling and provided any declaration and supporting documentation required by the applicable ruling) and (b) with respect to payment for Company Shares that are registered on Nasdaq (other than payment that is made with respect to Section 102 Awards or Section 3(i) Awards), a certification pursuant to the Israel Income Tax Regulations (Withholding from Consideration, Payment or Capital Gain in the Sale of a Security, Sale of a Unit in a Mutual Fund or in a Future Transaction), 5763-2002, that is valid on the payment date, will be considered Valid Tax Certificates. A general certificate issued by the ITA pursuant to the Israeli Income Tax Regulations (Withholding from Payments for Services or Assets), 5737-1977, will constitute a Valid Tax Certificate only with respect to a Company Shareholder of record as of the Effective Time (which holder does not hold Company Shares that are registered on Nasdaq) that is not a Specified Recipient. For the purposes hereof, a “Specified Recipient” is any of the following: (1) a founder of the Company, (2) any Person whose Company Shares (in whole or in part) originated from or were acquired pursuant to a conversion of any debt or equity instrument, including any convertible securities, warrants, options, convertible loans, convertible instruments, SAFEs and like instruments, or whose entitlement to payment originates in such an instrument, (3) any Person that is, or has ever been, subject to any holdback or reverse vesting mechanism or employees of a member of the Company and/or the Company Subsidiaries, (4) any Person whose Company Shares are held by a trustee or nominee or that the consideration payable to such Person is paid to a trustee or nominee, or (5) any Person who receives payments to a bank account outside of Israel or any consideration other than in cash.

“Waiver Employee” means each individual listed on Section 9.5(c) of the Company Disclosure Letter.

Section 9.6          Terms Defined Elsewhere. To the extent not defined in Section 9.5, the following terms are defined in the Section of this Agreement indicated below:

Term	Section
“Actual Achievement Level”	Section 2.3(b)(ii)
“Actual Achievement Treatment”	Section 2.3(b)(ii)
“Affiliate Transaction”	Section 3.23
“Agreement”	Preamble
“Anti-Money Laundering Laws”	Section 3.6(l)
“Antitrust Approvals”	Section 6.2(b)
“Applicable Anticorruption Laws”	Section 3.6(a)
“Assumed RSU Award”	Section 2.3(b)(ii)
“Blue Sky Laws”	Section 3.5(b)
“Book-Entry Shares”	Section 2.1(a)(i)
“Business Day”	Section 5.4(a)
“Business Intellectual Property”	Section 3.14(d)
“Capitalization Date”	Section 3.3(c)
“Cashed-Out Company Options”	Section 2.3(a)(ii)
“Cashed-Out Company RSU Award”	Section 2.3(b)(i)
“Cashed-Out RSU Consideration”	Section 2.3(b)(i)
“Certificate”	Section 2.1(a)(i)
“Certificate of Merger”	Section 1.3
“Closing”	Section 1.2

Term	Section
“Closing Date”	Section 1.2
“COBRA”	Section 3.11(e)
“Companies Registrar”	Section 1.3
“Company”	Preamble
“Company Balance Sheet”	Section 3.7(d)
“Company Board”	Recitals
“Company Board Recommendation”	Recitals
“Company Change of Recommendation”	Section 5.2(b)
“Company Charter Documents”	Section 3.2
“Company Disclosure Letter”	Article III
“Company Insurance Policies”	Section 3.20(a)
“Company Intervening Event Notice”	Section 5.2(f)(ii)
“Company Lease Agreements”	Section 3.13(b)
“Company Leased Real Property”	Section 3.13(b)
“Company Material Contracts”	Section 3.18(a)
“Company Related Parties”	Section 9.13(a)
“Company Reports”	Section 3.7(a)
“Company Securities”	Section 3.3(e)
“Company Share”	Recitals
“Company Subsidiary”	Article III
“Continuing Employee”	Section 5.5(a)
“Covered Persons”	Section 6.4(a)
“Effective Time”	Section 1.3
“Electronic Delivery”	Section 9.8
“Employment Practices”	Section 3.12(c)
“Exchange Agent”	Section 2.2(a)
“Exchange Fund”	Section 2.2(a)
“Export Approvals”	Section 3.6(h)(ii)
“Final Offering Period”	Section 2.3(c)
“FTC”	Section 6.2(b)
“Government Officials”	Section 3.6(c)
“ICL”	Recitals
“IIA Grant”	Section 3.14(h)
“Interim Options Tax Ruling”	Section 6.10(a)
“Israeli Employees”	Section 3.12(a)
“Israeli Withholding Agent”	Section 2.2(a)
“Japanese JV Call Option”	Section 6.13
“Malicious Code”	Section 3.14(l)
“Merger”	Recitals
“Merger Notice”	Section 1.3
“Merger Proposal”	Section 5.4(a)
“Merger Sub”	Preamble

Term	Section
“Merger Sub Board”	Recitals
“New Plans”	Section 5.5(b)
“New Purchase Date”	Section 2.3(c)
“Non-U.S. Plan”	Section 3.11(k)
“Notice Period”	Section 5.2(e)(iii)
“Old Plans”	Section 5.5(c)
“Open Performance Period Treatment”	Section 2.3(b)(ii)
“Option Consideration”	Section 2.3(a)(ii)
“Options Tax Ruling”	Section 6.10(a)
“Outside Date”	Section 8.1(e)
“Parent”	Preamble
“Parent Board”	Recitals
“Parent Disclosure Letter”	Article IV
“Parent Related Parties”	Section 9.13(a)
“Party” or “Parties”	Preamble
“Payor”	Section 2.4(a)
“Per Share Merger Consideration”	Section 2.1(a)(i)
“Permits”	Section 3.6(a)
“Proposed Changed Terms”	Section 5.2(e)(v)
“Proxy Statement”	Section 3.5(b)
“PSU Award Treatment”	Section 2.3(b)(ii)
“Regulatory Filings”	Section 6.2(a)
“Required AGM Matters”	Section 5.3(a)
“Resignations”	Section 6.11
“Section 102 Award Consideration”	Section 2.3(d)(i)
“Section 102 Share Consideration”	Section 2.2(b)
“Section 3(i) Award Consideration”	Section 2.3(d)(i)
“Source Code Scan”	Section 6.1(b)
“SOX”	Section 3.7(a)
“Specified Definitive Acquisition Agreement”	Section 5.2(e)(iii)
“Support Agreements”	Recitals
“Surviving Company”	Section 1.1
“SVB Credit Facility”	Section 6.12
“Tax Rulings”	Section 6.10(b)
“Third-Party AI Terms”	Section 3.14(r)
“Transactions”	Recitals
“Transition Period Report”	Section 6.7(b)
“Unvested Cashed-Out Company Option”	Section 2.3(a)(ii)
“Unvested Company RSU Award”	Section 2.3(b)(ii)
“Unvested Option Consideration”	Section 2.3(a)(ii)
“VAT”	Section 3.16(k)
“Vested Cashed-Out Company Option”	Section 2.3(a)(i)

Term	Section
“Vested Option Consideration”	Section 2.3(a)(i)
“Waiver Agreements”	Recitals
“WARN Act”	Section 3.12(c)
“Withholding Drop Date”	Section 2.4(b)
“Withholding Tax Ruling”	Section 6.10(b)

Section 9.7          Interpretation.

(a)          Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the word “or” will be disjunctive but not exclusive; and (vi) the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation”.

(b)          Unless the context of this Agreement otherwise requires, references to agreements and other documents will be deemed to include all subsequent amendments and other modifications thereto.

(c)          Unless the context of this Agreement otherwise requires, references to statutes will include all subsequent amendments and other modifications thereto, and all rules and regulations promulgated thereunder.

(d)          Whenever this Agreement refers to a number of days, such number will refer to calendar days unless Business Days are specified and any such period will exclude the date specified as the beginning of the period and will conclude at 5:00 pm (Eastern Time) on the final day of such period.

(e)          The phrase “to the extent” will mean the degree to which a subject or other thing extends, and such phrase will not mean simply “if”.

(f)          All accounting terms used herein and not expressly defined herein will have the meanings given to them under GAAP.

(g)	The term “affiliates” will have the meaning set forth in Rule 12b-2 of the Exchange Act.

(h)	The phrase “in the ordinary course of business” and variations thereof will be deemed to refer to actions “in the ordinary course of business consistent with past practice”.

(i)          All amounts payable pursuant to this Agreement will be paid in U.S. dollars. All references to “$” or “dollars” will mean the lawful currency of the United States of America. All references to “NIS” will mean the lawful currency of Israel.

(j)          Each Party has participated in the drafting of this Agreement, which each Party acknowledges is the result of extensive negotiations between the Parties. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision.

(k)          The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

Section 9.8          Counterparts. This Agreement may be executed and delivered (including by DocuSign or e-mail of a .pdf, .tif, .jpeg or similar attachment) (“Electronic Delivery”) in two or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed and delivered will be deemed to be an original but all of which taken together will constitute one and the same agreement. Any such counterpart, to the extent delivered using Electronic Delivery will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party will raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a Contract, and each such Party forever waives any such defense, except to the extent that such defense relates to lack of authenticity.

Section 9.9          Entire Agreement; Third-Party Beneficiaries.

(a)          This Agreement (together with the exhibits, Parent Disclosure Letter and Company Disclosure Letter), the Support Agreements, the other Transaction Documents and the Confidentiality Agreement constitute the entire agreement of the Parties and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein or therein, are not intended to confer upon any other Person any rights or remedies hereunder or thereunder.

(b)          This Agreement will be binding upon and inure solely to the benefit of the Parties and their respective successors and permitted assigns, and nothing expressed or implied in this Agreement is intended or will be construed to confer upon or give any other Person any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing (i) from and after the Effective Time, the Persons holding Company Shares, Company Options or Company RSU Awards immediately prior to the Effective Time (and their successors, heirs and representatives) will be intended third-party beneficiaries of, and may enforce, Article I and Article II, (ii) from and after the Effective Time, the Covered Persons will be intended third- party beneficiaries of, and may enforce, Section 6.4 and (iii) the Company Related Parties (as defined below) and Parent Related Parties (as defined below) are intended third-party beneficiaries of, and may enforce, Section 9.13(a).

Section 9.10         Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision will be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 9.11          Governing Law; Jurisdiction.

(a)          This Agreement and all Actions (whether based on contract, tort or otherwise) arising out of or relating to this Agreement, the Transactions or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement hereof will be governed by, and construed in accordance with, the Laws of the State of Israel, without giving effect to conflicts of laws principles (whether of the State of Israel or otherwise) that would result in the application of the Law of any other state; provided, however, that provisions related to the definition or occurrence of a Company Material Adverse Effect will be interpreted in accordance with the laws of the State of Delaware.

(b)          Each of the Parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any court of competent jurisdiction located in Tel Aviv-Jaffa, Israel in any Action arising out of or relating to this Agreement or the other Transaction Documents or the Transactions or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such Action except in any court of competent jurisdiction located in Tel Aviv-Jaffa, Israel, (ii) agrees that any claim in respect of any such Action may be heard and determined in any court of competent jurisdiction located in Tel Aviv-Jaffa, Israel, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such Action in such courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in such courts. Each of the Parties hereto (A) agrees that a final judgment in any such Action will be conclusive and may be enforced in other jurisdictions (including the United States) by suit on the judgment or in any other manner provided by Law and (B) waives any objection to the recognition and enforcement by a court in other jurisdictions (including the United States) of any such final judgment. Each Party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 9.11(b) in the manner provided for notices in Section 9.4. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law.

Section 9.12          Assignment. This Agreement will not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties; provided, however, that (a) Parent may, in its sole discretion and without the consent of the Company, transfer or assign any or all of its rights, interests and obligations under this Agreement to any direct or indirect wholly owned Subsidiary of Parent, but no such assignment shall relieve Parent of any of its obligations hereunder; provided, further, that under no circumstances shall such assignment be permitted if such assignment would (i) in any way prevent or materially impair or materially delay the consummation of the Transactions, (ii) invalidate any of the Tax Rulings expressly contemplated by this Agreement (except if such Tax Ruling may be revised or amended to accommodate the assignment without materially delaying the consummation of the Transactions) or (iii) materially increase the amount of withholding Taxes otherwise applicable to payments made pursuant to Article II. Any attempt to make any purported assignment not permitted under this Section 9.12 will be null and void. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 9.13          Limitation on Recourse; Enforcement; Remedies; Specific Performance.

(a)          Any claim or cause of action under this Agreement may only be brought against Persons that are expressly named as Parties, and then only with respect to the specific obligations set forth in this Agreement. Except to the extent a named Party to this Agreement (and then only with respect to the specific obligations set forth in this Agreement), none of the Company, Company Subsidiaries or any of their respective former, current or future direct or indirect equity holders, general or limited partners, controlling persons, stockholders, members, managers, directors, officers, employees, agents, affiliates or assignees (collectively, the “Company Related Parties”) and none of Parent, any of its Subsidiaries or any of Parent’s or such Subsidiaries’ respective former, current or future direct or indirect equity holders, general or limited partners, controlling persons, stockholders, members, managers, directors, officers, employees, agents, affiliates or assignees (collectively, the “Parent Related Parties”) will have any liability or obligation for any of the representations, warranties, covenants, agreements, obligations or liabilities of the Company, Parent or Merger Sub or of or for any claim, investigation, or Action, in each case under, based on, in respect of, or by reason of, this Agreement or the Transactions (including the breach, termination or failure to consummate such Transactions), in each case whether based on Contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable Action, by virtue of any statute, regulation or applicable Laws or otherwise and whether by or through attempted piercing of the corporate, limited liability company or partnership veil, by or through a claim by or on behalf of a party or another Person or otherwise.

(b)          Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(c)          The Parties agree that irreparable injury will occur in the event that any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached. Each Party will be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, to a decree or order of specific performance to specifically enforce the terms and provisions of this Agreement and to any further equitable relief in any court of Israel, Germany or the United States having competent jurisdiction.

(d)          The Parties’ rights in this Section 9.13 are an integral part of the Transactions and each Party hereby waives any objections to any remedy referred to in this Section 9.13 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). For purposes of clarity, each Party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any Party. In the event any Party seeks any remedy referred to in this Section 9.13, such Party will not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

SAP SE By: /s/ Dominik Asam Name: Dominik Asam Title: Chief Financial Officer

By: /s/ Georg Kniese Name: Georg Kniese Title: Executive Vice President, Corporate Development

HUMMINGBIRD ACQUISITION CORP LTD. By /s/ Gadi Krumholz Name: Gadi Krumholz Title: Authorized Signatory

[Signature Page to Merger Agreement]

WALKME LTD. By: /s/ Dan Adika Name: Dan Adika Title: Chief Executive Officer

[Signature Page to Merger Agreement]